As confidentially submitted to the Securities and Exchange Commission on December 17, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Baikang Biological Group Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Virgin Islands (State or other jurisdiction of incorporation or organization)	2833 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Ginkgo Biomedical Science & Technology Industrial Park Pizhou, Jiangsu Province People’s Republic of China 221300 +86-0516-86989727— telephone +86-0516-86484555— facsimile	The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801 +1-800-677-3394 — telephone
(Address, including zip code, and telephone number, including area code, of principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony W. Basch, Esq.

Yan (Natalie) Wang, Esq.
Kaufman & Canoles, P.C.
Two James Center, 14th Floor
1021 East Cary Street
Richmond, Virginia 23219
+1-804-771-5700 — telephone
+1-888-360-9092 — facsimile

Fang Liu, Esq. Mei & Mark LLP 818 18th Street NW Suite 410 Washington, DC 20006 +1-888-860-5678— telephone +1-888-706-1173— facsimile

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Common Shares(2)	$	●
Underwriter Warrants(3)	$	●
Common Shares Underlying Underwriter Warrants(3)	$	●
Total	$	●	$	●	(4)

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of ● Common Shares at the expected offering price of $● per share in the case of a maximum offering. Such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional Common Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(3)	We have agreed to issue, on the closing date of this offering, warrants to our underwriters, exercisable at a rate of one warrant per share to purchase up to ●% of the aggregate number of Common Shares sold by the Registrant (the “Underwriter Warrants”). The price to be paid by the underwriters for the Underwriter Warrants is $● per warrant. Assuming an offering price of $● per share and completion of the maximum offering, on the closing date the underwriters would receive ● Underwriter Warrants at an aggregate purchase price of $●. The exercise price of the Underwriter Warrants is equal to ●% of the price of the Common Shares offered hereby. The Common Shares underlying the Underwriter Warrants are exercisable within three years of the date of this offering and are deemed to commence simultaneously with the Underwriter Warrants.

(4)	To be paid on the first non-confidential filing of the registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated December 17, 2018

Baikang Biological Group Holdings Limited

Minimum Offering: ● Common Shares

Maximum Offering: ● Common Shares

This is the initial public offering of Baikang Biological Group Holdings Limited, a British Virgin Islands company. We are offering a minimum of ● and a maximum of ● of our Common Shares. None of our officers, directors or affiliates may purchase Common Shares in this offering.

We expect that the offering price will be between $● and $● per share. No public market currently exists for our Common Shares. We have applied to have our common stock listed on The NASDAQ Capital Market under the symbol “BKSW.” If the application is approved, trading of our Common Shares is expected to begin within 5 days after the date of initial issuance of the Common Shares. We cannot assure you that our application will be approved; however, we will not complete this offering without a listing approval letter from The NASDAQ Capital Market.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to take advantage of certain reduced reporting requirements for this prospectus and may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in these shares of common stock involves significant risks. See “Risk Factors” beginning on page 14 of this prospectus.

	Per Common Share		Minimum Offering		Maximum Offering
Assumed initial public offering price	$	●	$	●	$	●
Underwriting discount and commissions (6%) for sales to investors introduced by the underwriter(1)	$	●	$	●	$	●
Underwriting discount and commissions (4%) for sales to investors introduced by us(1)	$	●	$	●	$	●
Assumed proceeds to us, before expenses	$	●	$	●	$	●

(1)       Minimum and maximum offering amounts for underwriter- and company-introduced investors assume sale of 100% of shares at each respective commission rate. Assumed proceeds presumes the sale of half of offered shares at 4% commission and half at 6% commission rates. See “Plan of Distribution” beginning on page 164 of this prospectus for additional information regarding underwriting compensation.

In addition to the fees discussed above, we have agreed to issue to the underwriters or their designees Underwriter Warrants to purchase shares of common stock equal to 5.0% of the total shares of common stock sold in this offering. The registration statement of which this prospectus is a part also covers the Underwriter Warrants and the shares of common stock issuable upon the exercise thereof. We also have agreed to reimburse the underwriters for certain of their out-of-pocket expenses. See “Plan of Distribution” on page 164 for a description of these arrangements.

We expect our total cash expenses for this offering to be approximately $●. The underwriter, Spartan Securities Group, Ltd., must sell the minimum number of securities offered (●) if any are sold. The underwriter is only required to use their best efforts to sell the maximum number of securities offered (●). The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our underwriters after which at least ● shares of our common stock are sold assuming an offering price of $● per share (the minimum offering); (ii) such time as ● shares of our common stock are sold assuming an offering price of $● per share (the maximum offering) or (iii) ●, 2019. If we do not sell at least ● shares by ●, 2019, all funds will be promptly returned to investors (within one business day) without interest or deduction. If we complete this offering, net proceeds will be delivered to our Company on the closing date. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China. If we complete this offering, then on the closing date, we will issue shares of common stock to investors in the offering and Underwriter Warrants to our underwriters exercisable at a rate of one warrant per share to purchase ●% of the aggregate number of shares of common stock sold in this offering at an exercise price equal to ●% of the price at which we sell our shares of common stock in this offering.

The underwriters expect to deliver the shares against payment in New York, New York, on or about ●, 2019.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Spartan Securities Group, Ltd.

The date of this prospectus is ●, 2019.

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Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, Common Shares only in jurisdictions where offers and sales are permitted.

The information in this preliminary prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed initial public offering, and only the preliminary prospectus issued ●, 2018 is authorized by us to be used in connection with our proposed initial public offering. The preliminary prospectus will only be distributed by us and the underwriters named herein and no other person has been authorized by us to use this document to offer or sell any of our securities.

Until ●, 2019 (25 days after the commencement of our initial public offering), all dealers that buy, sell, or trade our Common Shares, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Prospectus Summary

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Common Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Operating and Financial Review and Prospects” included elsewhere in this prospectus.

Company Overview

We provide health foods and household products containing ginkgo and other herbal ingredients for consumers who believe in the health benefits of ginkgo and botanicals in general. We sell four categories of products, (a) edible oil, (b) liquor, (c) nutraceuticals, and (d) cosmetics and household essential products. Of these, we produce edible oils, liquor and powdered drinks from our nutraceutical category. From our approximately 300,000 square feet manufacturing facility in the Ginkgo Biomedical Science & Technology Industrial Park located in Pizhou, Jiangsu Province, China, we develop, process and market ginkgo edible oil, ginkgo-infused liquor and ginkgo powdered drink for people who believe in the medical value of ginkgo. We also sell dietary supplements, skin care products and home essentials, most of which contain ginkgo ingredients.

Currently our product market is China’s domestic market. Our products are distributed primarily through independent distributors and, to a lesser extent, other wholesalers and individual customers, such as specialty retail stores and tourists.

We consider product research and development (R&D) important to our long-term growth. Our R&D team has developed all of the products we manufacture. We have invented the patented technology to extract ginkgo essence oil, a key ingredient for our edible oil products and the cosmetic products that we sell. In the future we expect to make R&D more central in our overall strategic planning and operations.

We are currently in the process of constructing our Pizhou industrial park (“Pizhou Industrial Park”) adjacent to our existing location. The parcel of land for the Pizhou Industrial Park is approximately 11.1 acres, and the total ground floor area of finished construction of the first phase of the project is expected to be approximately 118,252 square feet. The estimated investment for the first phase of project is approximately $9.1 million (RMB 57.6 million). The actual investment amount will be adjusted based on further confirmed capital needs. The industrial park is designed for, upon completion, adding production lines and ancillary facility for new products and existing product enhancement in order to achieve a substantial increase in our production capacity and product seriation and diversification.

Our Offering

This is the initial public offering (or IPO) of our Common Shares. We are conducting this offering to grow our business, including in particular product distribution channel increase and diversification, R&D, infrastructure building, human capital management and working capital supplement.

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We believe that the market for health foods is not fully developed and matured, especially for products containing ginkgo or other botanical ingredients, while the market for natural personal care and household essential products remains fragmented. We believe there is a significant opportunity for us to obtain a substantially greater market share before participant consolidation begins in the industry. We intend to market our brands and sell our products in a more aggressive fashion. While we believe that we have the technology and production expertise as foundation to achieve further growth, we also realize that we need a significant infusion of cash to leverage our technology and gain a greater market share.

We expect that our initial public offering will raise the profile of our company and that the proceeds from the initial public offering will provide us resources to seek additional market share for our products. Many of our competitors are significantly more well-capitalized than we are. As a result, we believe that resources are key to our goal of increasing our competitive position. This is particularly the case where a number of our competitors selling the ginkgo dietary supplements are much more known than us. We believe that the capital requirement will be an important factor in determining whether we are able to compete with existing manufactures and distributors of similar products.

Industry and Market Background

We are a company focused on ginkgo nuts and ginkgo leaf extract, a subset of China’s ginkgo industry. In 2017, the total sales revenue of all kinds of ginkgo drugs, ginkgo dietary supplements and ginkgo cosmetics in the world exceeded $10 billion, according to a news report.

Among six dietary supplements we sell, three of them contain ginkgo leaf extract. According to a news report, as of July 2015, there were 157 manufacturers in China using ginkgo leaf extract to produce dietary supplements, and as of March 2018, in China there were over 300 manufacturers in the ginkgo processing industry producing mainly ginkgo leaf extract and related products, including medicine, dietary supplements, cosmetics, food, drinks and so on.

The market for all of our products, including dietary supplements, is China. China is home to the world’s largest population of seniors. By the end of 2017, according to a news report, there were more than 241 million people older than 60 in China, representing 17.3 percent of the country's total population. Life expectancy of Chinese residents has extended from 67.8 years old in 1990 to 76.3 years old in 2015 according to the Zhongshang Industry Research Institute.

Potential high profits from dietary supplement product distribution, uneven supervision, low bar to enter the industry cause many mid and small size enterprises to enter this industry. According to 2017 Annual Report of Food and Drug Supervision Statistics, there were about 2,317 dietary supplement manufacturers in China in 2017, most of which are mid and small sized enterprises. The total sales revenue of the top 20 enterprises represents only 38.6% of the market, and there are many smaller size, infamous local enterprises on the other end of the market.

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Our Products

Our products cater to people who believe in ginkgo and other herbs for maintaining general wellness and disease prevention. We formulate, develop and manufacture ginkgo edible oils, ginkgo-infused liquor and ginkgo powdered drink for people who value the potential health effects of ginkgo nuts. In addition, we sell dietary supplements that contain the ginkgo leaf extract or other herbal extracts, ginkgo skin care products and home essentials.

Ginkgo Edible Oil Products

We produce and sell the blended type of edible oil products, all of which contain ginkgo essence oil. We extract ginkgo essence oil from ginkgo nuts and blend it with peanut oil or walnut oil to produce the finished product.

We developed our own ginkgo oil formulas and product technology. Upon launching in 2018, the ginkgo edible oil products achieved such a remarkable sales result that they have become our second best-selling category of products in fiscal 2018. We are optimistic that, as customers continue to use our products and see the efforts we make to enhance our ginkgo edible oils, our sales of ginkgo oil products will continue to grow.

Ginkgo-Infused Liquor

Our liquor products include three types of ginkgo-infused Baijiu, a clear liquor made primarily from sorghum and rice and aged in terra-cotta barrels. They contain ingredients from ginkgo and another herb or plant, either goji, burdock or ginseng. The alcohol by volume of each product is 30%.

Nutraceutical Products

Nutraceutical Products were our best-selling products for fiscal years 2017 and 2018. Our current nutraceutical products include two series of ginkgo powdered drink products and six series of dietary supplement products. Currently all of the dietary supplement products are manufactured by a third party.

Our ginkgo powdered drink products consist of ginkgo nutrition powder and ginkgo crystal granules. They are made from ginkgo nut powder. Most dietary supplement products that we sell contain ginkgo leaf extract.

Cosmetics and Household Essential Products

We sell three skin care products and six household essential products that are outsourced from third-party manufacturers. Most of these products contain ginkgo ingredients we produce and supply to produce the finished products.

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Our Opportunity and Strategy

Our vision is to build our company as a health management platform focusing on health and wellness preservation and the prevention, control and medical treatment of the “three-high” chronic diseases (i.e., high blood pressure, high cholesterol and high glucose) through endogenous and episodic expansions in the mid to long term. Our objective in the mid-term for the next five years is to leverage our strengths in distribution channel and scale, science and technology, and operational management via synergistic business combinations to increase our brand value, profit-making capacity and cash flows.

•	Increase Existing Market Penetration, Expand into New Markets and Diversify Sales Models. We have historically focused, and expect to continue to focus, on our product distribution in the Chinese domestic market. We will increase the number of independent distributors and diversify our sales channels, as well as provide additional services and support to our independent distributors, in order to achieve a deeper market penetration. We plan to expand our sales into the international markets, including the United States, in the mid-term. In addition to our offline sales through independent distributors, we will actively explore the online platform and promote sales on the leading e-commerce marketing and sales channels.

•	Increase Brand Recognition and Product Appeal to Broader Demographic. We believe Baikang is a well-recognized brand name in the ginkgo-based product industries in China. We expect to make additional marketing investment to increase our product and brand awareness among consumers in China. Our main customer base has been older individuals searching for healthier food and dietary supplement solutions. We plan to expand our core customer base by diversifying sales models, expanding e-commerce sales, and increasing investment in the development and distribution of products appealing to younger generations interested in a healthy lifestyle.

•	Substantially Increase R&D Investment, Introduce New Talents, and Further Diversify Production Offerings. Based on our current ginkgo health food and household essential products, we intend to diversify our future product offerings focusing on products with the chronic disease prevention and intervention effects. As a provider of natural health food, supplements and home essential products, we consider it important to continue to invest in research and development of new products. We will focus our R&D efforts on new ginkgo oil product series, while continue to develop new products in the herbal liquor, herbal cosmetics and household essential product categories.

We plan to implement our mid-term operation strategy though a three-step plan. In step I, we aim our product development at new ginkgo oil series product quality enhancement and sales increase. In step II, we plan to increase recruitment of highly trained professionals and industry experts to increase our management and operational efficiency and resource utilization. Going forward, we expect to further diversify our product offerings with an emphasis on launching new function products. We may explore operational expansions through mergers and acquisitions or majority interest acquisitions of the assets with strong synergies and capatibility to our own growth strategy. In step III, we will complete the building of an integrated health management platform and achieve the transition of technicalization, management systemization, channelization and platform effect.

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We believe these strategic initiatives will continue to generate our sales growth, allow us to focus on managing capital and leveraging costs and drive product margins to produce profitability and return on investment for our shareholders.

Competitive Strengths

We believe we have the following competitive strengths. Some of our competitors may have these or other competitive strengths.

•	Ginkgo-Focused Products and Health Science. Built upon our extensive experience in producing high quality ginkgo extracts for pharmaceutical and nutraceutical companies in the early years of our operation, we utilize ginkgo-focused nutrition science and the traditional Chinese medicine theory as the bases for formulating our products.

•	In-House Production Capacity. We manufacture our ginkgo edible oil, ginkgo liquor and ginkgo powdered drink at our operating facility in Pizhou. Among our self-produced products, ginkgo edible oil series have been recognized as a top ranking product in the ginkgo oil product segment in China’s competitive edible oil market for its advanced extraction technology and equipment, according to an ginkgo industry report published by the China Academy of Industry Economy Research (CIRN). We obtained two invention patents and a number of awards and recognition as the result of our development of the ginkgo oil products. We believe our in-house manufacturing capabilities enable us to leverage our strengths, maintain more quality controls, and optimally utilize our proprietary technology to achieve sales growth.

•	Effective Distribution Channels. We believe our distribution model is the best suitable method for us for the marketing and sale of our products because it utilizes the resources and personal contact among our licensed independent distributors and their retail customers.

•	Experienced Management Team. Our management team is led by our founder, Chairman and CEO, Mr. Jinguo Li, an industry expert on ginkgo products. Other members of our senior executive team are experienced in their areas of concentration, including manufacturing, marketing and sales, operations, financial management and cross-border business development.

Risk Factors

We recommend that you consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 14 of this prospectus before purchasing our Common Shares. If any of these risks occur, our business, prospects, financial condition, liquidity, results of operations and ability to make distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our Common Shares could decline and you could lose some or all of your investment. These risks include, among others, the following:

•	Risk regarding our ability to use offering proceeds. Under PRC laws and regulations, we are permitted to use the proceeds from this offering to fund our PRC subsidiaries only through parent/subsidiary loans or capital contributions, subject to applicable government registration and approval requirements. We intend to initiate this process immediately upon completion of this offering. We will be unable to use the proceeds of this offering until we complete this process, and if the process is not completed quickly, we will be delayed in implementing our business plans to the extent they rely on the use of such proceeds.

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•	Possibility to be classified as “Resident Enterprise.” Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders, including repayment of any underpayments and penalties for underpayment.

•	Shareholder enforcement risk. Since almost all of our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, directors and executive officers located in China.

•	Reputation risk. If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matters cannot be addressed and resolved favorably.

•	Large number of competitors. We compete with Chinese domestic and foreign manufacturers and distributors of natural health food and drink products, dietary supplements, cosmetics and household essential products in China. Many of our competitors have better brand name recognition, a longer operating history, larger operational scales, more diverse product offerings, broader distribution channels and greater financial resources than we do.

•	Toxic feature of ginkgo leaves and nuts. Most of our products contain ginkgo ingredients derived from ginkgo leaves or ginkgo nuts. Different sources claim that ginkgo leaves and ginkgo fruits are poisonous if not treated appropriately. If any of the ginkgo-related products that we produce or sell causes an adverse health reaction for our consumers, we could potentially face significant litigation or legal disputes, which could adversely affect our business.

•	Limits to increase efficiency. Our plans to continue to improve productivity and reduce costs may not be successful, which would adversely affect our ability to compete.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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•	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have $1.07 billion or more in annual revenue, have $700 million or more in market value of our Common Shares held by non-affiliates or issue $1 billion or more of non-convertible debt over a three-year period.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

Corporate Structure

We are a British Virgin Islands company limited by shares. We currently have eight (8) shareholders, who will hold between approximately ●% and ●% after completion of the offering, assuming the completion of the minimum and maximum offering, respectively. Of these shareholders, our largest shareholder is Mr. Jinguo Li, our Chairman of the Board and Chief Executive Officer. As Mr. Li holds 40% of our Company prior to completion of this offering and between approximately ●% and ●% after completion of the offering, depending on whether the minimum or maximum offering is completed, Mr. Li has significant influence on the operation of our business. No other shareholder is expected to hold more than ten percent of our shares after completion of this offering.

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Our current corporate structure is as follows prior to completion of this offering:

Corporate Information

Our principal executive offices are located at Ginkgo Biomedical Science & Technology Industrial Park, Pizhou, Jiangsu Province, People’s Republic of China 221300. The telephone number of our principal executive offices is +86 0516-86989727. We maintain a website at http://www.chinabksw.com, on which we will post our key corporate governance documents, including our board committee charters and our code of ethics. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we,” “us,” “our company,” “Company,” “our” and “Baikang” refer to:

•	Baikang Biological Group Holdings Limited, a British Virgin Islands company (“Baikang” when individually referenced), which is the parent holding company issuing securities hereby;

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•	Jiahao International (HK) Limited (香港嘉豪国际有限公司), a Hong Kong company (“Jiahao HK” when individually referenced), which is a wholly-owned subsidiary of Baikang;

•	Jiangsu Baikang Bio-Tech Co., Ltd. (江苏佰康生物科技股份有限公司), a PRC company (“Jiangsu Baikang”), which is a 99.86%-owned subsidiary of Jiahao HK;

•	Jiangsu Baijiale Oil Crop Co., Ltd. (江苏佰嘉乐油脂有限公司), a PRC company (“Baijiale”), which is a wholly owned subsidiary of Jiangsu Baikang; and

•	Jiangsu Baikang Purification Engineering Equipment Co., Ltd. (江苏佰康净化工程设备有限公司), a PRC company (“Baikang Purification”), which is a wholly owned subsidiary of Jiangsu Baikang.

By virtue of  (i) Baikang’s 100% ownership of Jiahao HK, (ii) Jiahao HK’s 99.86% ownership of Jiangsu Baikang, and (iii) Jiangsu Baikang’s 100% ownership of Baijiale and Baikang Purification, the financial statements of Jiahao HK, Jiangsu Baikang, Baijiale and Baikang Purification are consolidated with that of Baikang.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of April 30, 2018 and 2017 were US$1.00 for RMB 6.3306 and RMB 6.8960, respectively. The average exchange rates for the years ended April 30, 2018 and 2017 were US$1.00 for RMB 6.5774 and RMB 6.7631, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of the Chief Executive Officer and Chairman of our Board of Directors will be presented as “Jinguo Li,” even though, in Chinese, Mr. Li’s name is presented as “Li Jinguo.”

We obtained the industry and market data used in this prospectus supplement, the accompanying prospectus, any free writing prospectus or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

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The Offering

Offering Details

Assumed Offering Price per Share:	$●

Anticipated NASDAQ Capital Market Symbol:	“BKSW” (CUSIP No. ●)

Gross Proceeds to Us, Net of Underwriting Discount but before Expenses:	$●

Use of Proceeds:	We plan to devote the net proceeds of this offering to (i) product distribution channel increase and diversification, (ii) research and development, (iii) infrastructure building (Pizhou Industrial Park project), (iv) human capital management and (v) working capital supplement. See the “Use of Proceeds” section beginning on page 50.

Delivery of Common Shares:

The underwriters expect to deliver the Common Shares against payment on ●, 2019. On the closing date, we will issue Common Shares to investors and Underwriter Warrants to our underwriters exercisable at a rate of one warrant per share to purchase up to ●% of the aggregate number of Common Shares sold in this offering, exercisable at ●% of the offering price of our Common Shares in this offering.

Best efforts:	The underwriters are selling our Common Shares on a “best efforts” basis. Accordingly, the underwriters have no obligation or commitment to purchase any securities. The underwriters are not required to sell any specific number of dollar amount of Common Shares but will use its best efforts to sell the Common Shares offered.

Offering period:	The Common Shares are being offered until ●, 2019. If the minimum offering amount is not raised by ●, 2019, all subscription funds from the escrow account will be returned to investors promptly without interest or deduction of fees. The offering may close or terminate, as the case may be, on the earlier of (i) any time after the minimum offering amount of our Common Shares is raised, or (ii) by ●, 2019. If we raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us.

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Escrow account:	The gross proceeds from the sale of the Common Shares in this offering will be deposited in a non-interest bearing escrow account maintained by the escrow agent, Wilmington Trust N.A. All check will be deposited directly into the escrow account and all wire transfers will be wired directly to the escrow account. The funds will be held in escrow until the escrow bank, ●, has advised us and the escrow agent that it has received a minimum of $●, the minimum offering, in cleared funds. If we do not receive the minimum of $● by ●, 2019, all funds will be returned to purchasers in this offering on the next business day after the termination of the offering, without charge, deduction or interest. Prior to ●, 2019, in no event will funds be returned to you unless the offering is terminated. You will only be entitled to receive a refund of your subscription price if we do not raise a minimum of $● by ●, 2019. No interest will be paid either to us or to you. See “Plan of Distribution.”

Share Structure

Common Shares Outstanding Prior to Completion of Offering:	8,000,000

Common Shares Offered by Us:	Between ● (minimum offering) and ● (maximum offering)

Common Shares to be Outstanding after this Offering:	Between ● (minimum offering) and ● (maximum offering)

Concentration of Ownership:	Upon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, between approximately ●% and ●% of the voting power of our outstanding Common Shares.

Dividend Policy:	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

Lock-Up Agreements:	We, our directors and executive officers, existing shareholders holding in aggregate ●% of our Common Shares on a fully diluted basis without giving effect to this offering, have agreed with the underwriters not to sell, transfer or dispose of any Common Shares for periods of between six months and one year after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Plan of Distribution.”

Other Matters

Transfer Agent:	Island Capital Management, LLC, doing business as “Transhare” 15500 Roosevelt Boulevard, Suite 301 Clearwater, FL 33760

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Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus beginning on page 14 before deciding to invest in our Common Shares.

The number of Common Shares that will be outstanding after this offering is based on ● Common Shares outstanding as of ●, 2018, and excludes:

o	Up to ● Common Shares to be issued upon the exercise of options to purchase Common Shares granted to our underwriters in connection with this offering, with an exercise price of $● per share.

Selected Financial Data

The following summary consolidated statements of operations and cash flow data for the fiscal years ended April 30, 2018 and 2017, and the summary consolidated balance sheet data as of April 30, 2018 and 2017, have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. You should not view our historical results as an indicator of our future performance.

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Selected Consolidated Statement of Income and Comprehensive Income

(In U.S. dollars, except number of shares)

	For the Years Ended April 30,
	2018	2017

REVENUE	$26,762,733	$14,681,575
COST OF REVENUE	6,346,941	3,110,750
GROSS PROFIT	20,415,792	11,570,825

OPERATING EXPENSES
General and administrative expenses	2,158,432	2,323,192
Selling expenses	843,776	426,578
Research and development expenses	94,149	46,852
Total operating expenses	3,096,357	2,796,622
INCOME FROM OPERATIONS	17,319,435	8,774,203

OTHER INCOME (EXPENSE)
Other income (expense), net	301,289	(26,635)
Interest expense	(65,989)	(72,111)
Total other income (expense), net	235,300	(98,746)

INCOME BEFORE INCOME TAXES	17,554,735	8,675,457
INCOME TAXES PROVISION	2,632,604	1,299,380

NET INCOME	$14,922,131	$7,376,077
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	20,891	10,327
NET INCOME ATTRIBUTABLE TO THE COMPANY	14,901,240	7,365,750

OTHER COMPREHENSIVE INCOME

Foreign currency translation adjustment	6,409	749,797

COMPREHENSIVE INCOME	$14,928,540	$8,125,874
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	20,900	11,376
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	14,907,640	8,114,498

Earnings per share
Basic and diluted	$1.86	$1.01

Weighted average number of shares outstanding
Basic and diluted	$8,000,000	$8,000,000

Selected Consolidated Balance sheet

(In U.S. dollars)

	April 30,	April 30,
	2018	2017
Cash	$742,563	$449,079
Total current assets	3,666,099	1,323,367
Total assets	$17,996,229	$13,335,777
Total current liabilities	8,812,243	19,696,391
Total liabilities	9,428,303	19,696,391
Total equity (deficit)	8,567,926	(6,360,614)
Total liabilities and equity	$17,996,229	$13,335,777

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Risk Factors

Before you decide to purchase our Common Shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Common Shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

We operate in a highly competitive industry. Our failure to compete effectively could adversely affect our market share, revenues, and growth prospects.

The health food and dietary supplement industry is intensely competitive and highly fragmented. Participants include large scale and well-funded manufacturers and other smaller participants. We believe that the market is also highly sensitive to the introduction of new products, including the ever-growing list of new dietary supplements and health foods, which may rapidly capture a significant share of the market. Presently our business operations and product distribution are exclusively conducted in China, and we expect to expand our product sales into the international markets in the near future. In China, we compete for sales with heavily advertised national and international brands manufactured by large pharmaceutical and food companies, as well as other small manufacturers. Our competitors mainly include large Chinese nutritional supplement product manufacturers and foreign-based companies with international operations. We may not be able to compete effectively and our attempt to do so may require us to reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, revenues, and growth prospects.

We are subject to risks related to product recalls, and our operation results and financial condition would suffer if we fail to adequately manage such risks.

We have implemented measures in our manufacturing process that are designed to prevent and detect defects and contaminants in our products. Such measures, however, may not prevent, reveal or detect defects or contaminants in our products, and such defects may not become apparent until after our products have been sold into the market. Consequently, there is a risk that product defects may occur and such defects or contaminants will require a product recall. Any product recalls and related remedial actions can be costly to our operations and could have a material adverse effect on our business, results of operations and financial condition. Additionally, our third-party suppliers may be reluctant to implement these stringent measures or may refuse to manufacture our products. These additional measures may strain our relationships with those suppliers or may increase our cost of goods sold. Furthermore, product recalls could result in negative publicity and public concerns regarding the safety of our products, which could harm the reputation of our products and our business and could cause the market value of our Common Shares to decline.

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Product liability claims could hurt our business.

Our products consist of ginkgo, other herbs, vitamins, minerals and other ingredients that are classified as foods or dietary supplements and, unlike prescription medication, our product formulas are not subject to pre-market regulatory approval with respect to medical efforts in China in which our products are distributed. With the exception of ginkgo oil, we do not conduct or sponsor clinical studies of our products. As a manufacturer of ginkgo edible oil, ginkgo liquor and ginkgo powered drink that are ingested by consumers or applied to their bodies, we may be subjected to various product liability claims, including that: (i) our products contain defects or contaminants; (ii) our products include inadequate instructions as to their uses; or (iii) our products include inadequate warnings concerning side effects and interactions with other substances. Any product liability claims and the resulting adverse publicity could negatively affect our business or we could be required to pay substantial monetary damages which could harm our business in the future.

Because we cannot exert the same level of influence or control over our independent distributors as we could were they our own employees, our distributors could fail to comply with our distributor policies and procedures, which could result in claims against us that could harm our financial condition and operating results.

Our distributors are independent and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight as we would if distributors were our own employees. As a result, there can be no assurance that our distributors will participate in our marketing strategies or plans, accept our introduction of new products, or comply with our distributor policies and procedures.

Extensive national and local laws regulate our business and products. Although we have implemented distributor policies and procedures designed to govern distributor conduct and to protect the goodwill associated with our trademarks and tradenames, it can be difficult to enforce these policies and procedures because of the large number of distributors and their independent status. Violations by our independent licensed distributors of applicable law or of our policies and procedures in dealing with customers could reflect negatively on our products and operations and harm our business reputation.

Because of our dependence on consumer perceptions, adverse publicity associated with harmful effects resulting from the consumption of our productions, or any similar products distributed by other companies, could have a material adverse effect on us.

We are highly dependent upon consumer perception of the safety and quality of our products and the ingredients they contain, as well as that of similar products distributed by other companies. Consumer perception of products and the ingredients they contain can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products or the ingredients they contain and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less favorable or that questions earlier research or publicity could have a material adverse effect on our ability to generate revenues. As such, period-to-period comparisons of our results should not be relied upon as a measure of our future performance. Adverse publicity in the form of published scientific research or otherwise, whether or not accurate, that associates consumption of our products or the ingredients they contain or any other similar products distributed by other companies with illness or other adverse effects, that questions the benefits of our or similar products, or that claims that such products are ineffective could have a material adverse effect on our reputation, the demand for our products, our ability to generate revenues and the market price of our Common Shares.

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Our failure to appropriately respond to changing consumer preferences and demand for new products could significantly harm our customer relationships and product sales.

Our business is particularly subject to changing consumer trends and preferences. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not be able to respond in a timely or commercially appropriate manner to these changes. If we are unable to do so, our customer relationships and product sales could be harmed significantly.

Furthermore, the nutritional supplements industry in particular is characterized by rapid and frequent changes in demand for products and new product introductions. Our failure to accurately predict these trends could negatively impact consumer opinion with respect to the products we distribute. This could harm our customer relationships and cause losses to our market share. The success of our new product offerings depends upon a number of factors, including our ability to: accurately anticipate customer needs; innovate and develop new products; successfully commercialize new products in a timely manner; price our products competitively; manufacture and deliver our products in sufficient volumes and in a timely manner; and differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could become obsolete, which could have a material adverse effect on our revenues and operating results.

Our manufacturing activity is subject to certain risks.

We manufacture a portion of the products sold at our manufacturing facility located in Pizhou, China. As a result, we are dependent upon the uninterrupted and efficient operation of our manufacturing facility. Our manufacturing facilities and warehouses are subject to the risk of catastrophic loss due to, among other things, fire, flood, earthquake, or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, we would be expected to disrupt our operations and could have a material adverse effect on our Company’s results of operations and financial condition.

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As the manufacturer of our own products, we are subject to a variety of PRC laws and regulations, including, among others, the Food Safety Law of the PRC, as amended in 2015, (the “Food Safety Law”) and its Implementation Regulations, as amended in 2016, Administrative Measures for Food Production Licensing, as Amended in 2017, and Administrative Measures for Food Business Licensing, as amended in 2017. These law and regulations require us to (1) obtain the corresponding food production permit pursuant to the law; (2) organize staff to attend training in food safety knowledge to study food safety laws, regulations, rules, standards and other food safety knowledge; (3) establish and implement the employee health examination system and health record system; (4) establish an incoming goods examination and logging system and food exit inspection and logging system, faithfully record items that are required by law to be recorded, or retain incoming goods documents or sales documents that bear relevant information; (5) establish and implement such food safety management systems as ingredient inspection and acceptance, production process safety management, storage management, equipment management, and substandard product management systems. Compliance with these regulations has increased and may further increase the cost of manufacturing our products. Our results of operations and financial condition could be materially adversely affected if regulatory authorities determine that our Company is not in compliance with PRC regulations on food, drink, dietary supplements or other products we sell to our customers. A finding of noncompliance may result in administrative warnings, penalties or actions impacting our ability to continue selling certain products, which could have a material adverse effect on our Company’s results of operations and financial condition.

We are exposed to substantial risks associated with the distribution of products manufactured by third parties.

In addition to selling products we produce, we contract with third-parties, such as Shandong Senjian Biotechnology Development Co., Ltd., Jiangsu Baiziya Cosmetics Co., Ltd. and Qingzhi (Shanghai) Daily Necessities Co., Ltd., to produce or supply some of our products. We do not have full control over the manufacturing activities of the manufacturers which produce these products. Significant delays and defects in our products resulting from the activities of our contract manufacturers may have a material adverse effect on our Company’s results of operations and financial condition.

Under the PRC law, for the third party products that we distribute, the third party manufacturers are responsible for the quality of the products. We, however, may still be liable under certain circumstances. For example, product sellers bear tort liabilities for product defects as a result of the seller’s negligence which has caused the consumers’ damages or if the sellers are unable to specify the manufacturer of a defective product. In the event consumers suffer from damages caused by product defects, consumers may seek compensation either from the product manufacturer or from the seller of the products. If a product defect occurs during the manufacturing period and the compensation is paid by a seller, then the seller is entitled to recover losses from the manufacturer. However, if a defect occurs during the selling period and the compensation is paid by the manufacturer, then the manufacturer is entitled to recover losses from the seller. In the event that product defects are caused by the manufacturers, while we have the right to seek recourse against the manufacturers after we pay damages to the consumers, there can be no assurance that we could recover any of our compensation payments we will have made.

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We may be unable to obtain, retain or renew required permits, licenses or approvals for our business operations.

We are required to maintain certain permits, licenses and approvals issued by relevant government agencies to operate business in the PRC. Our inability to secure any permits, licenses and approvals in the PRC in a timely manner or at all could result in operational delays or suspensions and/or administrative fines and penalties, which could have a material adverse effect on the manufacturing operations of our relevant facilities, as well as our overall business, results of operations and financial condition.

Based on the requirement of “one license for one enterprise,” Administrative Measures for Food Production Licensing, as amended in 2017, require an entity to obtain a Food Production License from the relevant government agency prior to engaging in food production activities within the territory of the PRC. In our operations, Baijiale holds a license to produce edible vegetable oil and has signed a long-term cooperation agreement with its direct parent company, Jiangsu Baikang, which has the manufacturing capacity and skilled production work force. Under the cooperation agreement, Baijiale entrusts Jiangsu Baikang to be responsible for edible oil production, and Jiangsu Baikang provides production equipment and technical personnel to produce edible oil at the designated site of Baijiale. We cannot be certain that such cooperation arrangement would not be a violation of the Administrative Measures for Food Production Licensing, although the relevant government agencies have not rendered an opinion in this aspect. Should the relevant administrative agencies deem the arrangement to be incompliant with PRC law, such a violation may subject these two subsidiaries to administrative penalties or suspension of the production license, and consequently could cause a material adverse effect on our business operations and financial condition.

Pursuant to the Food Safety Law of the PRC and the Administrative Measures on Registration and Filling of Health Food Products, a manufacturer must register or make the required filing with the CFDA for manufacturing and selling dietary supplement products. Prior to the enactment of the above law and regulations, we previously manufactured and distributed dietary supplements under our license for food manufacturing and distribution. However, we are no longer able to manufacture and sell dietary supplements and do not do so. We have submitted the required registration and filings. As of the date of the registration statement, however, we have not obtained the registration and filling certificates. We previously sold certain dietary supplement inventory which were manufactured before the above rules took effect. We cannot assure you that the relevant government agencies will not impose fines and penalties for the sale should they decide to enforce the above PRC law. Should we be required to pay fines or penalties, our results of operations and financial condition may be materially adversely affected.

In addition, there is no assurance that we will be able to renew any existing permits, licenses and approvals when they expire or that we will be able to obtain or renew future permits, licenses and approvals in a timely manner, or at all. Furthermore, there is no assurance that such permits, licenses or approvals will not be revoked for whatever reason by the relevant authorities in the future. Failure to obtain or renew such permits, licenses and approvals as planned could materially and adversely affect our business, results of operations and financial condition.

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Our nutraceutical products constitute a significant portion of our sales, and our financial condition and operation results could be materially adversely affected if our sale of such products decreases significantly without suitable product replacement.

Our nutraceutical products has constituted a significant portion of our customer sales, accounting for approximately 79.6% and 99.1% of our total revenues in fiscal years 2018 and 2017, respectively. We are currently endeavoring to expand our production and sale to include products other than nutraceutical products, and for example, we plan to diversify our product offerings based on our current ginkgo oil series to include other innovative new products. However, there is no assurance that we will be successful in creating new demand for our products through such initiatives. If customer demand levels for the nutraceutical products decline significantly before we become successful in generating enough demand for new replacement products, our financial condition and results of operations may be materially and adversely affected. In addition, any adverse development relating to nutraceutical products, including the introduction of superior products by our competitors or the use of improved formulas or technologies that could replace the products we distribute, could have a material adverse effect on the results of our operations.

Price increases in raw materials and sourced products could harm the Company’s financial results.

Our principal raw materials are ginkgo nuts and extracts, certain herbs and plant extracts, most of which are extracted from plants or crops. These raw materials are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our ability to reduce our exposure to increases in those costs through a variety of ways, while maintaining and improving margins and market share. We also rely on third-party manufacturers as a source for a portion of components for our products. These manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. Raw material and sourced product price increases may offset our productivity gains and price increases and may adversely impact our financial results.

Unforeseen and severe weather can reduce cultivation activities and lead to a decrease in anticipated harvests.

Seasonal climate and weather variations such as levels of rainfall and temperature may, among other things, affect the quality, overall supply and availability of raw materials. Sustained adverse weather conditions in Jiangsu Province in general and in Pizhou in particular, such as rain, drought, extreme cold or extreme heat, could disrupt or curtail cultivation activities. This in turn could reduce anticipated harvest yields, cause delays, and negatively affect the quality of anticipated harvests. In addition, natural disasters such as fires, earthquakes, snowstorms, floods or droughts, or natural conditions such as crop disease, pests or soil erosion, may also negatively impact our cultivation and harvest.

In addition, the actual climatic conditions of Jiangsu Province and of Pizhou in particular may not conform to historical patterns and may be affected by variations in weather patterns. The effects of climate change may produce more unpredictable weather events that may adversely affect our suppliers’ ability to cultivate and harvest successfully. The occurrence of any of these may materially harm our business.

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High quality materials for our products may be difficult to obtain or substantially increase our production costs.

Raw materials account for a portion of our manufacturing costs and we rely on third-party suppliers to provide almost all raw materials. Suppliers may be unable or unwilling to provide the raw materials we need in the quantities requested, at a price we are willing to pay, or that meet our quality standards. We are also subject to potential delays in the delivery of raw materials caused by events beyond our control, including transportation interruptions, delivery delays, labor disputes and changes in government regulations. Our business could be adversely affected if we are unable to obtain a reliable source of the raw materials used in the manufacturing of our products that meets our quality standards. Any significant delay in or disruption of the supply of raw materials could, among other things, substantially increase the cost of such materials, require reformulation or repackaging of products, require the qualification of new suppliers, or result in our inability to meet customer demands.

The toxic feature of ginkgo leaves and ginkgo fruits could have a material adverse effect on us.

Difference sources claim that ginkgo leaves and ginkgo fruits are poisonous if not treated appropriately. For example, the National Center for Complementary and Integrative Health has warned that, although ginkgo appears to be safe for many healthy adults when taken by mouth in moderate amounts, eating fresh (raw) or roasted ginkgo seeds can be poisonous and have serious side effects.

We purchase ginkgo nuts to extract ginkgo essence oil. Although we believe we process the ginkgo nuts appropriately to eliminate the toxic substance as much as possible, such as removing the toxic embryo from the ginkgo endosperm, we cannot assure the consumers of our products that our ginkgo essence oil and the remaining ginkgo nut powder after the oil is extracted contain no toxic substances, or contain so few toxic substances that they will not cause any adverse impact on consumers.

We purchase ginkgo nut powder and ginkgo spirit base as raw materials to produce ginkgo powdered drink and ginkgo-infused Baijiu. Both ginkgo nut powder and ginkgo spirit base are made from ginkgo nuts. Although we select our suppliers and third-party manufacturers very carefully and believe they have the qualifications and the ability to process ginkgo nuts appropriately, we cannot be certain that they comply with relevant rules at all times. Nor can we assure our consumers that the third-party manufacturers of the products that we sell comply with the relevant rules at all times, or purchase the qualified ginkgo leave extract as a raw material.

If any of the ginkgo-related products that we produce and/or sell causes any adverse health reactions for any of the consumers of our products, we could face significant litigation or administrative proceedings, which could adversely affect our business.

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The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers comprise primarily independent distributors and, to a lesser extent, specialty retail stores and individual consumers. For the fiscal year ended April 30, 2018, although we had a dozen different customers, we had one customer that accounted for approximately 13.7% of our total revenue. For the year ended April 30, 2017, sales to two customers, both independent distributors, accounted for approximately 18.5% and 13.2%, respectively, of our total revenue. While we have a five-year agreement with these distributors, we cannot guarantee that we will be able to maintain or improve the relationships with these customers, or that we will be able to obligate these customers to purchase our products at current levels or at all. Any failure to purchase at the current level or pay by these customers could have a material negative effect on our company’s business. If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

If our largest customers reduce their orders with us, such revenues would be very difficult to replace.

Our largest customers are independent distributors in five provinces, including Jiangsu, Zhejiang, Liaoning, Shandong and Hebei, and each of them sells our products to their retail customers. For the fiscal year ended April 30, 2018, sales to one customer accounted for approximately 13.7% of our total revenue. For the fiscal year ended April 30, 2017, sales to two customers accounted for approximately 18.5% and 13.2%, respectively, of our total revenue. Those largest customers are all our independent distributors. There is no other customers that present the opportunity that these customers present to us. As a result, if these customers purchased less of our products in the future, it would be difficult to replace those lost revenues.

Most of our products are not as well-known as those of our competitors.

There are a variety of competitors that manufacture and distribute similar products to ours in China and some are more well-known than our products. We are aware of several dozen competitors to our products, some of which have been on the market for years. However, we do not believe that there is a single leader in our industry. Nevertheless, we face competition from well-known brands like Nutrilite or Puritan’s Pride, as well as products produced by well-established manufacturers such as Beijing Tong Ren Tang, Amway Health Products or Hansen Medical. If we are unable to achieve recognition for our brand or if consumers opt to use products from companies they recognize more than our company, our products may not be well accepted.

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Our reliance on third party service providers may put us at risk of service failures for our customers.

We rely on third party service providers to deliver a portion of raw materials and products we purchase from the suppliers to our facility and to ship our products from our manufacturing facilities to some of our customers in China. We compete based on price, quality and reliability, and a failure to deliver our products on time to our customers could harm our reputation. A failure to deliver a substantial portion of supplies on time to us could cause delays in our production operations or product distribution to our customers. To the extent we are unable to meet the customer’s demand for products or do not deliver products on time, we stand a substantial risk of losing those customers. Because we rely on third parties for logistics services, we may be unable to avoid supply chain failures, even if we are able to meet our manufacturing obligations to customers.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Chinese subsidiaries own 2 patents and 16 trademarks in China, all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). This intellectual property has allowed our products to earn market share in the health food and dietary supplement products industry.

In addition to owning two patents, we also hold the license to use a third party’s patent exclusively. If our patent licensor revokes the exclusive license granted to us, we may need to enforce our rights under the license through legal channels.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure agreements with certain employees. If any of our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Our two invention patents issued in 2016 and 2017 have only 20 years of protection. Once these patents expire, our products may lose some market share if they are copied by our competitors. In addition, we have the exclusive license to use a patent owned by Jiangsu University until December 31, 2018. Although we plan to renew this license prior to its expiration, there is no guarantee we will be able to renew it. Then, our business revenue might suffer some loss as well.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

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Our Chinese patents and registered marks may not be protected outside of China due to territorial limitations on enforceability.

In general, patent and trademark rights have territorial limitations in law and are valid only within the countries in which they are registered.

At present, Chinese enterprises may register their trademarks overseas through two methods. One is to file an application for trademark registration in each single country or region in which protection is desired, while the other is to apply via the Madrid system for international trademark registration. By the second way, under the provisions of the Madrid Agreement concerning the International Registration of Marks (the “Madrid Agreement”) or the Protocol Relating to the Madrid Agreement concerning the International Registration of Marks, applicants may designate their marks in one or more member countries via the Madrid system for international registration.

Similar to trademarks, Chinese enterprises may also register their patents overseas through two methods. One is to file an application for patent registration in each single country or region, and the other is to file international application with the China Intellectual Property Office or the International Bureau of World Intellectual Property Organization under the Patent Cooperation Treaty. However, such international application may relate to invention or utility model patents, but does not include industrial design patents.

Currently, we have registered 16 trademarks in China. All of our patents and trademarks are registered in China. If we do not register them in other jurisdictions, they may not be protected outside of China. As a result, our business and competitive position could be harmed.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to patents in our industry involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

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•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our branded products; or

•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

Our bank accounts are not fully insured or protected against loss.

We maintain our cash with various banks located in mainland China. Our cash accounts in the PRC are not insured or otherwise protected. Should any bank holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

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We are substantially dependent upon our senior management.

We are highly dependent on our senior management to manage our business and operations. In particular, we rely substantially on our Chief Executive Officer, Mr. Jinguo Li.

We do not maintain key person life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense, and the pool of suitable candidates is limited. We may be unable to quickly locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management.

Our ability to develop and market new products or modify existing production methods may be adversely affected if we lose the services of or cannot replace certain employees knowledgeable in advanced scientific and other fields.

Our products are depend on proprietary formulas, production processes and methods founded on specialized knowledge, skills, and expertise. If the services of employees knowledgeable in these fields are lost and cannot be replaced in a timely fashion at reasonable costs, our ability to develop and market new products or modify existing products and production methods would be adversely impacted. Additionally, regulatory compliance with respect to our products and financial matters generally requires a certain level of knowledge and expertise related to production, quality assurance, and financial control. If we lose the services or cannot reasonably replace employees who have the necessary knowledge and expertise, our ability to remain in regulatory compliance could be adversely affected.

We rely on our information technology systems to manage numerous aspects of our business, and a disruption in these systems could adversely affect our business.

We rely on our information technology, or IT, systems to manage many aspects of our business. Our IT systems are an essential component of our business operations, and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to damage or interruption from power outages, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, security breaches and computer viruses, or natural disasters. Any disruption could cause our business and competitive position to suffer and adversely affect our business and operating results.

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Cyber security risks or other failures to maintain the security of data related to our Company, employees, suppliers, distributors and customers could expose us to data loss, litigation and liability, and our reputation could be significantly harmed.

We possess and manage large volumes of data relating to our business and from our employees, suppliers, independent distributors and end customers for business purposes, including for transactional and promotional purposes, and our information technology systems enter, process, summarize and report such data. The integrity and protection of this data is critical to our business. We are subject to security and privacy regulations, as well as customer protection requirements. Maintaining compliance with these evolving regulations and requirements could be difficult and may increase our expenses. In addition, a penetrated or compromised data system or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss or fraudulent or unlawful use of data relating to our company, our employees, suppliers, independent distributors or customers, which could harm our reputation, disrupt our operations, or result in remedial and other costs, fines or lawsuits.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes increasing market penetration of our existing products, developing new products and increasing the number and size of customers we serve. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls;

•	increased marketing, sales and support activities; and

•	hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

We may be subject to penalties under relevant PRC laws and regulations due to failure to make full social security and housing fund contributions for some of our employees.

In the past, contributions by our PRC subsidiaries for some of their employees to the social security and housing funds may not have been in compliance with relevant PRC regulations. Pursuant to the Regulation on the Administration of Housing Accumulation Funds, as amended in 2002, the relevant housing fund authority may order an enterprise to pay outstanding contributions within a prescribed time limit. Pursuant to the PRC Social Insurance Law promulgated in 2010, the social security authority may order an enterprise to pay the outstanding contributions within a prescribed time limit and may impose penalties if there is a failure to do so. To the extent the relevant authorities determine we have underpaid, our PRC subsidiaries may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing funds.

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In addition, in July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Reform Plan of the Taxation and Collection Systems of National Taxes and Local Taxes,” which states that, effective January 1, 2019, basic pension insurance premiums, basic medical insurance premiums, unemployment insurance premiums, injury insurance premiums and maternity insurance premiums shall be levied by the tax authorities. Under the new system, tax collection is likely to be stringently administrated and enforced. There can be no assurance that we will not be required to pay all of the previously delinquent social insurance and housing fund contribution amounts and associated administrative penalties.

We may not be able to obtain title certificates for our under-construction property.

Currently we have buildings that are under construction. However, we have not completed the preliminary administrative licensing procedures required for such construction in progress, including, but not limited to, a construction land planning permit, construction project planning permit and construction permit. As of the date of the registration statement, we have received a statement from the administrative agency that the relevant documents are being processed.

We may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we may be involved in legal proceedings and commercial disputes. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, warranty claims and other disputes with customers and suppliers, intellectual property matters, environmental issues, tax matters and employment matters. There can be no assurance that such proceedings and claims, should they arise, will not have a material adverse effect on our business, results of operations and financial condition. At present, we are involved in two pending litigations, and the aggregated dispute amount is approximately RMB 580,000.

Risks Related to Our Corporate Structure and Operation

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a foreign company not listed on a U.S. stock exchange. The Sarbanes-Oxley Act and rules and regulations implemented by the SEC and The NASDAQ Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

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We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized foreign private issuers. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Common Shares could decline.

We expect to make significant investment and capital expenditures to expand our business operations after our initial public offering and such investment, if not properly managed, could materially and adversely affect our financial condition and the results of operations.

To implement our post-IPO growth strategy, we plan to make significant investment in a number of areas, including but not limited to, product distribution channel increase and diversification, R&D, Pizhou Industrial Park buildings and human capital investment. While we currently plan to use proceeds from the IPO to finance such investment and capital expenditures, there can be no assurance that proceeds from the IPO could be sufficient to cover all the costs and expenditures associated with our business growth investment. Our expenditures could further increase as a result of, among other things, the cost of labor and materials, the cost of production equipment replacement and the cost to maintain or improve our existing facility. If we cannot properly manage the expected significant increase in our expenditures, our results of operations and financial condition could suffer.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements under the U.S. securities laws as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

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As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our Common Shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. Our Board of Directors could make such a decision to depart from such requirements by ordinary resolution.

The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. If we relied on the foreign private issuer exemption, a majority of our board of directors would not consist of independent directors, and fewer board members would be exercising independent judgment and the level of board oversight on the management of our company might decrease as a result. In addition, we could opt to follow British Virgin Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. For a description of the material corporate governance differences between the Nasdaq requirements and British Virgin Islands law, see “Description of Share Capital — Differences in Corporate Law.”

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance, including food safety liability and employer liability insurance, to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. For example, our subsidiaries do not have coverage of business interruption insurance. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

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Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although China claims that the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Chinese economic growth slowdown may harm our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. The situation has impacted many industries and economic segments in China, such as restaurant, tourism and certain manufacturing industries. Our business operations in China mainly rely on health food, dietary supplements and skincare products, which are impacted by an economic downturn. If China’s economic growth continues to slow down, our products will be adversely affected due to the slow expansion or shrinkage of the food, nutrition and cosmetic products industry.

Global political uncertainties, and changes in government regulations and trade policies of China and other countries may adversely impact our business and operating results.

Our operations and performance depend substantially on global, regional and Chinese economic and geopolitical conditions. Our business is subject to risks associated with Chinese and foreign legislation and regulations relating to imports, including tariffs, quotas, duties or taxes, and other charges or restrictions on imports, which could adversely affect our operations and our ability to export products to foreign markets if our products are sold internationally in the future. For example, in the U.S., the change in the U.S. government administration has resulted in uncertainty regarding changes in regulations, domestic and foreign relations and international trade policies. The U.S. government has announced heightened tariffs on many Chinese exported products and restrictions on Chinese investment in the U.S. companies. We cannot predict whether and how those regulatory changes or additional changes or restrictions will impact our future costs of operations or product distributions in the international markets should we start to distribute products in the foreign market. Future government regulations and trade policies on tariffs and investment restrictions in the countries where we intend to distribute our products or have other operations may have a material adverse effect on our business, financial condition and results of operations.

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Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008 and was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

Moreover, our Chinese subsidiaries’ practices do not strictly comply with Labor Contract Law, even though these practices are very common and popular in many labor-intensive companies of China. We are not paying social insurance for most of our employees and have not made a contribution to the housing accumulation fund. If a regulatory agency determined that our practice violated any of the labor laws and regulations, we may be required to pay additional compensation to affected employees and be subject to related fines and penalties. In addition, in July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Reform Plan of the Taxation and Collection Systems of National Taxes and Local Taxes,” which states that, effective January 1, 2019, basic pension insurance premiums, basic medical insurance premiums, unemployment insurance premiums, injury insurance premiums and maternity insurance premiums shall be levied by the tax authorities. Under the new system, tax collection is likely to be stringently administrated and enforced. There can be no assurance that we will not be required to pay all of the previously delinquent social insurance and associated administrative penalties.

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Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, resident enterprises pay income tax at the rate of 25% for their worldwide income while non-resident enterprises pay 20% for their income generated from China. As far as the definition of resident enterprises, according to the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notification 82 Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of De Facto Management Bodies (“Notification 82”) further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notification 82 , an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if  (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

Baikang has a PRC individual who is our largest shareholder owning 40% of our equity interests. Although Notification 82 did not mention offshore companies incorporated by Chinese individuals, Notification 82 did mention that the facts-oriented recognition is more important than format in the case of recognizing de facto management. Therefore, it is highly likely that we will be classified as a Chinese-controlled offshore incorporated enterprise within the meaning of Notification 82, so we believe Notification 82 will likely apply to us.

As for our Hong Kong subsidiary, we do not believe that we meet some of the conditions outlined. The records of Jiaohao HK, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. Accordingly, we believe that Jiahao HK should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Notification 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations should we derive any non-PRC sourced income in the future. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

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We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may decide to finance our subsidiaries by means of capital contributions. These capital contributions must be registered with the Ministry of Commerce of China, or MOFCOM, or its local counterpart. Previously, for FIEs the increase of capital contribution shall be approved by MOFCOM. In 2016, the approval was changed to registration, which is much easier than approval, but the process is still not guaranteed.

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We may also make loans to our PRC subsidiaries. Currently, any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. Currently, China has a more open and tolerant attitude toward FIEs. More open rules and regulations are published in recent years to replace previous ones which are more restrictive. On March 30th, 2015, SAFE promulgated Circular 19 which is about Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises) and effective since June 1, 2015. Circular 19 has made some important changes in rules regarding the conversion of foreign exchanges to RMB, which are as follows in particular:

(1)      Instead of the payment-based exchange settlement system under previous Circular 142 and Circular 88, new rules of discretional foreign exchange settlement have been established, which means the foreign exchange capital in the capital account of foreign-invested enterprises for which the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks in accordance with Circular 13 as we mentioned in the comment below) has been handled can be settled at the banks based on the actual operation needs of the enterprises, and the proportion of foreign exchange which can be discretionally converted by each FIE is temporarily determined as 100% (SAFE may adjust such scale as necessary). So regulation-wise FIEs no longer needs to report the use of its RMB before or after a conversion which are required by previous Circular 142 and Circular 88.

(2)      Foreign currency-denominated capital no longer needs to be verified by an accounting firm before converting into RMB.

(3)      As stipulated in Circular 19, the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises, shall not be used for the following purposes:

(a)       it shall not be directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations;

(b)       it shall not be directly or indirectly used for investment in securities unless otherwise provided by laws and regulations;

(c)       it shall not be directly or indirectly used for granting the entrust loans in RMB (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and

(d)       it shall not be used for paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

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On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013; also, on February 13, 2015 SAFE published Circular 13 (Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies) to update some measures stipulated in Circular 21. According to Circular 21, SAFE has significantly simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances. Meanwhile, Circular 13 has further simplified foreign exchange administration procedures, most important among which is that SAFE delegated foreign exchange registration to the banks, meanwhile the related registration approval by SAFE has been annulled. Even with more and more open policy toward FDI and FIEs, Circulars mentioned above may still have some limit our ability to convert, transfer and use the net proceeds from this offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially most of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the British Virgin Islands, and we operate our core businesses through our subsidiaries in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from the PRC Subsidiaries. If the PRC Subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of the PRC Subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness. In addition, PRC law further imposes procedures to exchange Renminbi into foreign currencies, which process is neither automatic nor instantaneous.

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Our business may be materially and adversely affected if any of the PRC Subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

The PRC Subsidiaries hold certain assets that are important to our business operations. If any of the PRC Subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to the SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of the PRC Subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from the SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

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Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Hong Kong dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Common Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Since almost all of our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Almost all of our operations and assets are located in the PRC. In addition, all of our executive officers and directors are non-residents of the U.S., and substantially all of the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S. or to enforce a judgment obtained in the U.S. against us or any of these persons.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct substantially all of our business through our subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value. Even so, there is still high uncertainties regarding the application of law toward foreign investments.

Basically, since 1979 when China started its reform and opening policy, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, the interpretation and enforcement of these laws and regulations involve uncertainties due to its ruling party’s political influence. As a result, laws and regulations may vary from time to time and especially some may be subject to political interpretation. So, this uncertainty may bring about laws and regulations changing toward unfavorable to foreign investment, which we do not at present.

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If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our shares could be rendered worthless.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the Notice on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Notice 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to material change of capitalization or structure of the PRC resident itself  (such as capital increase, capital reduction, share transfer or exchange, merger or spin off).

Of our current shareholders, one is an individual Chinese resident to whom Notice 37 applies. The remaining shareholders are enterprises, to whom Notice 37 does not apply; provided, however, that to the extent the shareholders of such enterprises are themselves Chinese residents, Notice 37 would apply to such individuals. We are aware one of our shareholders holds such shares directly and has submitted registration under Notice 37. Although such individual has promised to complete registration prior to completion of this offering, there can be no assurance such registration will be completed in a timely manner.

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We have requested PRC residents whom we know hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under Notice 37 and other related rules. However, we cannot assure you that the registration will be duly and timely completed with the local SAFE branch or qualified banks. In addition, we may not be informed of the identities of all of the PRC residents holding direct or indirect interests in our company. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident shareholders may subject such shareholders to fines or other liabilities.

Other than Notice 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the ‘‘Individual Foreign Exchange Rules’’). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. PRC individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are PRC residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are PRC residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident shareholders to make the required registration will subject our PRC subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

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China’s proposed foreign investment law may impose new burdens on our company.

On January 19, 2015, MOFCOM released the draft Foreign Investment Law for public comment (the “Draft FI Law”). The Draft FI Law proposed fundamental changes to the existing foreign investment legal regime in China. If implemented in its current status, the Draft FI Law, once effective, will require the PRC Subsidiaries to submit an annual report to the foreign investment authority. The information required by the annual report may be extensive and burdensome, such as the foreign invested company’s main products, import and export, employment, financial status, transactions with our affiliates and material disputes. If we fail to make such reporting timely or if there is any concealment in such reporting, we may be subject to fines or other regulatory sanctions.

Land-use rights policy may have material adverse effect to our operation.

China has a unique and conservative land ownership and land use policy. Land in China is owned either by the State if located in urban districts or collective units if in the rural areas (other than that owned by the State). Currently our subsidiary, Jiangsu Baikang, owns the land use rights to the land parcels on which we have built manufacturing plant and office buildings, and its subsidiaries, Baijiale and Baikang Purification, have signed the agreements with the local government to acquire the land use rights to two land parcels on which our Pizhou Industrial Park is under construction. Even after we complete our infrastructure building and obtain the title to all new and existing properties, we still do not own the land itself. Only when we own all the land use rights and buildings, will our development be sustainable. However, under PRC laws obtaining the land use rights is not an easy task and there is no guarantee that we will successively obtain the land use rights even if we have enough capitals or such land use right will not be revoked by the government in the future. In the event that we are unable to obtain or renew the land use rights in a timely manner or the land use right are revoked, we will have to face a situation of unstable development and our business operations and plans will be materially adversely affected.

If we were to lose our certification as a National High-Tech Enterprise, we could face higher tax rates than we currently pay for much of our revenues.

In July 2015, Jiangsu Baikang was approved as a National High Tech Enterprise. This certification entitles Jiangsu Baikang to a favorable corporate income tax rate of 15%, rather than the unified tax rate of 25% that Jiangsu Baikang would pay if it was not so certified. For the fiscal years ended April 30, 2018 and 2017, the total taxes payable by Jiangsu Baikang would have increased by approximately $1.8 million and $0.9 million, respectively, if Jiangsu Baikang was not certified as a National High Tech Enterprise. In September 2018, our National High Tech Enterprise status was renewed for additional three years and as a result, we are able to extend our tax benefits until 2021. In the event Jiangsu Baikang were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

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Risks Related to Our Initial Public Offering and Ownership of Our Common Shares

We are an “emerging growth company” and as a result, we cannot be certain whether the reduced reporting requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues reach $1.07 billion, if we issue more than $1 billion in non-convertible debt in the past three years, or if the market value of our Common Shares held by non-affiliates is $700 million as of the last business day of our most recently completed second fiscal quarter, in which case we would no longer be an emerging growth company as of the end of our fiscal year. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company,” our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our Common Shares. We cannot predict if investors will find our Common Shares less attractive because we plan to rely on this exemption. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.

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If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares may decline.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended April 30, 2017 and 2018, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. One material weakness identified relates to a lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2019 annual report on Form 20-F to be filed in 2019, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

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Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on The NASDAQ Capital Market, we are also required to file semi-annual financial statements.

We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year that we did not experience prior to commencement of this offering.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand, reputation and results of operations.

We also expect that being a public company and these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

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The market price of our Common Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Common Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Common Shares following our initial public offering. If you purchase our Common Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Common Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

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We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

If this offering prices above the assumed price per share or if we increase the aggregate offering size with an immediately effective post-effective amendment, we could raise more funds than currently assumed. To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. However, we will advise shareholders as required in our annual reports on Form 20-F of any changes in application of funds and will file a current report on Form 6-K to the extent we determine such changes in application must be disclosed more quickly.

Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may not spend or invest these proceeds in a way with which our shareholders agree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Common Shares if the market price of our Common Shares increases.

There may not be an active, liquid trading market for our Common Shares.

Prior to this offering, there has been no public market for our Common Shares. An active trading market for our Common Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the underwriters based upon a number of factors which are described in the “Plan of Distribution” section. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Investors risk loss of use of funds allocated for purchases, with no right of return, during the offering period.

We cannot assure you that all or any shares will be sold. Spartan Securities Group, Ltd., our underwriter, is offering our Common Shares on a “best efforts, minimum-maximum basis.” We have no firm commitment from anyone to purchase all or any of the Common Shares offered. If offers to purchase a minimum of ● Common Shares are not received on or before ●, escrow provisions require that all funds received be promptly refunded. If refunded, investors will receive no interest on their funds. During the offering period, investors will not have any use or right to return of the funds.

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Shares eligible for future sale may adversely affect the market price of our Common Shares, as the future sale of a substantial amount of outstanding Common Shares in the public marketplace could reduce the price of our Common Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Common Shares. An aggregate of 8,000,000 shares will be outstanding before the consummation of this offering and between ● and ● shares will be outstanding immediately after this offering, depending on whether the minimum or maximum offering is sold. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

Some of our pre-IPO shareholders will be able to sell their shares upon completion of this offering.

Holders of ●% of our outstanding shares prior to completion of this offering will not be subject to lock-up agreements. Our net tangible book value attributable to shareholders at ●, 2018 was $●, or approximately $● per Common Share outstanding as of ●, 2018. The shareholders not subject to lock-up agreements purchased their shares for prices ranging from $● to $● per share. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after ●, 2018, will be approximately $● or $● per Common Share if we complete the minimum offering, or approximately $● or $● per Common Share if we complete the maximum offering, assuming, in each case, that half of the shares are sold at 4% commission and half are sold at 6% commission. Because these shareholders have paid a lower price per share than participants in this offering, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering.

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Common Shares. Assuming completion of the minimum offering and the sale of half of the shares at a 4% commission and half at a 6% commission, if you purchase shares in this offering, you will incur immediate dilution of approximately $● or approximately ●% in the pro forma net tangible book value per share from the price per share that you pay for the Common Shares. Assuming completion of the maximum offering and the sale of half of the shares at a 4% commission and half at a 6% commission, if you purchase shares in this offering, you will incur immediate dilution of approximately $● or approximately ●% in the pro forma net tangible book value per share from the price per share that you pay for the Common Shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

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We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

Almost all of our operations and assets are located in the PRC. In addition, all of our executive officers and directors are non-residents of the U.S., and substantially all of the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S. or to enforce a judgment obtained in the U.S. against us or any of these persons.

In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law, and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Lastly, under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Articles and Memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

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Our board of directors may decline to register transfers of Common Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Common Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

Although our Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders, any shareholder may submit a proposal to our Board of Directors for consideration of inclusion in a proxy statement. Advance notice of at least seven (7) calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-half of the total issued voting power of our company. In the event we do not have quorum at the time set for the meeting, we are required to adjourn the meeting until the following week, at which time quorum will be satisfied if shares representing at least one-third of the total issued voting power of our company are present in person or by proxy.

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Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We do not undertake to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations, other than required by the federal securities laws or other applicable laws.

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Use of Proceeds

After deducting the estimated underwriting fee and offering expenses payable by us, we expect to receive net proceeds of approximately $● million from this offering if we complete the minimum offering, or approximately $● million if we complete the maximum offering, assuming we sell half of the shares at a 6% commission and half at a 4% commission. We intend to use the net proceeds of this offering as follows (as to such uses in China, after we complete the remittance process described below), and we have listed the specific uses of proceeds below. We do not expect that our priorities for fund allocation would change if the amount we raise in this offering exceeds the size of the minimum offering but is less than the maximum offering.

	Estimated Percentage of Net Proceeds	Estimated Percentage of Net Proceeds
Description of Use	(Minimum Offering)	(Maximum Offering)
Product Distribution Channel Increase and Diversification	55%	55%
Research and Development	15%	15%
Infrastructure Building (Pizhou Industrial Park Project)	10%	10%
Human Capital Management and Team Building	10%	10%
Working Capital Supplement	10%	10%
Total	100%	100%

Approximately $● of the net proceeds (if we complete the minimum offering) and approximately $● of the net proceeds (if we complete the maximum offering) will be remitted to China before we are able to use those funds to expand our business. We are permitted under PRC laws and regulations to provide funding to Jiangsu Baikang and its two subsidiaries (the “PRC Subsidiaries”), through capital contributions or parent/subsidiary loans, subject to approvals from or registrations with relevant PRC government authorities. We plan to use the capital contribution to fund the PRC Subsidiaries. We expect that a properly submitted application will be approved in the ordinary course of business; however, we cannot guarantee such an approval will occur or be timely. If our application for a capital contribution is denied, we will use the parent/subsidiary loan method of funding the PRC Subsidiaries.

We currently anticipate financing our subsidiaries by means of capital contributions. We currently anticipate using a portion of the net proceeds from this offering (total net proceeds of approximately $● million if we complete the maximum offering) to increase the registered capital of the PRC Subsidiaries. The increase in registered capital will require (i) registration with MOFCOM to increase the PRC Subsidiaries’ registered capital, (ii) registration with SAIC to alter the PRC Subsidiaries’ business certificate to reflect the increase in registered capital and (iii) approval from SAFE to allow the PRC Subsidiaries’ bank to convert U.S. dollars into RMB in order to fund such increased registered capital, or each of the foregoing agencies’ respective local counterparts. This approval process typically takes 30 to 90 days in total, and sometimes longer, from the time MOFCOM or its local branches receive all the required application documents to begin the process.

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We plan to remit money to China using the capital contribution method. The registration with MOFCOM is the key step in the capital contribution process, and we believe all other approvals are ministerial if MOFCOM registers such increase in registered capital. We have not initiated this process but intend to start the process immediately upon completion of the offering. We do not foresee any problem receiving necessary government approvals for a capital contribution. If we fund the PRC Subsidiaries through a capital contribution, the amount of our contribution is subject to increasing our registered capital, as described above, and applying to change the approved investment amount is not required.

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our Common Shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are discussed in more detail in “Material Tax Considerations.”

The foregoing represents our current intentions with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

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Dividend Policy

We have not declared or paid any cash dividends in the last two years. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our Common Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Jiahao HK. Current PRC regulations permit the PRC Subsidiaries to pay dividends to Jiahao HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from operations in China may be used to pay dividends to our company. The PRC Subsidiaries may go to a licensed bank to remit their after-tax profits out of China. Nevertheless, the bank will require the PRC Subsidiaries to produce the following documents for verification before they may transfer the dividends to an overseas bank account of their parent company, Jiahao HK, or indirect parent, Baikang: (1) tax payment statement and tax return; (2) auditor’s report issued by a Chinese certified public accounting firm confirming the availability of profits and dividends for distribution in the current year; (3) the Board minutes authorizing the distribution of dividends to its shareholders; (4) the foreign exchange registration certificate issued by SAFE; (5) the capital verification report issued by a Chinese certified public accounting firm; (6) if the declared dividends will be distributed out of accumulated profits earned in prior years, the PRC Subsidiaries must appoint a Chinese certified public accounting firm to issue an auditors’ report to the bank to certify the PRC Subsidiaries’ financial position during the years from which the profits arose; and (7) other information as required by SAFE.

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Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation,” which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

	Year Ended April 30,
US$1: RMB exchange rate	2018	2017

Period End Spot Rate	6.3306	6.8960

Average Rate	6.5774	6.7631

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

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	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period- End	Average	High	Low
2012	6.3090	6.3115	6.3862	6.2289
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018 (through December 4)
April	6.3313	6.2988	6.3362	6.2750
May	6.4089	6.3710	6.4211	6.3350
June	6.6198	6.4642	6.6207	6.3910
July	6.8195	6.7153	6.8195	6.6193
August	6.8334	6.8462	6.9167	6.8066
September	6.8683	6.8545	6.8826	6.8261
October	6.9720	6.9190	6.9720	6.8687
November	6.9496	6.9381	6.9620	6.8929
December (through December 4)	6.8430	6.9151	5.9577	6.8430

As of December 4, 2018, the exchange rate is RMB 6.8430 to $1.00.

Over the past several years, the RMB has moved from a period of being tightly linked to the U.S. dollar, to a period of revaluation and strengthening against the dollar and into a second period of current relative stability.

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Capitalization

The following tables set forth our capitalization as of April 30, 2018 on a pro forma as adjusted basis giving effect to the sale of the minimum and maximum offering at a public offering price of $● per share and to reflect the application of the proceeds after deducting the estimated placement fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Minimum Offering (● Common Shares)
U.S. Dollars

	As of April 30, 2018
	Actual	Pro forma(1)
	(Audited)	(Unaudited)
Assets:
Current Assets	$3,666,099	$	●
Other Assets	14,330,130		●
Total Assets	$17,996,229	$	●
Liabilities:
Current Liabilities	$8,812,243	$	●
Other Liabilities	616,060		●
Total Liabilities	$9,428,303	$	●
Shareholders’ Equity:
Common shares $0.01 par value per share, 100,000,000 shares authorized, 8,000,000 shares issued and outstanding, actual; 100,000,000 shares authorized, ● shares issued and outstanding, pro forma	$80,000	$	●
Additional paid-in capital (2)	4,350,741		●
Statutory reserves	393,550		●
Retained earnings	2,756,994		●
Accumulated other comprehensive income	967,233		●
Total shareholders’ equity	8,548,518		●
Noncontrolling interest	19,408		●
Total Liabilities and Equity	$17,996,229	$	●

(1)	Gives effect to the sale at an assumed public offering price of $● per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts ((a) 4% commission for investors introduced by us, (b) ●% aggregate commission assuming ● of shares are sold to investors introduced by us and ● are sold to investors introduced by the underwriter and (c) 6% commission for investors introduced by the underwriter), and our estimated offering expenses. (See note 2 below.) Does not give effect to the issuance of any shares underlying the Underwriter Warrants.

(2)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriters’ expense allowance and approximately $● million in other expenses. We expect to receive net proceeds of between $● and $●, depending on whether our commission is 4%, 6%, or an amount in between ($● offering, less underwriting discount of between $● (4% commission) and $● (6% commission), accountable expense allowance of $● and offering expenses of $●)

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Maximum Offering (● Common Shares)
U.S. Dollars

	As of April 30, 2018
	Actual	Pro forma(1)
	(Audited)	(Unaudited)
Assets:
Current Assets	$3,666,099	$	●
Other Assets	14,330,130		●
Total Assets	$17,996,229	$	●
Liabilities:
Current Liabilities	$8,812,243	$	●
Other Liabilities	616,060		●
Total Liabilities	$9,428,303	$	●
Shareholders’ Equity:
Common shares $0.01 par value per share, 100,000,000 shares authorized, 8,000,000 shares issued and outstanding, actual; 100,000,000 shares authorized, ● shares issued and outstanding, pro forma	$80,000	$	●
Additional paid-in capital(2)	4,350,741		●
Statutory reserves	393,550		●
Retained earnings	2,756,994		●
Accumulated other comprehensive income	967,233		●
Total shareholders’ equity	8,548,518		●
Noncontrolling interest	19,408		●
Total Liabilities and Equity	$17,996,229	$	●

(1)	Gives effect to the sale at an assumed public offering price of $● per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts ((a) 4% commission for investors introduced by us, (b) ●% aggregate commission assuming ● of shares are sold to investors introduced by us and ● are sold to investors introduced by the underwriter and (c) 6% commission for investors introduced by the underwriter), and our estimated offering expenses. (See note 2 below.) Does not give effect to the issuance of any shares underlying the Underwriter Warrants.

(2)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriters’ expense allowance and approximately $● million in other expenses. We expect to receive net proceeds of between $● and $●, depending on whether our commission is 4%, 6%, or an amount in between ($● offering, less underwriting discount of between $● (4% commission) and $● (6% commission), accountable expense allowance of $● and offering expenses of $●)

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Dilution

If you invest in our Common Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Common Share and the pro forma net tangible book value per Common Share after the offering. Dilution results from the fact that the per Common Share offering price is substantially in excess of the book value per Common Share attributable to the existing shareholders for our presently outstanding Common Shares. Our net tangible book value attributable to shareholders at April 30, 2018 was $$7.6 million or approximately $0.95 per Common Share, based on 8,000,000 Common Shares outstanding as of April 30, 2018. Net tangible book value per Common Share as of April 30, 2018 represents the amount of total assets less intangible assets, total liabilities and non-controlling interests, divided by the number of Common Shares outstanding. We present such net tangible book value per Common Share based on 8,000,000 Common Shares as of April 30, 2018.

If the minimum offering is sold, we will have ● Common Shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after April 30, 2018, will be approximately $● or $● per Common Share. This would result in dilution to investors in this offering of approximately $● per Common Share or approximately ●% from the offering price of $● per Common Share. Net tangible book value per Common Share would increase to the benefit of present shareholders by $● per share attributable to the purchase of the Common Shares by investors in this offering.

If the maximum offering is sold, we will have ● Common Shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after April 30, 2018, will be approximately $● or $● per Common Share. This would result in dilution to investors in this offering of approximately $● per Common Share or approximately ●% from the offering price of $● per Common Share. Net tangible book value per Common Share would increase to the benefit of present shareholders by $● per share attributable to the purchase of the Common Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per Common Share after the offering and the dilution to persons purchasing Common Shares based on the foregoing minimum and maximum offering assumptions.

	Minimum Offering(1)		Maximum Offering(2)
Offering price per Common Share	$	●	$	●
Net tangible book value per Common Share before the offering		$0.95		$0.95
Increase per Common Share attributable to payments by new investors	$	●	$	●
Pro forma net tangible book value per Common Share after the offering	$	●	$	●
Dilution per Common Share to new investors	$	●	$	●

(1)	Assumes gross proceeds from offering of ● Common Shares.

(2)	Assumes gross proceeds from offering of ● Common Shares.

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Post-Offering Ownership

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering under alternative minimum and maximum offering assumptions, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

								Average
	Shares Purchased			Total Consideration				Price
	Amount	Percent		Amount		Percent		Per Share
MINIMUM OFFERING
Existing shareholders	8,000,000	●	%		$4,430,741	●	%	$	●
New investors	●	●	%	$	●	●	%	$	●
Total	●	100.0%		$	●	100.0%		$	●

								Average
	Shares Purchased			Total Consideration				Price
	Amount	Percent		Amount		Percent		Per Share
MAXIMUM OFFERING
Existing shareholders	8,000,000	●	%		$4,430,741	●	%	$	●
New investors	●	●	%	$	●	●	%	$	●
Total	●	100.0%		$	●	100.0%		$	●

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Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview of Company

We provide a variety of proprietary natural health and nutrition products derived primarily from ginkgo in China. We sell four categories of products, including (a) edible oil, (b) liquor, (c) nutraceuticals, and (d) cosmetics and household essential products. Of the products we sell, we produce edible oils, liquor and powdered drinks from our nutraceutical category. Our nutraceutical products, cosmetic products, Baijiu products and blended edible oil products accounted for 99.1%, 0.3%, 0.6% and 0% of our total sales, respectively, for the fiscal year ended April 30, 2017 and accounted for 79.6%, 5.3%, 3.7% and 11.4% of the total sales, respectively, for the fiscal year ended April 30, 2018.

Baikang Biological Group Holdings Limited (“Baikang”), formerly known as Jiahao Biological Group Holdings Limited, is a limited liability company established under the laws of the British Virgin Islands (“BVI”) on November 2, 2017 as a holding company. Mr. Jinguo Li (“Mr. Li”), Chairman of the Board and CEO of the Company, is a 40% shareholder of Baikang after transferring 4,800,000 Common Shares he owned to seven unrelated shareholders.

Jiahao International (HK) Limited (“Jiahao HK”) is an investment holding company incorporated in accordance with laws and regulations of Hong Kong on January 10, 2018. Jiahao HK is a wholly-owned subsidiary of Baikang.

Jiangsu Baikang Bio-Tech Co., Ltd. (“Jiangsu Baikang”) was incorporated on July 26, 2006 under the laws of the People’s Republic of China (“China” or “PRC”) in Pizhou, China. Jiahao HK owns 99.86% of the equity interest of Jiangsu Baikang and two minority shareholders owns the remaining 0.14% equity interest of Jiangsu Baikang.

Jiangsu Baijiale Oil Crop Co., Ltd. (“Baijiale”) was incorporated in Pizhou City, Jiangsu Province, China on December 25, 2015 and is a wholly-owned subsidiary of Jiangsu Baikang.

Jiangsu Baikang Purification Engineering Equipment Co., Ltd (“Baikang Purification”) was incorporated in Pizhou City, Jiangsu Province, China on July 8, 2016 and is a wholly-owned subsidiary of Jiangsu Baikang.

In connection with the intended Initial Public Offering (“IPO,”), we undertook a reorganization of our legal structure.. On March 19, 2018, Mr. Li first transferred his ownership interest in Jiahao HK to Baikang. On March 11, 2018, Jiahao Pharmaceutical (China-Australia) Limited (“Jiahao Australia”) transferred 99.86% of its equity interest of Jiangsu Baikang to Jiahao HK. Jiahao Australia is a privately-held Australian corporation and controlled by Mr. Li. On August 2, 2018, Mr. Li transferred his ownership in Baikang Purification and Baijiale to Jiangsu Baikang. As a result, both Baikang Purification and Baijiale became wholly owned subsidiaries of Jiangsu Baikang.

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Jiangsu Baikang, Baijiale, Baikang Purification, Jiahao HK and Baikang could be considered under common control since they are in effect controlled by our largest shareholder, Mr. Li. After the Reorganization, Baikang ultimately owns 100% equity interests of Jiahao HK, which further owns 99.86% equity interest of Jiangsu Baikang, Baijiale and Baikang Purification.

We are a provider of a variety of proprietary natural health and nutrition products derived primarily from ginkgo. We are dedicated to helping people improve their health and wellness through use of our products containing different ingredients extracted from ginkgo fruits and leaves. Our business operations and product distributions are primarily conducted in the People’s Republic of China (“PRC” or “China”). We sell our products mainly through our licensed independent distributors, and to a lesser extent, to other wholesalers and individual consumers directly. We expect to expand the distribution of our products into international markets in the future through new business and distribution models.

We engage in the provision of innovative ginkgo-focused natural edible and household products. We currently offer a total of approximately 24 products, and our product offerings have evolved over our company history. Our core lines of products include the following four categories:

•	Edible oil, including three blended types of ginkgo edible oil;

•	Liquor, including three types of ginkgo-infused Baijiu ;

•	Nutraceutical products, including ginkgo powdered drink and various dietary supplements; and

•	Cosmetic products containing ginkgo ingredients and various household essential products.

We manufacture some of our products at our manufacturing facility in Pizhou, Jiangsu Province, a strategically located transportation hub bordering four provinces in the east-central China. Jiangsu Province is the fifth most populous and the most densely populated of the 23 provinces in China. Currently we possess the capabilities for ginkgo blended edible oil production, Baijiu spirit infusion, encapsulation, powders, finished goods packaging, laboratory testing, warehousing and distribution. In addition to production at our Pizhou manufacturing facility, we also contract with third parties to manufacture some products that we distribute.

Our product sales traditionally have been, and are expected to continue to be, made predominately through independent distributors in China. We believe our distribution model is the best suitable method for us for the marketing and sale of our products because it leverages the resources and personal contact among our licensed independent distributors and their retail customers, without incurring significant distribution costs on us. We actively support our distributors by providing marketing materials, a well-managed fulfillment system, and ginkgo-related health and wellness educational and training programs. We also make a relatively small percentage of sales to wholesalers and individual consumers.

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Factors Affecting Our Results of Operations

We operate in a highly competitive industry. Our failure to compete effectively could adversely affect our market share, revenues, and growth prospects.

The health food and dietary supplement industry is intensely competitive and highly fragmented. Participants include large scale and well-funded manufacturers and other smaller participants. We believe that the market is also highly sensitive to the introduction of new products, including the ever-growing list of new dietary supplements and health foods, which may rapidly capture a significant share of the market. Presently our business operations and product distribution are exclusively conducted in China, and we expect to expand our product sales into the international markets in the near future. In China, we compete for sales with heavily advertised national and international brands manufactured by large pharmaceutical and food companies, as well as other small manufacturers. Our competitors mainly include large Chinese nutritional supplement product manufacturers and foreign-based companies with international operations. We may not be able to compete effectively and our attempt to do so may require us to reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, revenues, and growth prospects.

We are subject to risks related to product recalls, and our operation results and financial condition would suffer if we fail to adequately manage such risks.

We have implemented measures in our manufacturing process that are designed to prevent and detect defects and contaminants in our products. Such measures, however, may not prevent, reveal or detect defects or contaminants in our products, and such defects may not become apparent until after our products have been sold into the market. Consequently, there is a risk that product defects may occur and such defects or contaminants will require a product recall. Any product recalls and related remedial actions can be costly to our operations and could have a material adverse effect on our business, results of operations and financial condition. Additionally, our third-party suppliers may be reluctant to implement these stringent measures or may refuse to manufacture our products. These additional measures may strain our relationships with those suppliers or may increase our cost of goods sold. Furthermore, product recalls could result in negative publicity and public concerns regarding the safety of our products, which could harm the reputation of our products and our business and could cause the market value of our Common Shares to decline.

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The ginkgo trees cultivated by our suppliers are subject to risks related to diseases, pests, and extreme weather events.

Ginkgo trees are exposed to diseases and pests. Pests and diseases during the cultivation process may significantly decrease the quantity of the qualified ginkgo nuts provided to us, which could lead us to defaulting on our contracts with our customers by not being able to supply enough products to them in accordance with our customer contracts and thus negatively materially impact our revenues.

Global warming is increasing the frequency and severity of extreme weather events around the world. Excessive rain and typhoon activities during the pollination period may cause pollen to be removed from the ginkgo flowers. As a result, the pollen available for pollination will be decreased, and the quantity of the ginkgo fruits in the harvest season could decrease significantly. Excessive rain and typhoon activities during the ginkgo fructification period may result in a loss of ginkgo fruits on trees before they can be timely harvested. As a result, the supply of the ginkgo nuts to us may be negatively affected and the purchase cost may materially increase.

Chinese economic growth slowdown or stock market turmoil may cause negative effect to our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. The situation has impacted many industries and economic segments in China, such as restaurant, tourism and certain manufacturing industries. Our business operations in China mainly rely on health food, dietary supplements and skincare products, which are impacted by an economic downturn. If China’s economic growth continues to slow down, our products will be adversely affected due to the slow expansion or shrinkage of the food, nutrition and cosmetic products industry.

As the Chinese economy is slowing, Chinese stock market has also showed signs of tremendous turbulence in the recent years caused mostly by concerns over the economic slowdown, unsustainable corporate debt level and the changes in the regional and global geopolitical conditions. The Chinese capital market, consisting primarily of the two Chinese stock exchanges, ranks as one of the largest share markets in the world. The Chinese shares have slid into bear market territory during the first half of 2018. If the Chinese stock market continues to plummet, it will adversely affect market participants’ and general public’s liquidity and financial conditions as share trading in China is dominated by millions of retail investors. A severe decline of the Chinese stock markets could have a material adverse effect on our business, financial condition or results of operations.

Results of Operations

Years Ended April 30, 2018 and 2017

The following table summarizes the results of our operations during the fiscal years ended April 30, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended April 30,
	2018		2017
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$26,762,733	100.0%	$14,681,575	100.0%	$12,081,158	82.3%
Cost of sales	6,346,941	23.7%	3,110,750	21.2%	3,236,191	104.0%
Gross profit	20,415,792	76.3%	11,570,825	78.8%	8,844,967	76.4%
Operating expenses
Selling expenses	843,776	3.2%	426,578	2.9%	417,198	97.8%
General and administrative expenses	2,158,432	8.1%	2,323,192	15.8%	(164,760)	(7.1)%
R&D expense	94,149	0.4%	46,852	0.3%	47,297	100.9%
Total operating expenses	3,096,357	11.6%	2,796,622	19.0%	299,735	10.7%
Income from operations	17,319,435	64.7%	8,774,203	59.8%	8,545,232	97.4%
Other income (expenses)
Interest expense, net	(65,989)	(0.2)%	(72,111)	(0.5)%	6,122	(8.5)%
Other income (expenses)	301,289	1.1%	(26,635)	(0.2)%	327,924	(1,231.2)%
Total other income (expenses)	235,300	0.9%	(98,746)	(0.7)%	334,046	(338.3)%
Income before income taxes	17,554,735	65.6%	8,675,457	59.1%	8,879,278	102.3%
Provision for income taxes	2,632,604	9.8%	1,299,380	8.9%	1,333,224	102.6%
Net income	$14,922,131	55.8%	7,376,077	50.2%	7,546,054	102.3%

Revenues.  Revenues increased by $12.1 million, or 82.3%, to approximately $26.8 million in 2018 from approximately $14.7 million in 2017. The increase in revenue was due to the increased sales volume of existing nutraceutical products, cosmetic products and Baijiu products, and also our newly developed blended oil products in fiscal 2018 generated approximately $3.1 million revenue, which accounted for 11.4% of our total revenue in fiscal 2018.

Revenue by Product Type

	For the Year Ended April 30
	2018		2017
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Nutraceutical products	$21,303,944	79.6%	$14,541,905	99.1%	$6,762,039	46.5%
Cosmetic products	1,427,390	5.3%	46,636	0.3%	1,380,754	2,960.7%
Baijiu products	977,064	3.7%	93,034	0.6%	884,030	950.2%
Blended oil products	3,054,335	11.4%	-	-%	3,054,335	-%
Total	$26,762,733	100.0%	$14,681,575	100.0%	$12,081,158	82.3%

Nutraceutical products

Revenue from nutraceutical products increased by $6.8 million, or 46.5%, from approximately $14.5 million in 2017 to approximately $21.3 million in 2018. The increase in revenue was mainly because we expanded our production capacity and expanded sales channels of ginkgo-related health products, which resulted in the significant increase of our sales for the key health products. In addition, we also added six new products into the nutraceutical product line in fiscal 2017. These new products was sold at a much higher unit price than the transitional products, which contributed to the increased revenue in fiscal 2018.

Cosmetic products

Revenue from cosmetic products increased by $1.4 million or 2,960.7%, from approximately $0.05 million in 2017 to approximately $1.4 million in 2018. The increase in revenue was mainly due to that we developed and sold various ginkgo-related cosmetic products, such as liquid soap, detergent, shampoo, facial masks, etc. during the year ended April 30, 2018. For the year ended April 30, 2017, we only had one product related to cosmetic product line.

Baijiu products

Revenue from Baijiu products increased by $0.9 million or 950.2%, from approximately $0.09 million in 2017 to approximately $1.0 million in 2018. The increase in revenue was mainly because we increased the promoting efforts of these newly developed ginkgo-related Baijiu products during the year ended April 30, 2018, comparing to the year ended April 30, 2017.

Blended edible oil products

Revenue from blended oil products was approximately $3.1 million for the year ended April 30, 2018. We had no such sales from blended oil products in Fiscal 2017. The ginkgo-related bended oil products showed great success since we started the sales.

Gross profit. Our gross profit increased by $8.8 million, or 76%, to approximately $20.4 million in 2018 from approximately $11.6 million in 2017. Gross profit margin was 76.3% in 2018, as compared with 78.8% in 2017. The decrease of approximately 2.5% was primarily attributable to the lower gross profit margin for our newly developed bended oil products.

Our cost and gross profit by product types are as follows:

	For the year ended April 30, 2018			For the year ended April 30, 2017
Product category	Cost of goods sold	Gross profit	Gross profit %	Cost of goods sold	Gross profit	Gross profit %	Variance in Cost of goods sold	Variance in gross profit	Variance in gross profit %

Nutraceutical products	$4,205,183	$17,098,761	80.3%	$3,057,077	$11,484,828	79.0%	$1,148,106	$5,613,933	1.3%
Cosmetic products	283,527	1,143,863	80.1%	13,158	33,478	71.8%	270,369	1,110,385	8.3%
Baijiu products	202,769	774,295	79.2%	40,515	52,519	56.5%	162,254	721,776	22.7%
Blended oil products	1,655,462	1,398,873	45.8%	-	-	-%	1,655,462	1,398,873	45.8%
Total	$6,346,941	$20,415,792	76.3%	$3,110,750	$11,570,825	78.8%	$3,236,191	$8,844,967	(2.5)%

Cost of goods sold for nutraceutical products increased by approximately $1.2 million from approximately $3.0 million in 2017 to approximately $4.2 million in 2018, and gross profit increased by $5.6 million from approximately $11.5 million in 2017 to approximately $17.1 million in 2018, which was in line with the increase in revenue by $6.8 million because of the significant increase of the sales volume. Accordingly, gross profit margin increased from 79.0% in 2017 to 80.3% in 2018 largely due to the higher sales margin for those new health products.

Cost of goods sold for cosmetic products increased by $270,000 from approximately $13,000 in 2017 to approximately $283,000 in 2018, which was in line with the increase in sales volume. Gross profit margin increased by 8.3%, from 71.8% in 2017 to 80.1% in 2018. The higher gross margin variance is mainly due to that we added some higher margin cosmetic products in 2018, such as liquid soap, detergent, shampoo, facial masks, etc. We only had one cosmetic product in 2017.

Cost of goods sold for Baijiu products increased by $162,000 from approximately $41,000 in 2017 to approximately $203,000 in 2018, while gross profit margin increased by 22.7% from 56.5% in 2017 to 79.2% in 2018. The higher gross margin is mainly due to the larger scale of the production in 2018, which reduced fixed costs.

Cost of goods sold for blended oil products was $1.7 million in 2018. We had no costs of sales of blended oil products in 2017 because we had so such sales in 2017. The gross margin was 45.8% in 2018. The lower profit margin of blended oil products comparing to other product lines were mainly due to that more production processes are needed for blended oil products.

Selling expenses.  Our selling expenses primarily include expenses incurred for various sales activities, advertisings, payroll and sales commission expense paid to our sales personnel as well as shipping and delivery expenses. Selling expenses increased by $417,198 or 97.8% from $426,578 in 2017 to $843,776 in 2018. As a percentage of sales, our selling expenses were 3.2% of revenues in 2018 and 2.9% in 2017. The increase in selling expenses is consistent with the increase of revenues.

General and administrative expenses.  Our general and administrative expenses primarily include employee salary, welfare and insurance expenses, depreciation and bad debt expenses as well as professional service expense. General and administrative expenses slightly decreased by $164,760 or 7.1% from approximately $2.3 million in 2017 to approximately $2.2 million in 2018, mainly due to decreased professional service fees and rent expenses in 2018. As a percentage of revenues, general and administrative expenses were 8.1% and 15.8% of our revenue in 2018 and 2017, respectively.

Research and development expenses.  Our research and development expenses increased by $47,000, or 100.9% from $47,000 in 2017 to $94,000 in 2018, representing 0.4% and 0.3% of our total revenue for 2018 and 2017, respectively. The increase was mainly due to that we developed more products in 2018. We expect R&D expense to continue to increase, as we continue to conduct research and development activities, especially seek to increase the use of ginkgo-related products to meet customer demands.

Interest expense.  Our interest expense (net) decreased by $6,000, from $72,000 in 2017 to $66,000 in 2018 due to lower interest rate in 2018 as compared to 2017. Our outstanding bank loan was approximately $0.57 million as of April 30, 2017 as compared to approximately $0.62 million as of April 30, 2018. The average interest rates for our average outstanding loan in 2018 and 2017 were 8.83% and 10.05%, respectively.

Other income (expense).  We had other income (net) of $301,000 in 2018 comparing to other expense of $27,000 in 2017. The other income in 2018 was mainly due to the government subsidy of $347,782 received. We received no government subsidy in 2017.

Income before income taxes.  Our income before income taxes was approximately $17.6 million in 2018, an increase of approximately $8.9 million compared with approximately $8.7 million in 2017. The increase was primarily attributable to increased sales and gross margin, offset by the increased selling and research and development expenses as discussed above.

Provision for income taxes.  Our provision for income taxes was $2.6 million in 2018, an increase of $1.3 million from $1.3 million in 2017. The principal business of our subsidiaries, Jiangsu Baikang, Baijiale and Baikang Purification, is performed in the PRC, therefore is subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC.

Although the possibility exists for reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, potentially overturning the decision made by the local tax authority, the Company has not experienced any reevaluation of the income taxes for prior years. Management believes that the possibility of any reevaluation of income taxes is remote based on the fact that the Company has obtained the written tax clearance from the local tax authority. Thus, no additional taxes payable have been recorded for the difference between the taxes due based on taxable income calculated according to statutory taxable income method and the taxes due based on the fixed rate method. It is the Company’s policy that if such reevaluation of income taxes becomes probable and the amount of additional taxes due can be reasonably estimated, additional taxes shall be recorded in the period in which the amount can be reasonably estimated and shall not be charged retroactively to an earlier period.

B. Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. Jiahao HK, our Hong Kong organized wholly owned subsidiary, owns Jiangsu Baikang, Baijiale and Baikang Purification and their assets in China. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date.

As of April 30, 2018, we have outstanding loans of approximately $616,060 from one bank in China. Mr. Jinguo Li, Chairman of the Board, CEO and the largest shareholder of the Company, also periodically advanced funds to support the Company’s operations when needed. These advances were non-interest bearing and due upon demand. Mr. Li and an entity controlled by him also pledged their assets as collateral and signed guarantee agreements to provide guarantee to the bank loans.

As of April 30, 2018, we had cash and cash equivalents of approximately $742,563. We did not have any other short-term investments. Our current assets were approximately $3.7 million, and our current liabilities were approximately $8.6 million, which resulted in a negative working capital of $4.9 million. Total shareholders’ equity as of April 30, 2018 was approximately $8.7 million. The reason of negative working capital is because we are funding our production facilities using cash generated from our operations.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. We plan to fund working capital through our operations, bank borrowings and additional capital contributions from our largest shareholder. We expect to be able to refinance all of our short term loans upon maturity based on past experience and our good credit history. In addition to the current borrowings, on September 28, 2018, the Company obtained an approval from Jiangsu Rural Bank for a Line of Credit of RMB 15 million (approximately $2.2 million). The Company has not drawn from the Line of Credit as of now. Our largest shareholder, Mr. Jinguo Li, has pledged to provide personal loans whenever necessary to the Company as working capital for the next twelve months.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended April 30,
	2018	2017
Net cash provided by operating activities	$21,111,923	$8,775,021
Net cash used in investing activities	(3,642,787)	(818,045)
Net cash used in financing activities	(17,207,131)	(7,522,425)
Effect of exchange rate change on cash	31,479	(9,869)
Net increase in cash	293,484	424,682
Cash, beginning of year	449,079	24,397
Cash, end of year	$742,563	$449,079

Operating Activities

Net cash provided by operating activities was approximately $21.1 million in 2018, compared to cash provided by operating activities of approximately $8.8 million in 2017. The increase in net cash provided by operating activities was primarily attributable to the following factors:

☐	The increase in our sales and net income. Our sales increased by 82.3% or $12.1 million to $26.8 million in 2018 from $$14.7 million in 2017. As a result, our net income increased by 101.8% or $7.5 million to $14.9 million in 2018 from $7.4 million in 2017.
☐	Tax payable increased by approximately $4.3 million in 2018 compared with an increase of approximately $1.7 million in 2016. The increase is consistent with the increase of our net income.

Offset by:
☐	Advance to vendors increased by approximately $1. 4 million in 2018 compared to $Nil in 2017. The increase is associated with increased sales which required us to pay in advance to our vendors.

Investing Activities

Net cash used in investing activities was approximately $3.6 million in 2018, as compared to net cash used in investing activities of approximately $0.8 million in 2017. The increase in net cash used in investing activities in 2018 was primarily attributable to increased payments associated with the construction in progress of our facilities in 2018.

Financing Activities

Net cash used in financing activities was approximately $17.2 million in 2018, compared to net cash used in financing activities of approximately $7.5 million in 2017. The increase in net cash used in financing activities in 2018 was primarily attributable to (1) we borrowed $592,940 from the banks in 2018 as compared to $584,051 in 2017. On the other hand, we repaid $0.6 million loans upon maturity in 2018, as compared to $0.7 million repayment in 2017, and we also repaid $17.2 million related parties loans in 2018, as compared to $7.4 million repayment in 2017.

Our primary source of cash is currently generated from the sales of our products and bank borrowings in addition to proceeds from related party borrowings. In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of stock, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities and bank borrowings, as necessary.

Loan Facilities

As of April 30, 2018, and 2017, the details of all our short-term bank loans and bank acceptance notes payable are as follows:

	April 30, 2018	April 30, 2017
Pizhou Rural Commercial Bank
Effective interest rate at 10.0%, due on November 14, 2018(1)	$—	$572,793
Effective interest rate at 8.83%, due on April 19, 2019(2)	616,060	-
Total	616,060	572,793
Less: current portion	-	572,793
Long-term portion	$616,060	$-

(1)	On June 4, 2016, Jiangsu Baikang signed a loan agreement with Pizhou Rural Commercial Bank to borrow an aggregate of RMB 3.95 million (equivalent to $572,793) as working capital with due date of November 14, 2017. The loan bore a fixed interest rate of 10.0%. The largest shareholder, Mr. Jinguo Li, together with other unrelated parties guaranteed the repayment of loan. The loan was repaid in full upon maturity.

(2)	On November 15, 2017, Jiangsu Baikang signed a loan agreement with Pizhou Rural Commercial Bank to borrow an aggregate of RMB 3.90 million (equivalent to $616,060) as working capital with due date of October 20, 2019. The loan bore a fixed interest rate of 8.83%. A related party controlled by the largest shareholder of the Company, Mr. Jinguo Li, pledged machinery as collateral.

(3)	On September 28, 2018, Jiangsu Baikang obtained an approval from Jiangsu Rural Bank for a Line of Credit of RMB 15 million (approximately $2.2 million). The Company has not drawn from the Line of Credit as of now.

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least the next twelve months. We will consider additional borrowing based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there was no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition

Revenue from product sales is recognized when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended April 30, 2018 and 2017. All of the tax returns of the Company remain subject to examination by the tax authorities for three years from the date of filing.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), and for all other entities, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes.

The Company will adopt ASC 606 on May 1, 2018, using the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has evaluated the impact of ASC 606 and has determined that fixed-price contracts, which comprise substantially all of the Company’s revenue, will most often represent a single performance obligation. The Company determined that the adoption of this new guidance will not result in a cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

The FASB has issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not believe this guidance will have a material impact on its condensed consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its condensed consolidated financial statements.

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not expect this guidance will have a material impact on its condensed consolidated financial statements.

Business

Overview

We are a provider of a variety of proprietary natural health and nutrition products derived primarily from ginkgo. We are dedicated to helping people improve their health and wellness through use of our products containing different ingredients extracted from ginkgo fruits and leaves. Our business operations and product distributions are primarily conducted in the People’s Republic of China (“PRC” or “China”). We sell our products mainly through our licensed independent distributors, and to a lesser extent, to other wholesalers and individual consumers directly. We expect to expand the distribution of our products into international markets in the future through new business and distribution models.

We currently offer a total of approximately 24 products, and our product offerings have evolved over our company history. Our core lines of products include the following four categories:

•	Edible oil, including three blended types of ginkgo edible oil;

•	Liquor, including three types of ginkgo-infused Baijiu ;

•	Nutraceutical products, including ginkgo powdered drink and various dietary supplements; and

•	Cosmetic products containing ginkgo ingredients and various household essential products.

We periodically refine our products and introduce new products and product categories. Our own R&D team has developed all of our products we manufacture. We hold an invention patent on ginkgo edible oil and an invention patent on ginkgo essence oil.

We manufacture some of our products at our manufacturing facility in Pizhou, Jiangsu Province, a strategically located transportation hub bordering four provinces in the east-central China. Jiangsu Province is the fifth most populous and the most densely populated of the 23 provinces in China. Currently we possess the capabilities for ginkgo blended edible oil production, Baijiu spirit infusion, encapsulation, powders, finished goods packaging, laboratory testing, warehousing and distribution. In addition to production at our Pizhou manufacturing facility, we also contract with third parties to manufacture some products that we distribute. There is no seasonality of our business.

Our product sales traditionally have been, and are expected to continue to be, made predominately through independent distributors in China. We believe our distribution model is the best suitable method for us for the marketing and sale of our products because it leverages the resources and personal contact among our licensed independent distributors and their retail customers, without incurring significant distribution costs on us. We actively support our distributors by providing marketing materials, a well-managed fulfillment system, and ginkgo-related health and wellness educational and training programs. We also make a relatively small percentage of sales to wholesalers and individual consumers.

We have achieved rapid growth since we launched our first production line in 2008, and our growth in the recent years has been especially significant. Our gross revenue increased by $12.1 million, or 82.3%, from approximately $14.7 million in fiscal year 2017 to approximately $26.8 million in fiscal year 2018. Our gross profit increased by $8.8 million, or 76%, from approximately $11.6 million in fiscal 2017 to $20.4 million in fiscal 2018. Our net income increased by $7.5 million, or 102.3%, from approximately $7.4 million in fiscal 2017 to $14.9 million in fiscal 2018.

Corporate Structure and Reorganization

Baikang Biological Group Holdings Limited (formerly Jiahao Biological Group Holdings Limited, “Baikang”) was incorporated as a British Virgin Islands company limited by shares under the BVI Business Companies Act of 2004 on November 2, 2017. Baikang was established to operate principally as a holding company. Baikang and its subsidiaries are collectively referred to as “we,” “our,” “us” or the “Company.” The authorized share capital of Baikang is US$1,000,000.00, divided into 100,000,000 Common Shares of par value US$0.01 each. In connection with the formation of Baikang, 8,000,000 Common Shares were issued to Jinguo Li, our founder, Chairman of the board of directors and Chief Executive Officer.

Jiahao International (HK) Limited (香港嘉豪国际有限公司) (“Jiahao HK”) was incorporated in Hong Kong on January 10, 2018 as a private company limited by shares. In a private company limited by shares — which is the most common way to establish a limited company in Hong Kong — the liability of members is limited by the articles of association to the amount unpaid on the shares held by such members.

Jiahao HK was first established as a holding company. The share capital of Jiahao HK is HKD 10,000, divided into 10,000 shares of HKD 1.00 each. We expect Jiahao HK will operate principally as a trading company in the near future and focus primarily on our product sales and distribution outside mainland China.

Jiangsu Baikang Bio-Tech Co., Ltd. (江苏佰康生物科技股份有限公司)(“Jiangsu Baikang”) was incorporated in China on August 10, 2006. Jiangsu Baikang was established as a ginkgo ingredient extraction and processing company and gradually transformed into a ginkgo product developer, manufacturer and marketer with diverse product offerings. Jiangsu Baikang has US$48 million in registered capital.

Jiangsu Baijiale Oil Crop Co., Ltd. (江苏佰嘉乐油脂有限公司) (“Baijiale”) was incorporated in China on December 25, 2015. Baijiale was established principally to develop and manufacture edible oil products containing ginkgo oil and peanut oil or walnut oil. Baijiale has RMB 10 million in registered capital.

Jiangsu Baikang Purification Engineering Equipment Co., Ltd. (江苏佰康净化工程设备有限公司) (“Baikang Purification”) was incorporated in China on July 8, 2016. Baikang Purification was established principally to manufacture, distribute, install and service purification equipment, and develop and promote purification equipment manufacturing technologies. Baikang Purification has RMB 10 million in registered capital.

The reorganization of the Company’s legal structure was completed in August 2018. The reorganization involved the incorporation of Baikang, a BVI holding company, and Jiahao HK, a Hong Kong holding company; a transfer of the equity interests in Jiangsu Baikang to Jiahao HK from Jiahao Pharmaceutical (China-Australia) Limited (嘉豪(中澳)药业股份有限公司) (“Jiahao Australia”); a transfer of the equity interests in Jiahao HK from our largest shareholder, Mr. Li, to Baikang; and a transfer of the equity interests in Baijiale and Baikang Purification from the largest shareholder to Jiangsu Baikang. Jiahao Australia is a privately-held Australian corporation and controlled by the largest shareholder.

In connection with the formation of Jiahao HK, all authorized 10,000 shares were issued to Shih-Chang Chen. Mr. Chen held his shares in Jiahao HK on behalf of the largest shareholder in preparation for the subsequent transfer to Baikang while Jinguo Li continued to exercise the actual control of such shares. After the interim transfer, the shares in Jiahao HK were transferred to Baikang on March 19, 2018.

Prior to the completion of the reorganization, Jiahao Australia and individual shareholders owned 99.86% and 0.14%, respectively, of the equity interests in Jiangsu Baikang, a majority foreign-owned joint venture company in PRC. In March 2018, Jiahao Australia transferred all of its equity interests to Jiahao HK such that Jiahao HK became the owner of 99.86% of the equity interests of Jiangsu Baikang and two individual shareholders hold the remaining 0.14% equity interests. On August 2, 2018, Mr. Li transferred his equity interests in Baijiale and Baikang Purification to Jiangsu Baikang. As a result, both Baijiale and Baikang Purification became wholly-owned subsidiaries of Jiangsu Baikang.

At the completion of these transactions, eight shareholders hold all of the issued and outstanding Common Shares of Baikang, and (i) Baikang holds 100% of the equity of Jiahao HK; (ii) Jiahao HK holds 99.86% of the equity of Jiangsu Baikang; and (iii) Jiangsu Baikang holds 100% of the equity of Baijiale and Baikang Purification. By virtue of these ownership relationships, Baikang is the parent, directly or indirectly, of each of Jiahao HK, Jiangsu Baikang, Baijiale and Baikang Purification, and the four entities’ financial results are consolidated with those of Baikang.

Below is a chart representing our current corporate structure:

Our registered office in the British Virgin Islands is at Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickham's Cay II, Road Town, Tortola, British Virgin Islands, telephone +1 (284) 852-3810.

Our Competitive Strengths

We believe we possess the following strengths that are the keys to our past success and future growth:

Ginkgo-Focused Products and Health Science. All but a few of our products contain ginkgo ingredients. Built upon our extensive experience in producing high quality ginkgo extracts for pharmaceutical and nutraceutical companies in the early years of our operation, we utilize ginkgo-focused nutrition science and the traditional Chinese medicine theory as the bases for formulating our products. Our products focus on the health benefits of our basic ginkgo ingredients, balanced with vitamins, minerals and herbs from other types of plants.

In-House Production Capacity. We produce all of our ginkgo edible oil and ginkgo liquor, as well as ginkgo powdered drinks, all of which we consider our core products, at our operating facility in Pizhou. Among our self-produced products, ginkgo edible oil series have been recognized as a top ranking product in the ginkgo oil product segment in China’s competitive edible oil market for its advanced extraction technology and equipment, according to the ginkgo industry report published by the China Academy of Industry Economy Research (CIRN). We obtained two invention patents and a number of awards and recognition as the result of our development of the ginkgo oil products. We outsource production of dietary supplements and cosmetic products to better utilize third party manufacturers’ resources. We believe our in-house manufacturing capabilities enable us to leverage our strengths, maintain the control and enhancement of product formulas and ingredients, and optimally utilize our proprietary technology and manufacturing processes.

Effective Distribution Channels. We use a variety of distribution methods to sell our products in China. The vast majority of our sales have been made through independent distributors. We believe our distribution model is the best suitable method for us for the marketing and sale of our products because it utilizes the resources and personal contact among our licensed independent distributors and their retail customers. Such a sales model helps enhance the education of the health benefits of our products to consumers and collect feedback for us to improve our products. It is also an effective advertising channel for our products because of the distributors’ retail customer bases.

Experienced Management Team. Our management team is led by our founder, Chairman and CEO, Mr. Jinguo Li, an industry expert on ginkgo products. Mr. Li started our company and created the “Baikang” brand with the vision of building our Company into a prominent high-tech company in the health and wellness industry with diverse product offerings. Other members of our senior executive team are experienced in their areas of concentration, including manufacturing, marketing and sales, operations, financial management and cross-border business development.

Our Business Strategy

Our vision is to build our company as a health management platform focusing on health and wellness preservation and the prevention, control and medical treatment of the “three-high” chronic diseases (i.e., high blood pressure, high cholesterol and high glucose) through endogenous and episodic expansions in the mid to long term. Our objective in the mid-term for the next five years is to leverage our strengths in distribution channel and scale, science and technology, and operational management via synergistic business combinations to increase our brand value, profit-making capacity and cash flows.

Increase Existing Market Penetration, Expand into New Markets and Diversify Sales Models. We have historically focused, and expect to continue to focus, on our product distribution in the Chinese domestic market. We will increase the number of independent distributors and diversify our sales channels, as well as provide additional services and support to our independent distributors, in order to achieve a deeper market penetration. Meanwhile, we plan to expand our sales into the international markets, including the United States, in the mid-term. In addition to our offline sales through independent distributors, we will actively explore the online platform and promote sales on the leading e-commerce marketing and sales channels.

Increase Brand Recognition and Product Appeal to Broader Demographic. We believe Baikang is a well-recognized brand name in the ginkgo-based product industries in China. We expect to make additional marketing investment to increase our product and brand awareness among consumers in China. While today’s consumers may have access to a variety of information, many consumers remain inadequately informed of the potential health benefits of botanical-based food, personal care and household essential products, and ginkgo-focused health products are still unknown to most consumers. Our main customer base has been older individuals searching for healthier food and dietary supplement solutions. We plan to expand our core customer base by diversifying sales models, expanding e-commerce sales, and increasing investment in the development and distribution of products appealing to younger generations interested in a healthy lifestyle.

Substantially Increase R&D Investment, Introduce New Talents, and Further Diversify Production Offerings. Based on our current ginkgo health food and household essential products, we intend to diversify our future product offerings focusing on products with the chronic disease prevention and intervention effects. As a provider of natural health food, supplements and home essential products, we consider it important to continue to invest in the research and development of new products. We will focus our R&D efforts on new ginkgo oil product series, while continue to develop new products in the herbal liquor, herbal cosmetics and household essential product categories.

We plan to implement our mid-term operation strategy though a three-step plan. In step I, we aim our product development at new ginkgo oil series product quality enhancement and sales increase. In step II, we plan to increase recruitment of highly trained professionals and industry experts to increase our management and operational efficiency and resource utilization. Going forward, we expect to further diversify our product offerings with an emphasis on launching new function products. We may explore operational expansions through mergers and acquisitions or majority interest acquisitions of the assets with strong synergies and being compatible to our own growth strategy. In step III, we will complete the building of an integrated health management platform and achieve the transition of technicalization, management systemization, channelization and platform effect.

Our Industry

Ginkgo and Dietary Supplements

In 2017, the total sales revenue of all kinds of ginkgo drugs, ginkgo dietary supplements and ginkgo cosmetics in the world exceeded $10 billion. We are a company focused on ginkgo nuts and ginkgo leaf extract, a subset of China’s ginkgo industry. We produce and/or sell blended oil, liquor, nutraceutical products, and cosmetic products containing ginkgo ingredient. Accordingly, we provide below a brief overview of ginkgo and those elements of China’s ginkgo industry, insofar as they have an effect on the dietary supplement industry in general and our company’s business in particular, according to a news report.

Ginkgo

Ginkgo is also known as ginkgo biloba, the ginkgo tree or the maidenhair tree. The terms ginkgo biloba, ginkgo extract, or ginkgo biloba extract are often used by the public to mean ginkgo leaf extract. For purposes of this prospectus, we refer to “ginkgo” as the ginkgo tree and “ginkgo leaf extract” as the extract of ginkgo leaves.

Native to China, ginkgo is widely cultivated, and was cultivated early in human history. It is regarded as a “living fossil” because of the species’ uninterrupted existence for approximately 270 million years without changes and for being the oldest tree in the world, with no living relative in existence. Ginkgo trees are large trees, normally reaching a height of 20-35 m (66-115 ft.), with some specimens in China being over 50 m (160 ft.). At least in cultivation, ginkgo is a relatively shade-intolerant species that grows best in environments that are well-watered and well-drained.

Ginkgo has a long history in traditional Chinese medicine. Historically, members of the royal court were given ginkgo nuts to treat senility. Other historical uses for ginkgo were for treating asthma, bronchitis, and kidney and bladder disorders.

Pizhou City, where our headquarters and manufacturing facility are located, has a long history of growing ginkgo trees and is the famous hometown of noted for its ginkgo throughout China. The ginkgo forests of the whole city occupy approximately 82,000 acres with the total planting of 19 million ginkgo trees and seedlings of 250 million. In December 2010, China's General Administration of Quality Supervision, Inspection and Quarantine (or AQSIQ, a ministerial-level department in China in charge of certification and accreditation among other matters) implemented the protection of geographical indication products on ginkgo within Pizhou area. It indicates the premium quality of Pizhou ginkgo.

Ginkgo Tunnel in Pizhou City	Ginkgo Planting Base

Ginkgo leaves

Most commonly, dried ginkgo leaf is powdered to create a dry extract known as gingko leaf extract (or ginkgo biloba extract or GBE). Today, GBE 761 is the current standardized extract of ginkgo leaves and is a well-defined product containing approximately 24% flavone glycosides and 6% terpene lactone. Ginkgo leaf extract is a popular nutritional supplement and one of the top-selling herbal medicines. Ginkgo leaf extract has an antioxidant action as a free radical scavenger (a substance that helps protect human cells from certain damage), a relaxing effect on vascular walls, an antagonistic action on platelet-activating factor, an improving effect on blood flow or microcirculation, and a stimulating effect on neurotransmitters. Ginkgo leaf extract also exerts an anti-inflammatory effect on cells by suppressing the production of active oxygen and nitrogen. Ginkgo leaf extract inhibited the increase in the products of the oxidative decomposition low-density lipoprotein, reduced the cell death in various types of neuropathy, and prevented the oxidative damage to mitochondria, suggesting that ginkgo leaf extract exhibits beneficial effects on neuron degenerative diseases by preventing chronic oxidative damage.

However, a toxin called “ginkgolic acid” is found in ginkgo leaves. It has been reported to induce contact dermatitis. Ginkgo leaf extract can also interact with some medications and can cause side effects. Side effects of ginkgo leaf extract include headaches, upset stomachs, and allergic skin reactions. On the other hand, for healthy adults, ginkgo leaf extract appears to be safe when taken orally in moderate amounts. The toxic feature of ginkgo leaves may cause negative effects to consumers of our dietary supplement products containing ginkgo leaf extract. For more details about the toxic effects of ginkgo leaves, see “Risk Factors—Risks Related to Our Business and Industry—The toxic feature of ginkgo leaves and ginkgo fruits could have a material adverse effect on us.”

Among sixteen dietary supplements we sell, ten of them contain ginkgo leaf extract. According to news reports, as of July 2015, in China there were 157 manufacturers using ginkgo leaf extract to produce dietary supplements, and as of March 2018, in China there were over 300 manufacturers in the ginkgo processing industry producing mainly ginkgo leaf extract and related products, including medicine, dietary supplements, cosmetics, food, drinks and so on.

Ginkgo fruits

Ginkgo fruits contain the nuts of the ginkgo plant. Ginkgo nuts are particularly esteemed in Asia, and are a traditional Chinese food. Ginkgo nuts are used in congee, a rice porridge popular in Asia, and are often served at special occasions such as weddings and the Chinese New Year as part of the vegetarian dish called Buddha's delight. In Chinese culture, they are believed to have health benefits; some also consider them to have aphrodisiac qualities.

Ginkgo fruits have four layers: the outer fleshy seed coat, a middle stony seed coat, an inner fleshy seed coat, and endosperm. The endosperm is the tissue surrounding the embryo and provides nutrition in the form of starch. For purpose of this prospectus, we use “ginkgo nut” to refer to the part with middle stony seed coat, inner fleshy seed coat, and endosperm.

The outer fleshy seed coat and the raw seed kernel contains a poisonous substance which can cause indigestion and dermatitis. The symptoms include irritation of the skin following contact with juice of the seed pulp; irritation of lips, mouth, and throat and stomach pain, nausea, and diarrhea after eating pulp. For more details about the toxic effects of ginkgo fruits, see “Risk Factors—Risks Related to Our Business and Industry—The toxic features of ginkgo leaves and ginkgo fruits could have a material adverse effect on us.”

Ginkgo nuts can be used to distill liquor, extract oil and fill the hard gelatin capsules after being crushed into as powder. We have conceived the following chart illustrating the environment-friendly chain of procedure and ways to process ginkgo fruits, either by us or by third parties:

Environment-friendly usage of ginkgo fruits

We purchase and use ginkgo nuts to produce ginkgo essence oil. We use the remaining ginkgo nut powder after the ginkgo essence oil is extracted, to produce ginkgo powdered drink or provide it to third party manufacturers to create ginkgo spirit base. Previously we also used it to fill the hard gelatin capsules. However, the quantity of the remaining ginkgo nut powder is very limited because the extraction process consumes a lot of ginkgo nut powder.

When we supply the remaining ginkgo nut powder after the ginkgo essence oil is extracted to the third party manufacturers for them to create ginkgo spirit base for us, after the ginkgo spirit base is created, we own the remained ginkgo substance and sell it as biological forage.

Dietary Supplements

China is the main market for all of our products, including the dietary supplements. China is home to the world’s largest population of seniors. By the end of 2017, according to a news report, there were more than 241 million people older than 60 in China, representing 17.3 percent of the country's total population. The China National Committee on Aging (CNCA) projected in February 2018 that the figure is expected to peak at 487 million, or nearly 35 percent, around 2050. It is generally accepted that a country has reached what is known as an “aging society” when its share of citizens aged over 60 hits 10 percent.

Life expectancy of Chinese residents has extended from 67.8 years old in 1990 to 76.3 years old in 2015 according to the Zhongshang Industry Research Institute. The relevant longer life expectancy extends the consumption periods of consumers, increases the frequency of purchasing dietary supplements and promotes the demands of dietary supplements in general.

In 2014, the size of the Chinese dietary supplement market reached RMB 100 billion according to a news report. In 2017, this figure reached almost RMB 150 billion. The Zhongshang Industry Research Institute, an unrelated third-party commercial industry research consulting organization in China, expects that the size of Chinese dietary supplement market will reach RMB 181.6 billion in 2020. China may soon overtake the US as the largest nutritional products market in the world thanks to rising health awareness among the Chinese population and the country’s growing per capita GDP.

The average gross margin of dietary supplement manufacturers in China can be over 40%, and the average net gross margin is between 15% to 20%. The high profit, uneven supervision, low bar to enter the industry cause many mid and small size enterprises to enter this industry. According to 2017 Annual Report of Food and Drug Supervision Statics, there were about 2,317 dietary supplement manufacturers in China in 2017, most of which are mid and small sized enterprises.

The total sales revenue of the top 20 enterprises represents only 38.6% of the market, and there are many smaller size, infamous local enterprises on the other end of the market. Because the market concentration is low, and top companies do not dominate the market, we have a lot of business opportunities.

Our Products

We manufacture and sell a wide range of health food and other products containing ginkgo or other plant-based ingredients. We group our products into the following four categories:

Product category	Product	Manufacturer	Trademark/Brand

1. Edible Oil	Blended Ginkgo Edible Oil	Company	Xing Hao You Ni
2. Liquor	Ginkgo-Infused Baijiu	Company	Baikang
3. Nutraceutical Products	Ginkgo Powdered Drink	Company	Baikang, Sumao
	Dietary Supplements	Company	Baikang, Sumao
	Dietary Supplements	Shandong Senjian Biotechnology Development Co., Ltd.	Sumao, Niushijian/Yinmai
4. Cosmetic Products	Beziya Skincare Gift Set(1)	Guangzhou Pinjue Biotechnology Co., Ltd.	Beziya
	Qingzhi Skincare Products(2)	Guangzhou Pinjue Biotechnology Co., Ltd.	Qingzhi
	Qingzhi Household Essentials(2)	Guangzhou Pinjue Biotechnology Co., Ltd.	Qingzhi

(1)	We purchase this product from Jiangsu Baiziya Cosmetics Co., Ltd., a related party.
(2)	We purchase this product from Qingzhi (Shanghai) Daily Necessities Co., Ltd., an unrelated party.

1. Edible oil products

We began selling these products in the fiscal year ended April 30, 2018. All of our edible oil products are blended types of edible oil containing ginkgo essence oil. We extract ginkgo essence oil from ginkgo nuts, and then mix the ginkgo essence oil with peanut oil or walnut oil that we purchase from third parties to produce the finished blended oil products.

We have established our own production standard of ginkgo essence oil. We have two patents for our “Xing Hao You Ni” brand ginkgo edible oil products. Our trademark applications for “Xing Hao You Ni” are pending.

Our consumers buy our ginkgo edible oils because they believe these products may:

•	Improve memory and eye sight;

•	Assist adjust blood fat;

•	Help vitamin absorption;

•	Facilitate protein anabolism;

•	Strengthen immunity and promote growing;

•	Soften skin and slow cellular aging.

Ginkgo and Peanut Edible Oil Gift Package	Ginkgo and Walnut Edible Oil Gift Package

Ginkgo and Peanut Edible Oil 4.8L	Ginkgo and Peanut Edible Oil 1.5L

2. Liquor products

Our liquor products include three kinds of ginkgo-infused Baijiu. Baijiu, a clear liquor made primarily from sorghum and rice and aged in terra-cotta barrels, is the national drink of China. The majority of Baijiu drinkers are those in their age of 40s and up.

All of our liquor products contain substance of ginkgo and another herb or plant: goji, burdock or ginseng. The alcohol by volume of each product is 30%.

Ginkgo and Goji Liquor	Ginkgo and Burdock Liquor	Ginkgo and Ginseng Liquor

3. Nutraceutical products

Our nutraceutical products include ginkgo powdered drink produced by us and dietary supplements produced by a third party.

(1) Ginkgo powdered drink

We produce and sell two kinds of ginkgo powdered drink: ginkgo nutrition powder and ginkgo crystal granules. Both can be consumed after pouring boiled water. Our ginkgo crystal granule product has been recognized by Jiangsu Province Science and Technology Department, a provincial government agency, as a High-tech Product.

Ginkgo Nutrition Powder

Ginkgo Crystal Granules

(2) Dietary supplements - produced by Senjian

We cooperate with a third party manufacturer, Shandong Senjian Biotechnology Development Co., Ltd. (“Senjian”), to produce the following products. These products bear both the Senjian’s trademark and our trademark “Sumao” in Chinese. We are the exclusive nationwide distributor of this series of products. Senjian is responsible for the quality of these products.

Niushijian Ginkgo Soft Capsules	Yinmai Ginkgo Leaves and Kudzu Capsules

Niushijian Gulijian Soft Capsules	Niushijian Oubangni Soft Capsules

Niushijian Kelie Soft Capsules	Yinmai Ginkgo Leaves, bitter gourd, astragalus and chromium yeast tablets

In addition, in the fiscal years ended April 30, 2018 and 2017, we produced a number of dietary supplements in hard gelatin capsules under food category using a food production permit. These products include Ginkgo Essence Capsules, Garlic Essence Capsules, Ginkgo Natural Lehuo Calcium, Ginkgo Cordycep Capsules, Ginkgo Garlic Powder Capsules, Ginkgo Ganoderma Capsules, Ginkgo American Ginseng Capsules, Ginkgo Bone Health Capsules and Kangyijian Capsules (herbal products for kidney). For those products with ginkgo in the name, we used ginkgo nut powder as the filler and add ginkgo leaf extract. Due to a policy change, we are required to have a production permit for dietary supplements to produce these products. Currently we are in the application process; thus, we haven’t been able to produce these products since February 2018. For potential risks, see “Risk Factors – Risks Related to Our Business and Industry – We may be unable to obtain, retain or renew required permits, licenses or approvals for our business operations.”

4. Cosmetics and household essential products

(1) Beziya skin care gift box

We sell Beziya skin care gift boxes which contain facial cleanser, toner, serum, lotion, cream and eye cream. We purchase this product from Jiangsu Baiziya Cosmetics Co., Ltd., a related party, which commissions Guangzhou Pinjue Biotechnology Co., Ltd. (“Pinjue”), an unrelated third party, to manufacture these products and to attach the labels of the Beziya brand name.

Beziya Skin Care Gift Box

(2) Ginkgo skin care products

We sell the following skin care products with ginkgo essence oil: (i) Ginkgo Brightening Mask, and (ii) Ginkgo Hydration Mask. These products are manufactured by Pinjue and sold by Qingzhi (Shanghai) Daily Necessities Co., Ltd. (“Qingzhi”), a third party, to us. We provide the ginkgo essence oil produced by us to Pinjue to add to these products.

Ginkgo Brightening Mask	Ginkgo Hydration Mask

(3) Ginkgo household essentials

We sell household products, some of which contain ginkgo essence oil. These products are manufactured by Pinjue and sold by Qingzhi to us. These products include shampoo, conditioner, shower gel, hand soap, laundry detergent and dish detergent. We provide the ginkgo essence oil produced by us to Pinjue to add to the shampoo, conditioner, shower gel and hand soap.

Ginkgo Shampoo	Ginkgo Conditioner	Ginkgo Shower Gel

Ginkgo Hand Soap	Laundry Detergent	Dish Detergent

New Product Development

We believe a key driver of customer traffic and purchases is the introduction of new products. We try to identify changing customer trends through conducting market research to assist in the development, manufacturing and marketing of our new products. We develop products through the collaborative efforts of our dedicated development team. During the year ended April 30, 2018, we began selling a number of new products, including those manufactured by us and manufactured by third parties.

Currently we are developing a number of new products, including new series of ginkgo blended oil, such as ginkgo and sunflower seed edible oil and ginkgo and flaxseed edible oil, and ginkgo soda water. We expect to begin manufacturing and sale of such products in fiscal 2019.

Product Marketing and Distribution

Customers

We sell our products primarily through independent distributors and, to a lesser extent, to other wholesalers and individual consumers. We estimate that the majority of end users of our products are middle-aged and older population generally considered comprising individuals of over forty years of age in China.

Independent distributors

We consider sales to independent distributors the most important distribution channels for us. The vast majority of our sales traditionally has been, and is expected to continue to be, made through independent distributors in China. Under our independent distributorship model and pursuant to our agreements with the independent distributors, we grant the right to a distributor in a locality to sell our products for 5 years and provide after-sale services exclusively within a geographically designated area. Independent distributors are required to adhere to our product distribution policies and procedures in accordance with the sales agreements and/or arrangement with us. The independent distributor purchases our products at wholesale prices, pay for products prior to shipment, and sell our products to their retail customers. After our sales to the independent distributors, the products may not be returned or refunded, regardless whether our independent distributors are able to sell all the products they purchase from us, except that defective products may be returned and refunded. We do not pay a sales commission or other compensation to our independent distributors, except that we may reimburse costs our independent contractors incur associated with special promotion activities.

Our independent distributors are generally small business owners and entrepreneurs who believe in our products and desire to earn income by building a business of their own. Many of our independent distributors are attracted by the opportunity to sell our unique natural health products without incurring significant start-up costs. Most of our independent distributors have established their own retail distribution channels including selling our products to their regional-level distributors, other businesses such as beauty salons and pharmacies, and individual consumers. While not obligated to do so, we actively support our distributors by voluntarily providing marketing materials, a well-managed fulfillment system, and ginkgo-related health and wellness educational and training programs.

We currently have 12 authorized independent distributors located in 8 provinces in China. Eleven of such independent distributors currently own their sales centers selling exclusively our products under the brand of “Baikang Health Life Center” (“Baikang Product Center”). We intend to contract with additional independent distributors in different provinces in China in the next several years and expect the new independent distributors to operate their sales centers under the Baikang brand which will further promote the distribution of our products.

A Baikang Product Center	A Baikang Product Center
in Jinzhou, Liaoning Province	in Jinzhou, Liaoning Province

A Baikang Product Center	A Baikang Product Center
in Datong, Shanxi Province	in Jinzhou, Liaoning Province

We believe our distributorship model has been the best suitable method for us for the marketing and sale of our products because it utilizes the resources and personal contact among our licensed independent distributors and their retail customers, without incurring significant cost to us.

Other Wholesale Customers

In addition to sales to independent distributors, we also make wholesales to specialty stores, other wholesalers and bulk purchase individual consumers. These customers purchase products directly from us at our wholesale prices. These customers generally do not order our products following a routine schedule. We believe these customers are a great source of advertising channel for our products and, because of their customer bases, they also validates the benefits of our products.

Online Sales

We recently started to accept orders for our products through our own website at http://www.chinabksw.com. We had initially posted information of our products online with the intent to advertise and promote our products and as a result, our online sales have been very limited. Going forward, we plan to actively explore the online platform and other e-commerce marketing and sales channels. We offer reserved telephone lines for our customers to ask questions or provide feedback. Our customer service representatives are available to assist customers in placing orders, answering questions, and processing payments. They receive extensive training about our products, product health benefits, product authenticity, customer service ethics and communication techniques.

For the fiscal year ended April 30, 2018, sales to our largest customer, an independent distributor, accounted for approximately 13.7% of our total revenue. For the fiscal year ended April 30, 2017, sales to our two largest customers, both independent distributors, accounted for approximately 18.5% and 13.2%, respectively, of our total revenue.

Marketing

We market our products through a number of different channels. Our Company and product information is posted on our website. We also advertise our products on high speed trains and on nationwide television and provincial television channels. Within the Jiangsu province, we advertise our products at train stations, on the billboards near the Grand Canal, and through sponsorship of local events, such as marathons and concerts.

“Baikang” Brand and Branded Products Showcased on High Speed Rails

Advertisements at Train Stations

Our independent distributors also market our products through their promotion and sales activities.

Competition

We compete with Chinese domestic and foreign manufacturers, distributors and marketers of natural health food and drink products, dietary supplements, and cosmetic products in China. The natural health food and dietary supplement industry is highly fragmented and competition for the sale of those products comes from many sources. Many of our competitors have better brand name recognition, a longer operating history, larger operational scales, more diverse product offerings, broader distribution channels and greater financial resources than we do. We do not believe it is possible to accurately estimate the total number or size of our competitors. We estimate the current China domestic market size of the health foods industry targeting cardiovascular, respiratory and digestive system health in which we compete is approximately RMB 95 billion per year.

We compete with large, well-known foreign and Chinese domestic companies in the natural health food and drink market. We intend to leverage our strengths in ginkgo-focused specialty products, R&D capabilities, advanced production technologies and equipment to compete with other companies.

Ginkgo Edible Oil

We have received two patents on ginkgo edible oil. Currently there is no industry standard for ginkgo oil in China and we are in the process of petitioning for setting our company’s ginkgo oil standards as the industry standards in China. We believe we are a leading supplier of ginkgo oil in the Chinese edible oil market because of our ginkgo oil standards. In the edible oil market, our competitors include Nature’s Bounty, Puritan’s Pride, GNC, Linuolong (利诺龙) and Ziguang Biotechnology Development Co., Ltd. (威海紫光); however, our competitors’ products on the China market are non-ginkgo based edible oil products.

Ginkgo-Infused Liquor

Our competitors in the herbal liquor market segment are mainly Chinese domestic pharmaceutical companies, and a few of them are traditional Chinese medicine companies with a history dated back several thousands of years. Major competitors include Beijing Tong Ren Tang (同仁堂), Yunnan Dongjun Pharmaceutical (Group) Co., Ltd. (东骏药业), Dalian Fusheng Pharmaceutical Co., Ltd (富生制药), Kangmei Pharmaceutical Co., Ltd.(康美药业), Jinpai Brand Liquor by Jinpai Co, Ltd. (劲牌有限公司), Yantai Zhangyu Liquor Company’s Natural Chinese Herbal Liquor (烟台张裕葡萄酿酒公司), and Hainan Yedao Group Co., Ltd.’s “Coconut Island King” Natural Chinese Herbal Liquor (海南椰岛 (集团) 股份有限公司).

Ginkgo Nutrition Powder and Ginkgo Crystal Granules

Our competitors in this market segment include many internationally well-known manufacturers and distributors, such as Nutrilite, By-Health, Competitor (康比特), Met-Rx, Herbalife, GNC and Xingling Technology Ltd. (杏灵科技) .. We intend to compete with these larger companies by appealing to consumers the unique, believed health benefits of ginkgo ingredient contained in our products and leveraging our independent distributor model in China through in-person marketing and sales.

Dietary Supplement Market

The dietary supplement market is highly fragmented and intensely competitive. Our competitors in this market segment include numerous well-known international and Chinese nutritional supplement companies, pharmaceutical companies, and food and beverage companies.

Our ginkgo biloba soft capsules compete with products of Hansen Medical, Guizhou Yiyi Pharmaceutical Co., Ltd. (益佰制药), Jiangsu Shenlong Pharmaceutical Co., Ltd. (神龙药业), Liaoning Shunanyi Tianran Pharmaceutical Ltd. (辽宁顺安怡天然药物厂), Sichuan Wanxian City Pharmaceutical Ltd. (四川万县市制药厂), Hebei Zunhua Pharmaceutical Ltd. (河北遵化制药厂), Yangzijiang Pharmaceutical Group (扬子江药业集团), Ningbo Lihua Pharmaceutical Ltd. (宁波立华制药有限公司), Shandong Lunan Pharmaceutical Ltd. (山东鲁南制药厂), Shenzhen Sanjiu Pharmaceutical Ltd (深圳三九医药股份有限公司),Guizhou Xinbang Pharmaceutical Ltd. (贵州信邦制药厂), Beijing Forth Pharmaceutical Ltd. (北京第四制药厂),Japanese Greenwave (日本Greenwave制药厂), Korean Dongfang Pharmaceutical Ltd. (韩国东方制药厂), France Ipsen (法国Ipsen制药厂), German Sobern Heim (德国Sobern Heim制药厂).

Our calcium supplements compete with Caltrate, By-Health, Nutrilite, Harbin Pharmaceutical Group Co., Ltd. (哈药集团), Maxorb Health Products (乐力), Dickie Direct (迪巧) and other manufacturers.

Cosmetics and Household Essential Products Market

Our cosmetics products compete with Guangzhou Aogu Biotechnology Co., Ltd.’s “Qianbaicao” ginkgo series cosmetics (广州澳谷生物科技有限公司), Shanghai Libaijia Cosmetics Co., Ltd.’s “Xiangboshu” ginkgo series cosmetics (上海利百加化妆品有限公司), and Beijing Tong Ren Tang Maierhai Biotechnology Co., Ltd.’s “Tong Ren Tang” ginkgo series facial masks (北京同仁堂麦尔海生物技术有限公司). We believe competition in our industry is based primarily on product quality and safety, innovation, product varieties, pricing, and customized services offered.

Our future competitive position for our products and manufacturing technologies will likely depend on, among other things, the following:

•	the continued acceptance of our products by our customers and consumers;

•	our ability to continue to manufacture high quality products at competitive prices;

•	our ability to protect our proprietary rights in our patents, proprietary technologies and know-how;

•	our ability to successfully diversify our product offerings;

•	our ability to expand;

•	our ability to attract and retain qualified personnel;

•	the effect of any future PRC governmental regulations, or foreign governmental regulations if we expand into international markets, on our products and business;

•	the results of and publicity from product safety and performance studies performed by research institutions and governmental agencies;

•	the continued growth of the global health food, dietary supplement and other industries in which we compete; and

•	our ability to respond to changes within the industry and consumer demands.

The dietary supplement and health food industry is highly competitive, and we expect the level of competition to remain high over the near term.

Raw Materials

We purchase our raw materials from a variety of suppliers. As we have a variety of options to supply us with raw materials for our products and the technical demands of preparing such raw materials are relatively low, we do not anticipate any material difficulties in obtaining raw materials to produce our products. We are not reliant on a single supplier for any of our raw materials, and we expect we would be easily able to replace any of our suppliers if we needed to do so.

Raw materials, including but not limited to ginkgo ingredients, constituted approximately 88% and 87% of total cost of sales in fiscal 2018 and 2017, respectively. Our profit margin is high enough to absorb the normal fluctuations in the prices of our raw materials.

Our primary raw materials are ginkgo nut powder, ginkgo leaf extract, ginkgo nuts and vitamins. Our cost of raw material is impacted by fluctuations in the price of ginkgo leaves and ginkgo nuts. As we are located in Pizhou, the county-level city with the biggest area of ginkgo cultivation, we have access to abundant ginkgo raw materials.

We purchase ginkgo nuts from various companies to produce ginkgo essence oil. We purchase ginkgo leaves from local farmers and from the open market, mainly from the middle of May to the middle of September every year— the harvest season of ginkgo leaves.

Other principal raw materials we use include peanut oil, walnut oil, other herbs and herb extracts. These raw materials are generally available from a number of suppliers.

For the year ended April 30, 2018, one supplier accounted for approximately 16.7% of our total purchase. For the year ended April 30, 2017, one supplier accounted for approximately 9% of our total purchase.

Our Equipment

Our facilities in Pizhou have a variety of types of equipment to produce ginkgo essence oil, ginkgo blended oil, ginkgo-infused Baijiu and ginkgo powered drink. We also have the equipment to examine the raw materials and to inspect the products. In all, the equipment at our factory was valued at approximately $$0.7 million as of April 30, 2018, net of accumulated depreciation costs. In the fiscal year ended April 30, 2018, we invested approximately $$0.1 million in equipment for our operations. We are using machinery as collateral of a RMB 3.90 million (approximately $616,060) loan with Pizhou Rural Commercial Bank with due date of October 20, 2019.

The following pictures display some of our advanced equipment.

Automatic Drying Machine	Soft Capsules Shape Setting Tumble

Extraction Workshop	Automatic Filling Machine

Film Evaporation Machine	Extraction by Supercritical Carbon Dioxide

Our Manufacturing Process

Production of Ginkgo Essence Oil and Ginkgo Edible Oil

We produce ginkgo essence oil which is an important ingredient for our ginkgo edible oil, skin care products and household essentials. We use supercritical carbon dioxide, a fluid state of carbon dioxide, to extract the ginkgo essence oil from ginkgo nuts. It helps preserve as much nutrition as possible. We have received two patents for our ginkgo essence oil and ginkgo edible oil product and are applying for more relevant patents.

Here is our major production process for the ginkgo essence oil:

Extraction by supercritical carbon dioxide	Refining workshop	Automatic filling

Our ginkgo essence oil is mainly used to produce ginkgo edible oil. Here is the process of producing ginkgo edible oil:

Production of Ginkgo-Infused Baijiu

We purchase ginkgo spirit base and other herbs separately from third party manufacturers in order to produce final ginkgo-infused Baijiu liquor.

Major raw materials	Ginkgo spirit base, herbs such as goji, dried burdock slices and ginseng

Main Equipment	Liquid filling machine, capping machine

Production of Ginkgo Powdered Drink

We purchase ginkgo nut powder which is combined with milk powder and other materials to produce ginkgo powdered drink. In ginkgo crystal granules, we also add ginkgo leaf extract.

Major raw materials	Ginkgo nut powder, ginkgo leaf extract and milk powder

Main Equipment	Through mixing machine, packaging machine

Our Quality Control

Certain portions of the products that we sell are manufactured by us in Pizhou City, Jiangsu Province, China. We have implemented stringent quality control procedures to ensure our production is in strict compliance with our stringent specifications and standards. For the products that we do not manufacture but we sell, according to PRC law, in general, the manufacturers are responsible for and liable for the quality of those products. We, as the seller, may be liable under limited circumstances. For more details, see “Risk Factors — Risks Related to Doing Business in China — We are exposed to substantial risks associated with the distribution of products manufactured by third parties.”

Quality Certificates

We have received the following certificates showing our quality management systems have met certain international standards.

Issuing Authority	Certificate	Recipient	Standard	Scope	Valid Period
Zhongda International Certification Co., Ltd.	International Standard Certification	Jiangsu Baikang	GB/T24001-2016 / ISO14001:2015	Powdered drinks, processing of alcohol, sales of health food and related management activities	2018.6.19 to 2021.6.18

Zhongda International Certification Co., Ltd.	International Standard Certification	Jiangsu Baikang	GB/T19001-2016 / ISO9001:2015	Powdered drinks, processing of alcohol, sales of health food	2018.6.19 to 2021.6.18

Quality Standards

While there are no national standards for the following items that we produce, we have drafted our own quality standards and are enforcing them:

Subsidiary	Item	Standard
Jiangsu Baikang	Ginkgo Essence Oil	Q/PZBK 0007S-2017

Baijiale	Ginkgo Essence Oil	Q/PZBJL 0001S-2017

Jiangsu Baikang	Ginkgo and Goji Liquor	Q/PZBK 0003S-2016

Jiangsu Baikang	Ginkgo and Ginseng Liquor	Q/PZBK 0004S-2016

Jiangsu Baikang	Ginkgo and Burdock Liquor	Q/PZBK 0005S-2016

Jiangsu Baikang	Ginkgo Powdered Drink	Q/PZBK 0001S-2017

These standards also include the quality standards for the major raw materials. The following list shows the quality standards for our major ginkgo-related raw materials.

Raw materials	Quality Standard
Ginkgo nuts	DB32/T 2316,GB19300

Ginkgo leaf extract	Pharmacopoeia of China (2015 version, part II)

Ginkgo spirit base	1. Exhibit A to our quality standards of Ginkgo and Goji Liquor, Ginkgo and Ginseng Liquor and Ginkgo and Burdock Liquor 2. GB 2757 (Hygienic standard for distilled liquor and formulated liquor)

Ginkgo nut powder	Exhibit A to our quality standard of Ginkgo Powered Drink

Quality Control System

Our production manager reviews all aspects of our Company’s regulatory processes, ensuring compliance with regulations. We also have a six-person quality control team.

In our practice, all potential suppliers are reviewed and approved by us before they can supply the raw materials for us. We require at least two procurement staff to interview the suppliers together, and to make an evaluation report prior to engaging them. In January of each year, we re-evaluate the suppliers for the previous year.

After we purchase raw materials and before we store them in our warehouse, our quality control team examines them again according to the relevant standards.

Our production team examines our products annually to ensure the quality of our products. Our quality control team examines our products before they ever enter our warehouse, prepares examination reports and keeps examination records.

Research and Development

We consider product research and development (R&D) important to our long-term growth and expect to make R&D more central in our overall strategic planning and operations in the future. We have facility specifically designated to R&D equipped with advanced equipment. Our R&D team currently has 8 dedicated employees who are focused on new product development and existing product enhancement. Our R&D team has developed all the products we manufacture. We have invented the patented technology to extract ginkgo essence oil, a key ingredient for our edible oil products and the cosmetic products that we sell.

In addition to our own efforts, our R&D team also consults with other industry professionals with respect to the developments of ginkgo-related nutritional science, health benefits and the innovations and enhancement of ginkgo products. We have collaborated with industry experts from Shanghai Institute of Pharmaceutical Industry, Shanghai Yaochen Biotechnology Co., Ltd. and East China Institute of Technology in the Program of Deep Processing and Industrialization of Ginkgo Series Products. The results from the joint R&D program have been recognized and certified as a Science and Technology Achievement by the China High-Tech Industrialization Society.

Membrane Evaporating	Physical and Chemical Testing

Automatic Filling Machine	Soft Capsule Washing

In the 2018 fiscal year, we launched new ginkgo edible oil products that we formulated. We also annually test our existing products to help ensure their safety and potency. We currently are testing a number of potential new formulas and ingredients for new products which we hope to launch in the near future.

As a result of these efforts, we became certified as a National High-Tech Enterprise by the State Intellectual Property Office in July 2015. This certification entitles us to a favorable corporate income tax rate of 15%, rather than the unified tax rate of 25% we would pay if we were not certified. If we were not so certified, we would have paid $1.75 million and $0.86 million more in income tax in China for fiscal years 2018 and 2017, respectively. We believe these efforts, combined with improvements in production efficiency, and supply and distribution coordination, have enabled us to develop and market quality and innovative products.

We expect to substantially increase our R&D investment in the future, as we continue to conduct research and development activities, especially seeking to test new formulas and develop new products to meet customer demands. We plan to fund our future R&D expenses with a portion of our IPO proceeds.

Intellectual Property

We use a combination of trade secrets, copyright, trademark, patent and other rights to protect our intellectual property and our brands. We have completed registration of 2 invention patents, both under Jiangsu Baikang, with the China State Intellectual Property Office. One patent is about a kind of blended ginkgo essence oil with effect of anti-oxidation and delay skin aging. Its expiration date is February 3, 2036. The other patent is about a kind of ginkgo blended edible oil. Its expiration date is February 22, 2036. In addition, we have the exclusive license to use a patent owned by Jiangsu University until December 31, 2018 and we plan to renew this license prior to its expiration.

We have completed registration of 16 trademarks with the Trademark Office of the State Administration for Industry & Commerce of the PRC, including 12 under Jiangsu Baikang and 4 under Baijiale. Our trademarks will expire at various dates between June 27, 2019 and May 20, 2027.

Our key brands and logos are below:

We have also registered one domain for our internet presence, http://www.chinabksw.com. The domain was registered in March 24, 2009 and is valid until March 24, 2021. It can be renewed by then. This website is not incorporated in this prospectus.

Awards and Recognition

2007

•	3.15 National Quality Trustworthy Model Entity

•	Entity with National Trustworthy Quality and Public Satisfaction

2008

•	Trustworthy Entity in Pizhou City

2009

•	National AAA Grade Trustworthy Entity

2010

•	Brand Enterprise with National Priority Protection

•	Top 10 Innovative Brand in the Industry in China

2012

•	Top 100 Enterprise in Jiangsu Province

•	Contract Complying and Trustworthy Enterprise in Xuzhou City (2012-2014)

•	Top 10 Leading Enterprise for Science and Technology Innovation in Jiangsu Province (2012.11-2015.11)

2013

•	Model Enterprise with Trustworthy Premium Products Recommended by Consumers in Jiangsu Province

•	Top Ten Private Enterprise in Jiangsu Province (2013-2016)

•	Excellent Private Tech Enterprise in Jiangsu Province (2013-2016)

2014

•	2013 Leading Enterprise in Tiefu Town, Pizhou City

•	Famous Trademark (“Boyikang”) in Xuzhou City (2014.12.29-2017.12.29)

2015

•	High-tech Enterprise recognized by four Provincial Government Agencies of Jiangsu (2015.7.6-2018.7.6)

2016

•	Private Technology Enterprise in Jiangsu Province

•	High-tech Product (Ginkgo Crystal Granules) recognized by Jiangsu Science and Technology Department (2016.12-2021.12)

•	Model Enterprise in Consumables Industry for Increasing Kinds, Improving Quality and Building Brand, Jiangsu Province

•	Small and Medium-sized Enterprise with High Growth in Jiangsu Province

•	City Level Leading Agricultural Industrialization Enterprise, Xuzhou City

2017

•	Outstanding Entity in National Ginkgo Healthcare Industry

2018

•	Science Technology Result: Ginkgo series products deep processing and industrialized project (issued by China High-tech Industrialized Research Institute)

•	AAA Class Credit Enterprise in China (2018.6.3-2021.6.2)

Legal Proceedings

From time to time, we have been involved in litigation relating to contract disputes, loan disputes and other matters in the ordinary course of our business. Our legal proceedings previously consisted of following categories primarily:

1. Loan disputes: Various individuals and entities sued us regarding the debts and loans owed by us.

2. Guaranty disputes: We and our CEO Jinguo Li guaranteed bank loans for various entities. When the debtors were sued, we and our CEO were also sued to bear joint liability.

3. Contract disputes: Various individuals and entities sued us regarding sales contracts.

We are not currently a party to any material legal or administrative proceedings. At present, we are involved in two pending litigations, and the aggregated dispute amount is approximately RMB 580,000. See “Risk Factors – Risks Related to Our Business and Industry - We may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.”

Regulations

As we operate our business solely in China, we are subject to a variety of PRC laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations.

Regulations on Production and Sale of Food Products

The food industry, of which health food and dietary supplement product segment constitutes a part, is subject to extensive regulations in China. The PRC laws and regulations governing the food industry primarily consist of the Food Safety Law of the PRC, as amended in 2015 (the “Food Safety Law”); the Implementation Regulations for the Food Safety Law, as amended in 2016 (the “Food Safety Regulations”); the Administrative Measures for Food Production Licensing, as amended in 2017 (the “Food Production Licensing Regulations”); and the Administrative Measures for Food Business Licensing, as amended in 2017 (the “Food Business Licensing Regulations”). The China Food and Drug Administration (the “CFDA”) under the State Council has the regulatory authority to oversee, administer and enforce all rules and regulations concerning the food industry business operations in China.

Under the Food Safety Law and the Food Safety Regulations, food product manufacturers and business operators shall obtain the required food production permits; food producers and business operators are subject to regular quality inspection and supervision by the local governmental agencies and their product permits may be revoked if they no longer meet the standards and requirements for food production and operation; food producing enterprises shall establish and implement food safety management systems, such as ingredient inspection and acceptance, production process safety management, storage management, equipment management, and substandard product management systems; and packaging of pre-packed food shall bear a label which states manufacturing permit serial number; among other things.

The State Council implements a licensing system for the food product manufacture and distribution. According to the Food Production Licensing Regulations, a food production license must be obtained prior to engaging in food production activities in the PRC. The Food Business Licensing Regulations require food business operators to obtain a food business license for each business entity engaging in food business operations. We have obtained the required Food Production Licenses and Food Business Licenses.

Regulations on Production and Sales of Dietary Supplements and Health Foods

The Food Safety Law provides that the dietary supplement product industry shall be strictly supervised pursuant to specific measures separately promulgated by the State Council. On February 26, 2016, the CFDA issued the Administrative Measures on Registration and Recordation of Dietary Supplements, effective on July 1, 2017 (the “Health Food Regulations”). The CFDA and two other governmental agencies jointly issued a Health Food Raw Material Catalog (the “Catalog”) in 2016. Pursuant to the Health Food Regulations, to produce dietary supplement products by using raw materials not covered by the Catalog, a manufacturer must register the products with the CFDA. To produce the dietary supplement products by using the raw materials covered by the Catalog, a manufacturer only needs to make a filing for record with the provincial level food and drug administration. As some raw materials of the dietary supplement products that we produced previously are outside of the scope of the Catalog, we are not permitted to produce and sell these products unless we register them with the CFDA. We are in the process of applying for the required registration.

Other Laws and Regulations in China Regarding Manufacturing, Processing and Distribution

Laws regulating products manufacturing, processing and distribution cover a broad range of subjects, particularly in the area of occupational safety and health. We must comply with all levels of laws and regulations relating to matters such as safe working conditions, manufacturing practices, environmental protection and discharging hazard control. Specifically, the major laws applies to our PRC subsidiaries are as follows:

•	Company Law (amended in 2014), governing, among other matters, company registration, existence and business operation;

•	Contract Law (1999), governing business practices with all other market participants;

•	Labor Contract Law (amended in 2013), governing the relationship between company as an employer and its employees;

•	Product Quality Law (amended in 2009), governing the relationship between company as a products provider and consumers in the market;

•	Protection of Consumer Rights and Interests Law (amended in 2013);

•	Tort Law (2010);

•	Advertising Law (amended in 2015);

•	Administrative Measures for Food Distribution Licensing (amended in 2017);.and

•	Rules on the Labeling of Dietary Supplements (1996).

We believe we are in compliance with these laws and related regulations in all material respects. However, unanticipated changes in existing regulatory requirements or adoption of new requirements may force us to incur more cost to maintain the licenses and failure to do so could materially adversely affect our business, financial condition and results of operations.

Regulation on Product Liability

China’s Product Quality Law was published in 1993 and amended in 2000 and 2009. Under this law, producers and vendors of defective products may incur liability for losses and injuries caused by such products. There are only three conditions by which producers or vendors can have immunity from the defective product liability: 1) the defective products are never put into the market; 2) the products defect not exists when the products be put into the market; 3) the exam techniques and skills are not able to find out the defects when the products be put into the market. So far, our product quality is in conformity with the national requirements and we have passed the regulatory agency’s examination and also successfully obtained the certificate of ISO 9001:2015 system.

In addition to Product Quality Law, there are also other Chinese laws that apply to the product liability. Under the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability. The Law on the Protection of the Rights and Interests of Consumers (as amended in 2009), which was enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. Although we are highly confident with our product quality, some defective product may not be detected in time by us and accidently put into the market. If so, our defective products cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

Also, the PRC Tort Law has been effective from July 1, 2010. Under this law, a customer who suffers injury from a defective product can claim damages from either the manufacturer or vendor of the defective product. Pursuant to the PRC Tort Law, where a personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Tort Law.

Regulation on Foreign Exchange Control

In 1996, China published The Foreign Currency Administration Regulations, and late on amended on January 14, 1997 and August 5, 2008. This Regulation has been the major one governing the foreign exchange activities in China. Under this Regulation, the RMB is convertible for foreign currency account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of RMB into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, is subject to the registration of the Sate Administration of Foreign Exchange (“SAFE”) or its local counterparts.

In recent years, China has become more open to foreign currency exchange. Individual persons are allowed to buy $50,000 each year, but for companies there are still control policies. Under the Regulation and relevant rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of currency account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law.

According to recently passed Administrative Rule “Overseas Investment Regulation” in 2014, capital investments directed outside of China by domestic or foreign-invested enterprises are also subject to restrictions, which include registration filing with Ministry of Commerce, even though another administrative rule passed in February of 2014 by SAFE (“No. 2 Notice”) has made domestic enterprises much easier releasing foreign currency overseas to foreign companies including connected companies.

The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in RMB, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if RMB depreciated.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

In October of 2005, SAFE promulgated a Notification known as “Notice 75”, in which SAFE requires PRC residents to register their direct establishment or indirect control of an offshore entity (referred to in Notice 37 as “special purpose vehicle.”), where such offshore entity are established for the purpose of overseas financing, provided that PRC residents contribute their legally owned assets or equity into such entity. In July of 2014, this Notification was replaced by Notice 37, “Notification on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Returning Investment through Special Purpose Vehicles”, which expanded SAFE oversight scope to include overseas investment registration as well. Meanwhile, Notice 37 also covers more areas such as PRC residents paying capital contribution with overseas assets or equity. Furthermore, Notice 37 requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself  (such as capital increase, capital reduction, share transfer or exchange, merger or spin off).

Of our current shareholders, Jinguo Li is a Chinese resident to whom Notice 37 applies. The remaining shareholders are enterprises, to whom Notice 37 does not apply; provided, however, that to the extent the shareholders of such enterprises are themselves Chinese residents, Notice 37 would apply to such individuals. As of the date of this prospectus, Jinguo Li has applied to SAFE’s local branch for registration, but we cannot provide any assurances that such registration will be completed in a timely manner. Moreover, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE registration requirements.

Regulation on Dividend Distributions

Our PRC subsidiaries are wholly foreign-owned enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include: Corporate Law (1993) as amended in 2005 and 2013; The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001 and 2014; and the Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned and joint venture enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. Our Company’s reserve fund has not yet reached this level. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% (5% for Hong Kong residents) withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, Chinese Securities Regulatory Commission (“CSRC”) and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or so called the M&A Rules. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, our PRC counsel, Zhong Lun Law Firm, have advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006: the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures under the M&A Rules; and despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and Our business operations in China do not belong to a prohibited industry by foreign investment; and Our M&A to our Chinese subsidiary companies have all properly registered with local governmental authorizations.

Our PRC counsel also advises us, however, that there is still uncertainty as to how the M&A Rules will be interpreted and implemented. If the CSRC or other PRC regulatory agencies, subsequently determine that CSRC approval was required for this offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Common Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Common Shares. Consequently, even though our PRC counsel believes the probability for the aforementioned actions is not high, if you engage in market trading or other activities in anticipation of, and prior to, settlement and delivery, you do so at the risk settlement and delivery may not occur.

In addition, if the CSRC later requires that we obtain its approval for this offering, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding the CSRC approval requirements could have a material adverse effect on the trading price of our Class A Common Shares.

Restriction on Foreign Ownership

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Guidance Catalogue”). The Guidance Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Guidance Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018 (the “ Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. For example, when investment is made in the industries outside of the Negative List, no foreign-invested partnership may be established. Our health food industry is not listed on the Negative List.

The National Development and Reform Commission and MOFCOM will jointly revise the Negative List periodically. As such, there is a possibility that our industry may be included in the Negative List in the future. Should this occur, we would no longer be able to conduct our business under our current corporate structure.

On January 19, 2015, China’s Ministry of Commerce issued a draft Foreign Investment Law. The effective date of the official publication of the law is yet unknown. In the draft, foreign investment in China will be classified into three categories: prohibited, restricted, and others. This idea of classification is similar to previously published Catalogue. If the foreign investment falls in the areas that are closely related to national security, then it will be prohibited; if the investment may have some impact on national security but could be controlled through conditions, then it can be done with restrictions or qualifications; if the investment falls outside of those two categories, then it will not need approval from China government to operate in China.

According to the Negative List, our company’s business does not fall within any prohibited or restricted industries. If China’s Ministry of Commerce adopts a similar list as the Negative List along with the draft, the draft will have very limited impact on our business, if any. The probability that our industry will be classified as prohibited or restricted industry is very low. However, if China’s Ministry of Commerce adopts a list by which our industry is prohibited or restricted, we may face certain restrictions on or even be prohibited from conducting business in China.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

China has been very open to foreign direct and indirect investments. An offshore company may invest in a PRC company. Such investment is subject to a series of laws and regulations, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended most recently in September of 2016, and their respective implementing rules. Under these laws and regulations, foreign investments no longer need to be approved by Chinese government, but only need to register the investment with Chinese regulatory agency.

However, Chinese government still has foreign exchange control policy. The money transfer in or out of China is still under tight control. So, shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, Administration Rules on the Settlement, Sale and Payment of Foreign Exchange, and Administration of Foreign Debts Tentative Procedures.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be incurred by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to governmental approval.

On January 11, 2017, the People’s Bank of China (the “PBOC”), promulgated the Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Circular 9. Pursuant to PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. The PBOC Circular 9 does not supersede the Circular 28. It provides a one-year transitional period from its promulgation date for foreign-invested companies, during which foreign-invested companies, such as Jiangsu Baikang, could choose their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Circular 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in December 2012, employers must enter into written labor contracts with full-time employees in order to establish an employment relationship. All employers must pay their employees at least with the local minimum wage standards. All employers are required to establish a work environment of safety and sanitation, strictly abide by state rules and standards, and provide employees with appropriate workplace safety training. In addition, employers are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

According to the newly issued Reform Plan of the Taxation and Collection Systems of National Taxes and Local Taxes, effective January 1, 2019, basic pension insurance premiums, basic medical insurance premiums, unemployment insurance premiums, injury insurance premiums and maternity insurance premiums shall be levied by the tax authorities.

We have entered into employment agreements with all of our full-time employees. We are not paying the social insurance for 59 employees and we have not provided housing funds for any employee. Any failure to make sufficient provision of such outstanding amounts of contributions to such plans in our financial statements would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines. Under the new system, tax collection is likely to be stringently administrated and enforced. There can be no assurance that we will not be required to pay all of the previously delinquent social insurance amounts as well as associated administrative penalties.

PRC Enterprise Income Tax Law and Value-Added Tax Law

Enterprise Income Tax

In 2007 China published Enterprise Income Tax Law (“EIT Law”) and its Implementation Rule, both of which came into effect since January 1, 2008. Under the EIT Law and its Rule, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The Rule defines “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On the other hand, the State Administration of Taxation provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore enterprise is located in China. Simply speaking, the criteria is more focused on substantive rather than format. Pursuant to its Circular 82 of 2009, the criteria to determine “de facto management body” include: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Furthermore, the SAT published Bulletin 45 in September 2011, which provides more guidance on the implementation of the definition and provides for procedures and administration details on determining resident status and administration on post-determination matters.

However, the SAT Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups rather than those controlled by PRC individuals or foreign individuals. So far there is no further criteria passed yet and no applicable legal precedents either, therefore it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. Under these existing criteria, it is possible that we will be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. If so, it would likely result in unfavorable tax consequences to our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Value-Added Tax

Pursuant to the Provisional Regulations on Value Added Tax (“VAT”) of China, effective as of November 19, 2017, the Detailed Rules for the Implementation of the Provisional Regulation of China on VAT, amended on October 28, 2011 and effective as of November 1, 2011, the Notice of Adjustment on VAT Rate and the Notice of Unite the Standard on Small-scale VAT Taxpayer, both issued by the Ministry of Finance and State Administration of Taxation on April 4, 2018, and effective from May 1, 2018, all entities or individuals in China engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated based on the result of “output VAT” minus “input VAT”, and the uniform rate of VAT for sale and import of goods or provision of services is 16%, 3% for small-scale taxpayers, 6% for the sale of services and intangible assets, and other applicable VAT rates if qualified for certain exceptions.

Tax Incentives

On April 14, 2008, the PRC Ministry of Science and Technology, the Ministry of Finance and SAT enacted the Administrative Measures for Certification of High and New Technology Enterprises (“Measures for High-Tech Enterprises”), which retroactively became effective on January 1, 2008. Under the EIT Law and the Measures for High-Tech Enterprises, certain qualified high-tech companies may benefit from a preferential tax rate of 15% if they own core intellectual properties and their business fall into certain industries that are strongly supported by the PRC government and recognized by certain departments of the State Council. Jiangsu Baikang has renewed its high-tech enterprise qualification for another three years until July 2021.

Regulations on Intellectual Property

China joined the WTO in 2001 and signed the treaty of TRIPS (Agreement on Trade-Related Aspects of Intellectual Property Rights), therefore China’s IP laws are in line with TRIPS.

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the State Administration for Industry and Commerce (“SAIC”) handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. By September of 2018, we have registered 16 trademarks, with the Trademark Office of the State Administration for Industry & Commerce of the PRC, all of which are fully owned and in use by us. According to Chinese Trademark Law, if anyone has a dispute the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in the revoking the registered trademarks. So far, we have not received any such kind of petition and we strongly believe there will not be such petition because our trademarks are firstly used as well as firstly registered by us.

Patents

Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs. We currently own two patents which were granted by the China State Intellectual Property Office and our other six previously obtained patents have expired.

Domain names

The Ministry of Industry and Information Technology (the “MIIT”) promulgated the Administration Measures of Internet Domain Names (the “Domain Name Measures”) on August 24, 2017, which became effective on November 1, 2017. China Internet Network Information Center (the “CNNIC”) promulgated the Implementing Rules on Registration of Domain Names on May 28, 2012, effective on May 29, 2012, and the Measures on National Top Level Domain Name Disputes Resolution on September 9, 2014, which became effective on November 21, 2014. Pursuant to these laws, regulations, and administrative rules, domain names registrations are processed through domain names service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration. We have registered one domain name for our internet presence, http://www.chinabksw.com. It is valid until March 24, 2021.

Our Employees

As of November 30, 2018, we employed a total of 103 full-time and 8 part-time employees.

Department	November 30, 2018	April 30, 2018	April 30, 2017	April 30, 2016
Senior Management	12	10	10	10
Human Resources & Administration	5	5	5	5
Finance	7	6	6	5
Research & Development	8	8	8	8
Production & Procurement	74	72	60	45
Sales & Marketing	5	6	12	8
Total	111	107	101	81

All of our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds. In fiscal year ended April 30, 2018, we contributed in aggregate approximately $142,088 to the employee benefit plans and social insurance but did not provide housing funds. In fiscal year ended April 30, 2017, we contributed in aggregate approximately $23,671 to the employee benefit plans and social insurance but did not provide housing funds. We are not paying the social insurance for 59 employees and we have not provided housing funds for any employee. For potential risks, please see “Risk Factors — Related to Our Business and Industry - We may be subject to penalties under relevant PRC laws and regulations due to failure to make full social security and housing fund contributions for some of our employees.” The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Description of Property

According to the Chinese laws and regulations regarding land usage rights, land in urban districts is owned by the State, while land in the rural areas and suburban areas, except otherwise provided for by the State, is collectively owned by individuals designated as resident farmers by the State. Also, in accordance with the legal principle that land ownership is separate from the right to the use of the land, the State assigns land usage rights to land users for a certain number of years’ period in return for the payment of fees. The maximum term with respect to the assigned land usage right is 50 years for industrial purposes and 40 years for commercial purposes.

Because the period of land usage is quite long, can be renewed, enables its users to transfer, lease, or mortgage the land usage right, or use it for other economic activities, and the lawful rights and interests are protected by the laws of the State, in common practice, we consider or refer to the right of land usage below for certain properties as an asset “owned” by the company. None of our real properties are encumbered by debt. We are not aware of any environmental concerns or limitations on the use of our properties for the purposes we currently use them or intend to use them in the future, except the licenses required for our Pizhou Industrial Park in progress. We have commenced, but have not completed, the preliminary administrative licensing procedures required for the real properties that we are building for Pizhou Industrial Park, including but not limited to, construction land planning permit, construction project planning permit and construction permit. Local government agencies are currently processing our applications and we expect to receive the required approvals in due course.

Through Jiangsu Baikang, Baijiale and Baikang Purification, we own, and are in the process of obtaining, land use rights to the following land parcels on which our headquarter offices are located and Pizhou Industrial Park is being constructed:

List of Land Parcels We Own (or Expect to Own)

No.	Location	Expiration Date	Space (sq. ft.)	Usage
1.	Ginkgo Biomedical Science & Technology Industrial Park, Tiefu Town, Pizhou City, Jiangsu Province	12-30-2063	89,265	Garden
2.	Ginkgo Biomedical Science & Technology Industrial Park, Tiefu Town, Pizhou City, Jiangsu Province	7-21-2065	250,444	Our existing four buildings
3.	Ginkgo Biomedical Science & Technology Industrial Park, Tiefu Town, Pizhou City, Jiangsu Province	7-29-2067	79,352	Pizhou Industrial Park project
4.	Ginkgo Biomedical Science & Technology Industrial Park, Tiefu Town, Pizhou City, Jiangsu Province	9-9-2068	483,945	Planned building No. 1 as part of Pizhou Industrial Park project
5.	Ginkgo Biomedical Science & Technology Industrial Park, Tiefu Town, Pizhou City, Jiangsu Province		483,660	Planned building No. 2 as part of Pizhou Industrial Park project

Jiangsu Baikang owns our four existing buildings. The details of those properties are set forth in below table:

No.	Property Use	Ground Floor Area (sq. ft.)	Productive Capacity (ton)	Extent of Utilization	Products Processed
1.	Corporate headquarters and operational management	65,911	N/A	95%	N/A
2.	Cafeteria and hotel	33,331	N/A	100%	N/A
3.	GMP workshop and lab	81,195	400	90%	Ginkgo solid beverage
4.	Extraction workshop	69,292	150	95%	Ginkgo Baijiu, ginkgo essence oil, ginkgo blended oil

Extraction workshop	GMP workshop

None of our property is affected by any environmental issues that may materially affect our use of the property. All these properties are owned without any pledge/mortgage as of the date of this prospectus. Fixed assets at these properties consist of office equipment, buildings, structures, ancillary facilities, and equipment for production of ginkgo blended oil, ginkgo solid beverage and ginkgo Baijiu .

Pizhou Industrial Park

We are currently in the process of constructing our Pizhou Industrial Park adjacent to our existing location. The parcel of land for the Pizhou Industrial Park is approximately 11.1 acres, and the total ground floor area of phase 1 finished construction is expected to be approximately 118,252 square feet. The industrial park is designed for, upon completion, adding production lines and ancillary facility for new products and existing product enhancement in order to achieve a substantial increase in our production capacity and product seriation and diversification.

The following design sketch illustrates the two buildings currently planned to be built in Pizhou Industrial Park (No. 1 and 2).

Our current plans for the two buildings (No. 1 and 2) to be constructed in the Pizhou Industrial Park are as follows:

Building No.	Property	Ground Floor Area (sq. ft.)
1	Employee Dormitory and Entertainment Center	72,990
2	R&D Center	45,262

In the future, we expect to build additional operation facilities, which may include workshops for new products and office buildings, as we further design and develop our Pizhou Industrial Park project.

Design Sketch of the Selected Buildings in Pizhou Industrial Park

In Pizhou Industrial Park, we expect to install the product lines to produce following products in the future:

Product	Capacity
Medicine with Plants and Bio Raw Materials	200 tons
Ginkgo Milk	500,000 bottles
Ginkgo Juice	500,000 bottles
Ginkgo Essence Oil	1,500,000 tons
Ginkgo and Peanut Edible Oil	3,000 tons
Ginkgo-Infused Baijiu	100 tons
Ginkgo Series Capsules	2 billion
Ginkgo Biloba Tablets	300 million
Ginkgo Nutrition Powder	100 tons
Ginkgo Crystal Granules	100 tons
Ginkgo Tea	150 tons

The estimated investment for the planned first phase of project is estimated to be approximately $9.1 million (RMB 57.6 million). Our actual investment amount will be adjusted based on further confirmed capital needs. We plan to use a portion of the proceeds from this offering to finance the project and seek other sources to finance the remaining capital needs. We cannot guarantee that such sources of capital will be available to us on acceptable terms, if at all.

In addition to our headquarter offices in Pizhou, Jiangsu Province, we have also signed a lease to rent two rooms in Shanghai as offices from August 16, 2017 to October 15, 2019. The total area is 5,484 square feet. We rent these offices to market our products, enhance the market awareness of our brand, and more conveniently work with independent distributors in promoting our product distributions.

Recent Capital Expenditures and Divestitures

The following table sets forth our principal capital expenditures for the fiscal years ended April 30, 2018 and 2017:

	Year ended April 30,
	2018	2017
Investments in land use right	$218,891	$-
Investments in construction in progress	$3,177,575	$112,658
Investments in machinery and production equipment	$246,321	$705,387
Total capital expenditures	$3,642,787	$818,045

All of these capital expenditures have been made at our facilities in Pizhou City in Jiangsu Province. These expenditures were funded by our working capital, including short-term bank loans and non-interest bearing obligations to related parties. We expect to make the following expenditures in the period from May 1, 2018 to April 30, 2019:

Investments in land use right	$980,000
Investments in construction in progress	$2,240,000
Investments in machinery and production equipment	$500,000
Total capital expenditures	$3,720,000

In fiscal 2019, we expect to use approximately $3.7 million in capital expenditures primarily to construct the phase 1 of Pizhou Industrial Park. We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We plan to use the proceeds of this offering to fund these capital expenditures, as described in more detail in “Use of Proceeds.” If we are unable to complete the offering, we plan to fund these capital expenditures through our operating cash flow. If this offering is not completed, our completion of these capital expenditures may be slowed compared to our anticipated timeline to complete such projects.

During the fiscal years ended April 30, 2018 and 2017, we did not have any divestitures (including interests in other companies), and none are currently in process.

Management

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)

Jinguo Li	50	Chief Executive Officer, Chief Operating Officer and Chairman of Board of Directors

Dongxiao Lyu	48	Chief Financial Officer and Director

Zhangxi Zhang	55	Independent Director

Xianpang Hu	50	Independent Director

Haiying Xiang	36	Independent Director

The business address of all such senior management and directors is Ginkgo Biomedical Science & Technology Industrial Park, Pizhou, Jiangsu Province, People’s Republic of China 221300. With the exception of Mr. Li, each of the directors has served on the Board of Directors since November 2018. Mr. Li has been a director of our Company since its founding.

Jinguo Li

Mr. Li serves as our Chief Executive Officer, Chief Operating Officer and Chairman of our Board of Directors. Mr. Li founded our Chinese subsidiary, Jiangsu Baikang, in 2006 and has more than a decade of experience in the ginkgo-based products industry. Mr. Li created the brand “Baikang” in 2006. Prior to founding our company, from 1990 to 2005, Mr. Li had held several positions in product packaging marketing and business development areas. In addition to his efforts with our Company, he voluntarily takes leadership roles in serving public interests at organizations such as Pizhou Municipal Federation of Industry and Commerce and the Municipal Association of Private Enterprises. Mr. Li graduated from Wenzhou Cangnan Vocational and Technical College with an Associate degree in Business Administration. We have chosen Mr. Li to serve as a director because, as our founder, he has the experience in leading our company and the expertise in the ginkgo-based products and technology development industry.

Dongxiao Lyu

Ms. Lyu serves as our Chief Financial Officer and a member of our Board of Directors. She is the Deputy Vice President of Jiangsu Baikang. Prior to joining our company in November 2018, Ms. Lyu has served as a Senior Vice President for Tunghsu Group from May 2015 to November 2018, responsible for the Group’s strategic planning and M&A in health care, smart equipment and renewable energy industries (both domestic and cross border) for three Chinese A-Share public companies under the Group. Ms. Lyu was a Vice President of FAB Universal from September 2012 to October 2014, responsible for bridging between US senior management and Chinese largest shareholders with respect to IR&PR, market growth strategies, and other key matters. From 2008 to 2012, Ms. Lyu was a Vice President and Secretary to the board of directors of China Sunergy (CSUN) where she was a key member on the management team with responsibilities in accounting, budgeting, all SEC filings, investor relations, strategic planning/supply chain, financings and investment transactions. From 2007 to 2008, she served as the chief financial officer and a director of Fuwei Films in charge of the company’s accounting and budgeting functions, internal controls, investor relations, SEC reporting, strategic planning and financing. At Fuwei Films, she led a successful crisis management matter. From 2004 to 2006, she served as a Director of Investor Relations and the Secretary to the board of directors at Tiens Biotech in charge of the company’s listing on the American Stock Exchange and was a key member in management functions including accounting/budgeting, internal controls, all SEC filings, investor relations and strategic planning. From 1998-2003, she worked for GE Capital where she participated in a number of cross border M&A and structured financing transactions and post-transaction risk management portfolios in Asia Pacific Region. From 1996 to 1999, she was an Analyst with Sargent & Lundy participated in project financing for green field transactions including due diligence analysis, pro-forma modeling, risk management model, as well as related industry research and analysis. Ms. Lyu received her bachelor’s degree in International Economics from Shandong University, China, in 1993 and an MBA in Finance from Southeastern University, USA. We have chosen Ms. Lyu as a director because of her broad knowledge and expertise in capital market transactions, mergers and acquisitions, debt and equity financings, financial management, internal controls, and SEC reporting and compliance requirements.

Zhangxi Zhang

Mr. Zhang has served as the Legal Representative and Chief Executive Officer of Hangzhou Guanhua Technology Co., Ltd since May 2003. From August 1998 to December 2002, he had been a staff member for the Labor Union of the Construction Bank of Zhejiang Province. From June 1992 to August 1998, he had served as an office manager for the Town and Village Real Estate Development Co. of Zhejiang Province. From July 1984 to May 1992, he had been a lecture at Zhejiang Xianghu Normal School. He received a bachelor’s degree in history from Hangzhou Normal University, China, in 1984 and a master’s degree in economics from Zhejiang University, China in 2001. We have chosen Mr. Zhang as a director because of his corporate management perspective and broad experience with business operational matters in China.

Xianpang Hu

Mr. Hu was appointed as a member of the Academic Committee of China Academy of Management Science since 2013. Since 2011, Mr. Hu has served as the Director of the Institute of Law of China Academy of Management Science (the “Institute of Law”) and the Secretary General of Chen Guang Zhong Education Foundation. In addition, he has been a researcher in the Institute of Education Science of China Academy of Management Science since 2010. Mr. Hu, a PRC licensed attorney, has practiced law with Beijing Hanheng Law Firm since 2009. Mr. Hu brings his experience as a lawyer who has published more than 20 legal research papers and publications in China. From 2010 to 2014, Mr. Hu was the Vice President of the Zhejiang Chamber of Commerce in Beijing. From October 2010 to March 2011, Mr. Hu was the Deputy Director of the Second Prosecution Office of Shanxi Provincial People’s Procuratorate. Mr. Hu received his doctorate degree from the Central University of Nationalities in 2009 in China. After being a postdoctoral researcher in legal studies area in China University of Political Science and Law from 2009 to 2012, he also obtained a postdoctoral certificate in 2012. We have chosen Mr. Hu to serve as a director because of the perspective he brings to legal matters in China and his reputation as a well-respected scholar.

Haiying Xiang

Ms. Xiang is a Commercial Officer at China Tiesiju Civil Engineering Group Co., Ltd Angolan Branch and responsible for contract management, commercial information management and marketing management. Previously she was a Senior Internal Controller with Siemens Limited China where she worked since 2012. She works in the Controlling Department of Industry Sector and is tasked with Sarbanes-Oxley compliance and support, coordination of compliance with global risk management and internal control programs for eighteen operating companies and analysis and optimization of business processes. She has been a Supervisor of Shanghai Bobo Biological Technology Co., Ltd. since 2011. Previously she was an Internal Controller at Siemens Mechanical Drive (Tianjin) Co., Ltd. from 2008 through 2011, where she focused on compliance, internal controls and risk control. Before that, Ms. Xiang was a member of the Trading Department of Qingdao Far East Gem and Jewelry Co., Ltd. from 2006 through 2007. Ms. Xiang obtained her certified Internal Auditor qualification in 2012. She received her bachelor’s degree in Economics from Nankai University in 2004. She also received her master’s degree in Economics from Nankai University in 2006. We have chosen Ms. Xiang as a director because of her experience with financial matters and experience with public company compliance matters. We appointed Ms. Xiang as our audit committee financial expert.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among any members of the executive officers.

Board of Directors and Board Committees

Our Board of Directors currently consists of five (5) directors. We expect that all current directors will continue to serve after this offering. A majority of our directors (namely, Zhangxi Zhang, Xianpang Hu and Haiying Xiang) are independent, as such term is defined by The NASDAQ Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice, it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Jinguo Li currently holds both the positions of Chief Executive Officer and Chairman of the Board. These two positions have not been consolidated into one position; Mr. Li simply holds both positions at this time. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. Each committee has three members, and each member is independent, as such term is defined by The NASDAQ Capital Market. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers and has authority to make grants under our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

The members of the audit committee, the compensation committee and the nominating committee are set forth below. All such members qualify as independent under the rules of The NASDAQ Capital Market.

Director Name	Audit Committee	Compensation Committee	Nominating Committee
Zhangxi Zhang	(1)	(2)	(2)
Xianpang Hu	(1)	(1)	(1)
Haiying Xiang	(2)(3)	(1)	(1)

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or, presuming that the director is an officer and that it has been approved, sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Compensation and Borrowing

The directors may receive such remuneration as our board of directors may determine or change from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A majority of our Board of Directors is required to be independent. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting, and this has not been so fixed as of the date of this prospectus. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors will be entitled to receive such remuneration as our board of directors may determine or change from time to time for serving as directors and may receive incentive option grants from our company. In addition, each non-employee director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our directors, officers and employees in connection with our application to list on The NASDAQ Capital Market. Our code of business conduct and ethics requires us to comply with applicable laws, regulations and rules; keep accurate corporate records; avoid conflicts of interest; maintain corporate confidentiality; refrain from insider trading, corruption, harassment and other inappropriate behavior; and encourage reporting of any known or suspected violations without fear of reprisal.

Executive Compensation

We have recently established a compensation committee, which is responsible for approving our salary and benefit policies. Prior to establishment of the compensation committee, our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. In the future, each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Neither our board of directors nor our compensation committee has adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The compensation committee will make an independent evaluation of appropriate compensation to key employees, with input from management. The compensation committee has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended April 30, 2018 and 2017.

We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements. In China, pension insurance is one category of social insurance. The amount of social insurance under “All Other Compensation” in the following summary compensation table includes the pension insurance that we have paid. Specifically, in fiscal years 2018 and 2017, the pension insurance we paid for Mr. Li was $1,417 and $1,474, respectively. We paid no pension insurance on Ms. Lyu’s behalf in fiscal 2018 or 2017.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	All Other Compensation	Total
Jinguo Li	2018	$172,413.8	—	—	$13,793.1	$186,206.9
Chief Executive Officer	2017	$172,413.8	—	—	$13,793.1	$186,206.9
Dongxiao Lyu(1)	2018	—	—	—	—	—
Chief Financial Officer	2017	—	—	—	—	—

(1)	Ms. Dongxiao Lyu, our Chief Financial Officer, joined our company in November 2018 and did not receive any compensation in fiscal 2017 or 2018.

Employment Agreements

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees of the Chinese entity in order to establish an employment relationship.

In China, all employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. We believe our labor relationships are good.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social insurance programs for our executive officers in accordance with PRC regulations. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Jinguo Li

Jiangsu Baikang entered an employment agreement with our Chief Executive Officer, Mr. Li, effective as of January 1, 2016 and running through December 31, 2018 that provided a salary of RMB 100,000 per month. We also entered into an engagement letter between Baikang and Mr. Li on November 28, 2018 which indicated that Mr. Li would serve as the Chief Executive Officer of Baikang with no separate compensation in addition to the salary in the employment agreement mentioned above.

Dongxiao Lyu

We have entered into an engagement letter with Dongxiao Lyu that provides that Ms. Lyu will serve as our Chief Financial Officer under the terms of two employment agreements entered into by and between Ms. Lyu and Jiangsu Baikang. Pursuant to these agreements, Ms. Lyu will serve as the Vice President of Jiangsu Baikang, as well as the CFO and Secretary of the Board of Directors of Baikang.

The first Jiangsu Baikang employment agreement is dated November 6, 2018 and runs until February 28, 2019 and provides for a salary payment of 58,333 RMB per month for the month of November 2018 and RMB 116,666 per month for the remaining months, to be paid from Jiangsu Baikang.

Jiangsu Baikang has, also as of November 6, 2018, entered into a second employment agreement with Ms. Lyu to take effect March 1, 2019 and run through February 28, 2023. This employment agreement is intended to cover her service as our CFO following completion of Baikang’s initial public offering. Under the new agreement, Ms. Lyu will receive a cash salary of $200,000 per year, after tax. This amount will be paid in RMB at a fixed exchange rate of RMB7.00:$1.00. Assuming satisfaction of performance objectives, Ms. Lyu will be entitled to an 8% raise per year. In addition, we have committed to grant 250,000 restricted shares, effective as of the closing of our initial public offering to Ms. Lyu, of which 130,000 will be locked up for one year following the completion of the IPO and the remaining 120,000 will be locked up for two years following completion of the IPO. If, within this time period, she ceases to be our CFO, any locked and unvested shares will be forfeited automatically without payment.

Ms. Lyu will be eligible to participate in any employee benefit plans that we may make available to employees of our company or Jiangsu Baikang. Beginning March 1, 2020, she will be eligible to receive 15 days of paid vacation per year. To the extent Ms. Lyu does not have social insurance paid by any other employer for her benefit, Jiangsu Baikang will pay such insurance and will deduct her part from payment after determination of the net amount described above. Jiangsu Baikang will provide for her living accommodations in such locations as the company may designate for her to work.

Upon termination of Ms. Lyu’s employment, she will be bound by a noncompetition agreement for a period of two years, at the company’s discretion. If Jiangsu Baikang pays such noncompetition payment, for 24 months Ms. Lyu will receive monthly payments equal to 30% of her average monthly salary for the twelve months preceding termination. If Jiangsu Baikang fails to make payments for three months, Ms. Lyu will be released from the noncompetition agreement and will be permitted to compete with the company. If Ms. Lyu violates the terms of her noncompetition agreement, she will be required to repay 110% of the amounts advanced by Jiangsu Baikang, together with any damages that may have resulted from her violation of the noncompetition and confidentiality obligations. The company may terminate her employment agreement for cause, and she is able to terminate on 30 days advance notice.

Director Compensation — Fiscal 2018

The following section presents information regarding the compensation paid during fiscal 2018 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of April 30, 2018, we had one (1) director, Mr. Jinguo Li, who is also our Chief Executive Officer.

Since May 1, 2018, we have appointed four more directors to our Board of Directors: Ms. Dongxiao Lyu and three (3) Non-Employee Directors: Messers Zhangxi Zhang and Xianpang Hu, and Ms. Haiying Xiang. None of the Non-Employee Directors received any compensation in fiscal 2018 because we did not have Non-Employee Directors in fiscal 2018. Ms. Lyu joined our company in November 2018 and did not receive any compensation in fiscal 2017 or 2018.

Non-Employee Directors

Historically, we have not paid our directors for acting as such, as our only director prior to fiscal 2018 was our Chief Executive Officer. Upon completion of this offering, we plan to pay our independent directors an annual cash retainer of to be determined from time to time by our board of directors. We may also provide stock option equity-based incentives to our directors for their service. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries will provide benefits to directors upon termination of employment. We did not have any Non-Employee Directors in fiscal 2017 and fiscal 2018, and compensation for our employee director is fully reflected in the above Summary Compensation Table.

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since May 1, 2016, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Our Chief Executive Officer and other unrelated parties, have pledged assets and have signed guarantee agreements to facilitate our Company’s ability to obtain short-term bank loans. As of April 30, 2018, the amount of such loans in aggregate was approximately $0.6 million. As of April 30, 2017, the loan guaranteed by Mr. Li (and other unrelated parties) was repaid in full upon maturity.

Mr. Jinguo Li, our Chief Executive Officer, has periodically provided non-interest bearing working capital loans to support our Company’s operations when needed. As of April 30, 2018 and 2017, the balance due to Mr. Li was approximately $1.5 million and $17.8 million, respectively. Such loans do not bear interest and are due on demand.

We have purchased cosmetic products for distribution from Baiziya, a related party controlled by our largest shareholder, Jinguo Li. Baiziya holds a cosmetic production license and contracts with an unrelated third party to produce cosmetic products containing ginkgo oil which we supply. The total amount of cosmetic products we purchased from Baiziya was $112,127 and $Nil for the fiscal years ended April 30, 2018 and 2017, respectively.

Future Related Party Transactions

After completion of this Offering, the Corporate Governance Committee of our Board of Directors (which we will establish and which will consist solely of independent directors) must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties. Related party transactions that we have previously entered into were not approved by independent directors, as we had no independent directors at that time.

Principal Shareholders

The following table sets forth information with respect to beneficial ownership of our Common Shares as of December 17, 2018 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned before the offering are based on 8,000,000 Common Shares outstanding as of December 17, 2018. The number and percentage of Common Shares beneficially owned after the offering are based on ● Common Shares outstanding following the sale of ● or ● Common Shares, in the case of a minimum or maximum offering, respectively. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of December 17, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Ginkgo Biomedical Science & Technology Industrial Park, Pizhou, Jiangsu Province, People’s Republic of China 221300. As of the date of the Prospectus, we have 8 shareholders of record. None of our Common Shares is held in the United States, and none of our shareholders is located in the United States. We will be required to have at least 300 shareholders at closing in order to satisfy Nasdaq listing standards.

			Minimum Offering			Maximum Offering
	Shares Beneficially Owned Before Offering(1)		Shares Beneficially Owned After Offering			Shares Beneficially Owned After Offering
	Number	Percent	Number	Percent		Number	Percent
Named Executive Officers and Directors:
Jinguo Li(2)	3,200,000	40%	3,200,000	●	%	3,200,000	●	%
Dongxiao Lyu	0	0%	0	0%		0	0%
Zhangxi Zhang	0	0%	0	0%		0	0%
Xianpang Hu	0	0%	0	0%		0	0%
Haiying Xiang	0	0%	0	0%		0	0%

5% or Greater Shareholders:
Jinguo Li(2)	3,200,000	40%	3,200,000	●	%	3,200,000	●	%
Kaiya Group Limited(3)	776,000	9.7%	776,000	●	%	776,000	●	%
Tuorui International Limited(4)	768,000	9.6%	768,000	●	%	768,000	●	%
Weitai International Holdings Limited(5)	760,000	9.5%	760,000	●	%	760,000	●	%
Dingyao Group Limited(6)	712,000	8.9%	712,000	●	%	712,000	●	%
Qianfeng International Holdings Limited(7)	704,000	8.8%	704,000	●	%	704,000	●	%
Yaokang International Limited(8)	680,000	8.5%	680,000	●	%	680,000	●	%
Zuoqiao Sun(9)	400,000	5%	400,000	●	%	400,000	●	%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent only Common Shares held by shareholders as no options are issued or outstanding.

(2) Mr. Jinguo Li holds 3,200,000 Common Shares directly. Due to his ownership of a significant percentage of outstanding Common Shares prior to the completion of our initial public offering, Mr. Jinguo Li effectively controls Baikang. As noted elsewhere, Mr. Li’s percentage beneficial ownership of Baikang has decreased from 100% to approximately 40% during the past year by virtue of his sale, in the aggregate, of 4,800,000 Common Shares to 7 unrelated investors.

(3) Such shares are held pursuant to an entrust agreement for the benefit of Mr. Shih-Chang Chen who may be deemed to have voting and dispositive power.

(4) Such shares are held pursuant to an entrust agreement for the benefit of Mr. Min Li who may be deemed to have voting and dispositive power.

(5) Such shares are held pursuant to an entrust agreement for the benefit of Mr. Yangguang Jin who may be deemed to have voting and dispositive power.

(6) Mr. Dong Zhang may be deemed to have voting and dispositive power of such shares.

(7) Mr. Xuanxuan Zhang may be deemed to have voting and dispositive power of such shares.

(8) Such shares are held pursuant to an entrust agreement for the benefit of Mr. Chenghua Zhu who may be deemed to have voting and dispositive power.

(9) Such shares are held by Zuoqiao Sun directly.

Description of Share Capital

Baikang is a British Virgin Islands company limited by shares and our affairs are governed by our Memorandum and Articles of Association, and the BVI Business Companies Act, 2004. We were registered and filed as No. 1959750. As set forth in article 5 of our Memorandum of Association, the objects for which our Company is established are unrestricted.

As of the date of this prospectus, we have authorized 100,000,000 Common Shares, of $0.01 par value per share, of which 8,000,000 Common Shares are issued and outstanding.

Upon the completion of this offering, we will have ● Common Shares issued and outstanding if we complete the minimum offering or up to ● Common Shares issued and outstanding if we complete the maximum offering. In the opinion of our BVI legal counsel, Kaufman & Canoles, P.C., all of our Common Shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

The following are summaries of the material provisions of our Memorandum and Articles of Association that will be in force at the time of the closing of this offering, insofar as they relate to the material terms of our Common Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus is a part.

Common Shares

General

All of our outstanding Common Shares are fully paid and non-assessable. Our Common Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their Common Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares.

At the completion of this offering, there will be between ● (minimum offering) and ● (maximum offering) Common Shares issued and outstanding held by at least 300 round-lot shareholders and beneficial owners, which is the minimum requirement by The Nasdaq Stock Exchange.

Distributions

The holders of our Common Shares are entitled to an equal share in such dividends or distributions as may be declared by our board of directors subject to the BVI Business Companies Act.

Voting

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each shareholders’ meeting, each holder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Common Share which such shareholder holds.

Listing

We have applied to list our Common Shares on The NASDAQ Capital Market under the symbol “BKSW.” We will not complete this offering unless our Common Shares will be listed upon completion of the IPO.

Transfer agent and registrar

The transfer agent and registrar for the Common Shares is Island Capital Management, LLC, doing business as “Transhare,” 15500 Roosevelt Boulevard, Suite 301, Clearwater, FL 33760. Transhare is affiliated with Spartan Securities Group, Ltd., as both entities are owned by the same holding company, Connect X Capital Markets LLC.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The management of us is entrusted to our board of directors, who will make corporate decisions by board resolution. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A 3 days’ notice of a meeting of directors must be given. At any meeting of directors, a quorum will be present if half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. If a quorum is not present, the meeting will be dissolved. If a quorum is present, votes of half of present directors are required to pass a resolution of directors.

As few as one-third of our outstanding shares may be sufficient to hold a shareholder meeting. Although our Memorandum and Articles of Association require that holders of at least one-half of our outstanding shares appear in person or by proxy to hold a shareholder meeting, to the extent we fail to have quorum on this initial meeting date, we will reschedule the meeting for the next week, at which second meeting the holders of one-third or more of our outstanding shares will constitute a quorum. As mentioned, at the initial date set for any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-half of the issued Common Shares entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholder. If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next week in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Common Shares under either British Virgin Islands law or our Memorandum and Articles of Association.

Transfer of Common Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of his or her Common Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Common Share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a Common Share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Business Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Common Shares and forfeiture of Common Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Common Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Common Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Common Shares

Subject to the provisions of the BVI Business Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Business Companies Act, the SEC, The NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Business Companies Act, be amended only pursuant to a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

•	amend our Memorandum of Association to increase or decrease the maximum number of shares we are authorized to issue;

•	subject to our Memorandum, divide our authorized and issued shares into a larger number of shares; and

•	subject to our Memorandum, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and

•	we have caused a notice to be published in newspapers in the manner stipulated by our Memorandum and Articles of Association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

Inspection of books and records

Under British Virgin Islands Law, holders of our Common Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Common Shares

Our Memorandum and Articles of Association authorizes our board of directors to issue additional Common Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in corporate law

The BVI Business Companies Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Business Companies Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Business Companies Act or our Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the BVI Business Companies Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Business Companies Act or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors can be removed from office, with cause, by a resolution of shareholders or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Dissolution; winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Business Companies Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

In the year ended April 30, 2018, we had approximately $0.62 million in outstanding bank loans, with interest rate of 8.83%. In the year ended April 30, 2017, we had approximately $0.57 million in outstanding bank loans, with interest rate of 10%.

As of April 30, 2018, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately $7,350 lower/higher, respectively, mainly as a result of interest expense on our bank loans.

As of April 30, 2017, if interest rates increased/decreased by 1 percentage point, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been approximately $7,179 lower/higher, respectively, mainly as a result of interest expense on our bank loans.

We had no short-term investments and long-term held-to-maturity investments as of April 30, 2018.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 4.4% against the U.S. dollar in fiscal year 2016 and depreciated by 6.0% in fiscal year 2017 and appreciated by 3.1% in fiscal 2018 comparing to fiscal 2016. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The negative impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	Year Ended April 30, 2018	Year Ended April 30, 2017
Impact on revenue	$824,586	$879,680
Impact on operating expenses	$95,402	$167,566
Impact on net income	$495,765	$441,955

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars, and our offering proceeds will be denominated in U.S. dollars. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollars may materially affect our earnings and financial position, and the value of, and any dividends payable on, our Common Shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

Commodity Risk

As a developer and manufacturer of products composed largely of ginkgo-related materials and herbs, our Company is exposed to the risk of an increase in the price of raw materials. We historically have not passed on price increases to customers by virtue of pricing terms that vary with changes in commodity prices. We have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

Shares Eligible for Future Sale

Before our initial public offering, there has not been a public market in the U.S. for our Common Shares. Future sales of substantial amounts of shares of our Common Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Common Shares to fall or impair our ability to raise equity capital in the future.

The Common Shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of Common Shares then outstanding, which will equal ● shares immediately after our initial public offering if we complete the minimum offering, or ● shares immediately after our initial public offering if we complete the maximum offering, or

•	the average weekly trading volume of the Common Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory shares or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the closing of this offering to register up to ● of our Common Shares subject to outstanding stock options or reserved for issuance under our share incentive plan, such amount being equal to ten percent (10%) of the number of Common Shares issued and outstanding after the closing of the offering. This registration will permit the resale of these Common Shares by non-affiliates in the public market without restriction under the Securities Act. Common Shares registered pursuant to the Form S-8 held by affiliates will be subject to Rule 144 volume limitations. As of the date of this Prospectus, we have not issued any options to purchase any of our Common Shares.

Lock-up Agreements

Shareholders who hold, in aggregate ●% of our Common Shares, including all of our officers and directors, will enter into lock-up agreements with the underwriters prior to the commencement of this offering. Such shareholders currently hold ●% of our shares in total. For more details about the lock-up agreements, see “Plan of Distribution — Lock-Up.”

Summary of Shares Available for Future Sale

The following table summarizes the total shares potentially available for future sale. Prior to the offering, 8,000,000 shares are outstanding, of which 3,200,000 shares are held by an affiliate. Of the currently outstanding Common Shares, ● Common Shares are subject to lock-up agreements.

To the extent we complete an offering between the minimum and maximum offering, the below tables will be adjusted proportionately as to numbers of shares available for sale (as to Underwriter Warrant shares) and dates on which such shares may be sold (as to currently outstanding shares).

Common Shares to be Outstanding at Completion of Offering: ● shares if we complete the minimum offering or up to ● shares if we complete the maximum offering

Shares	Date Available for Sale
Currently Outstanding Common Shares Subject to Lock-Up Agreements: ● shares	After the later of (a) six (6) months following the closing of this offering or (b) the filing by our Company of the first Form 20-F or half-year financial statements following the closing of this offering.

Currently Outstanding Common Shares Not Subject to Lock-Up Agreement: ● shares	After the date of this prospectus, these shares will be tradable in accordance with Rule 144.

Common Shares Offered in this Offering: Up to ● shares	After the date of this prospectus, these shares will be freely tradable.

Common Shares underlying the Underwriter Warrants: up to ● shares if we complete the maximum offering	After exercise of the Underwriter Warrants, these shares will be tradable in accordance with Rule 144.

Shares Approved for Issuance but Not Yet Outstanding: up to ● Common Shares, including IPO shares, shares underlying underwriter Warrants

Material Tax Considerations

The following is a summary discussion of the material British Virgin Islands, People’s Republic of China and United States federal income tax consequences related to an investment in our Common Shares. The summary discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. The summary discussion does not deal with all possible tax consequences relating to an investment in our Common Shares, such as the tax consequences under U.S. state, local and other tax laws.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

British Virgin Islands Taxation

Under the BVI Business Companies Act as currently in effect, a holder of the Common Shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the Common Shares and all holders of the Common Shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Business Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Business Companies Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

People’s Republic of China Taxation

PRC Enterprise Income Taxation

Under the PRC Enterprise Income Tax Law (the “EIT Law”), effective as of January 1, 2008, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. We believe neither our Company nor our non-PRC subsidiary is a PRC resident enterprise. However, we are subject to risks and uncertainties that the PRC tax authorities may deem our Company or our non-PRC subsidiary as a PRC resident enterprise since a majority of the management members of our Company and of our non-PRC subsidiary are located in China. If the PRC tax authorities subsequently determine that we, HK Jiahao or any future non-PRC subsidiaries should be classified as a PRC resident enterprise, such entity would be subject to the enterprise PRC income tax at the rate of 25% on worldwide income as well as other unfavorable tax consequences.

Zhong Lun Law Offices, our legal counsel as to PRC law, has advised us that, if the PRC tax authorities determine that Baikang is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Common Shares if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Baikang is treated as a PRC resident enterprise.

United States Federal Income Taxation

The following summary applies only to U.S. Holders (defined below) that hold Common Shares as capital assets and that have the U.S. dollar as their functional currency. This summary is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The summary of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our Common Shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our Common Shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired our Common Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding our Common Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Common Shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to Common Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of actually or constructively receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Common Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not, however, intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at a lower capital gains rate applicable to qualified dividend income rather than the marginal tax rates generally applicable to ordinary income, provided that (1) the Common Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Treasury Department guidance, shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Common Shares, including the effects of any change in law after the date of this prospectus.

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Common Shares. See “Taxation—People’s Republic of China Taxation.” In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. holder may be eligible, subject to a number of limitations, to claim a foreign tax credit in respect of any foreign withholding taxes not in excess of any applicable treaty rate imposed on dividends received on our Common Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the Common Shares equal to the difference between the amount realized (in U.S. dollars) upon the disposition and your adjusted tax basis (in U.S. dollars) in the Common Shares. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, who has held the Common Shares for more than one year, you will generally be eligible for a reduced tax rate of taxation. The deductibility of capital losses may be subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

In the event that we are treated as a PRC “resident enterprise” under the EIT Law and gain from the disposition of the Common Shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If you are not eligible for the benefits of the income tax treaty or you fail to make the election to treat any gain as foreign source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the Common Shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Common Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. Our actual PFIC status for the current taxable year will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change due to changes in our asset or income composition. The calculation of the value of our assets will also be based, in part, on the quarterly market value of our Common Shares, which is subject to change. Accordingly, our PFIC status will depend, in part, on the market price of our Common Shares and fluctuations in the market price of the Common Shares may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold Common Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Common Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Common Shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if you hold the Common Shares as capital assets.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Common Shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the Common Shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special “deemed sale” election to recognize gain as if your Common Shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Common Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of your taxable year over your adjusted basis in such Common Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Common Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Common Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Common Shares, as well as to any loss realized on the actual sale or disposition of the Common Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares. Your basis in the Common Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The NASDAQ Capital Market. If the Common Shares are regularly traded on The NASDAQ Capital Market and if you are a holder of Common Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold Common Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service (“IRS”) Form 8621 regarding distributions received on the Common Shares and any gain realized on the disposition of the Common Shares.

U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to their investment in our Common Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Common Shares and proceeds from the sale, exchange or redemption of our Common Shares may be subject to information reporting to the U.S. IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Common Shares. In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Common Shares.

U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules to their particular circumstances.

Plan of Distribution

We have entered into an Underwriting Agreement with Spartan Securities Group, Ltd., as representative of the underwriters named below (the “Representative”), with respect to the Shares subject to this offering. The address of the Representative is 15500 Roosevelt Blvd., Suite 303, St. Petersburg, Florida 33760. The Representative is affiliated with our transfer agent, Island Capital Management, LLC, doing business as “Transhare,” as both entities are owned by the same holding company, Connect X Capital Markets LLC.

Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell and the underwriters have agreed to sell on our behalf, at the public offering price less the underwriting discounts and commissions set forth below a minimum of ● and a maximum of ● of our Common Shares.

The underwriters must sell the minimum number of securities offered (● Common Shares) if any shares are sold. The underwriters are required to use only their best efforts to sell the maximum number of securities offered (●). The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and the Representative after which the minimum offering is sold or (ii) ●, 2019. Until at least ● Common Shares are sold, all funds received in payment for securities sold in this offering will be required to be submitted by subscribers to a non-interest bearing escrow account at Wilmington Trust N.A., as Escrow Agent, and will be held by the Escrow Agent for such account. The underwriters and us shall require all investor checks for payment for the Common Shares to be made payable to Wilmington Trust N.A., as Escrow Agent and delivered to the Escrow Agent for deposit in the Escrow Account. All subscription agreements and checks should be delivered to Wilmington Trust N.A., Attention Deborah Daniello, Vice President, Senior Relationship Manager Global Capital Markets, 280 Congress Street, Suite 1300, Boston, MA 02210. Failure to do so will result in checks being returned to the investor who submitted the check. No investor checks shall be made payable to us, underwriters or any other entity until the minimum contingency occurs. The investors will have sole claim to the proceeds held in trust prior to the receipt of the minimum offering proceeds. The funds are held for the benefit of the investors until the minimum is reached. Prior to reaching the minimum claims may not be reached by creditors of the Company. If the underwriters do not sell at least ● Common Shares by ●, all funds will be returned without interest or deduction by noon of the next business day after termination of the offering. If this offering completes, then on the closing date, net proceeds will be delivered to us and we will issue the Common Shares to purchasers. The closing will occur, as to all subscriptions duly received and accepted by us, in one closing, and we do not intend to hold multiple closings in the offering.

The Offering will be made on a “best-efforts, mini-max” basis such that the underwriters are required, subject to certain conditions, to take and pay for only such shares as they may sell to the public. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the Underwriting Agreement. Furthermore, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the Underwriting Agreement, such as receipt by the Representative of officers’ certificates and legal opinions.

Shares issued in this offering will be delivered electronically to the accounts of those purchasers who hold accounts at any of the underwriters as soon as practical upon the closing of the offering. Alternatively, subscribers who do not carry an account at an underwriter may request that the shares be held in book-entry at the Company’s transfer agent, be delivered in certificated form to the subscriber, or may be issued in book-entry at the Company’s transfer agent and subsequently delivered electronically to the subscriber’s non-Spartan brokerage account upon request of the subscriber.

Discounts, Commissions and Expense Reimbursement.   The underwriters will receive a fundraising commission equal to between $● in the case of a minimum offering and $● in the case of a maximum offering, representing 4% or 6% of the gross proceeds to be raised in this offering, respectively, such amounts representing the lowest commission rate (company introduced investors) on the minimum offering or the highest commission rate (underwriter introduced investors) on the maximum offering.

The following table shows, for each of the minimum and maximum offering amounts, the per share and maximum total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds to us, before expenses. Solely for purposes of the below table, the aggregate amounts shown for the 6% and 4% underwriting discount and commissions reflect the assumption that 100% of shares are sold with the respective commission. By contrast, the assumed proceeds to us before expenses reflects the assumption that half of the offering will be sold with a 4% commission and half of the offering will be sold with a 6% commission, for an aggregate rate of 5%.

	Per Common Share		Minimum Offering		Maximum Offering
Initial public offering price	$	●	$	●	$	●
Underwriting discount and commissions (6%) for sales to investors introduced by the underwriter(1)	$	●	$	●	$	●
Underwriting discount and commissions (4%) for sales to investors introduced by us(1)	$	●	$	●	$	●
Assumed proceeds to us, before expenses	$	●	$	●	$	●

(1)             Minimum and maximum offering amounts for underwriter- and company-introduced investors assume sale of 100% of shares at each respective commission rate. Assumed proceeds presumes the sale of half of offered shares at 4% commission and half at 6% commission rates.

Under the Underwriting Agreement, we will also reimburse the Representative’s reasonable travel and out-of-pocket expenses as incurred in connection with its services up to an aggregate amount of $30,000, and reasonable fees and disbursements of counsel(s) and advisors retained by the Representative, up to an aggregate amount of the lesser of  $200,000 and such amount. Any advance of fees shall be applied against out of pocket accountable expenses and shall be reimbursed to us to the extent not actually incurred. We estimate that the total expenses of this Offering, excluding the underwriting discount, will be approximately $●.

We have also agreed to pay the Representative an aggregate compensation as financial advisory fee equal to $●, as well as reimburse the Representative for its reasonable expenses in performing its duties under the Consulting & Capital Market Advisory Agreement provided that the Representative produces receipts of all reasonable expenses which exceed $1,000; provided however that in no event shall such reasonable expenses exceed, in the aggregate, $200,000. Any advance of fees shall be applied against out of pocket accountable expenses and shall be reimbursed to us to the extent not actually incurred.

Discretionary Accounts.   The underwriters have informed us that they do not intend to make sales to any accounts over which they have discretionary authority.

Warrants.   We have agreed to issue to the underwriters and to register herein warrants to purchase up to a total of up to ● Common Shares (equal to 5% of the aggregate number of Common Shares sold in this Offering) and to also register herein such underlying shares. The warrants will be exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the effective date of the Offering and expiring three years from the effective date of the Offering. The warrants are exercisable at a per share price equal to 125% of the public offering price per share in the Offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under FINRA Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the Offering, except as provided for in FINRA Conduct Rule 5110(g)(2). The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, subdivisions, combinations, reclassification, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Indemnification and Other Matters.   We have agreed to indemnify the Representative against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Representative may be required to make in respect thereof. The Representative and its affiliates may also provide from time to time in the future certain financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. From time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Lock-Up.   We, on behalf of ourselves and any successor entity, have agreed that we will not, for a period of one hundred eighty (180) days from the effective date of the Registration Statement (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our company, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock of our company or such other securities, in cash or otherwise.

The restrictions contained in the above paragraph shall not apply to (i) the Public Securities to be sold hereunder, (ii) the issuance by our company of Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and disclosed in the Registration Statement, the Pricing Prospectus and the Prospectus as outstanding or (iii) the issuance by our company of an option or shares of capital stock of our company under any stock compensation plan of our company disclosed in the Registration Statement, the Pricing Prospectus and the Prospectus, or upon approval of our company’s board of directors, to any officer, director, employee or consultant of our company as compensation for services.

In addition, we, our directors and executive officers, existing shareholders holding in aggregate ●% of our Common Shares on a fully diluted basis without giving effect to this offering have agreed with the underwriters not to sell, transfer or dispose of any Common Shares for periods of between six months and ● months after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale.”

Stabilization.   The underwriters will not take any action designed to or that constitutes or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization of the price of any security of our company to facilitate the sale or resale of the shares sold in this offering.

We have applied to have our Common Shares listed on The NASDAQ Capital Market under the symbol “BKSW.” Because there has not been an effective trading market of substance for our Common Shares to date, however, the offering price for shares offered hereby, which was negotiated by us and the underwriters, may not necessarily reflect the last reported sale price for our Common Shares or the market price of our Common Shares following the Offering. In addition to recent sale prices for our Common Shares, the following factors were considered in determining the offering price:

•	the information presented in this Prospectus and otherwise available to the underwriters;

•	our past and present operations;

•	our historical results of operations;

•	our current financial condition and results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the history and prospects for the industry in which we compete;

•	the general condition of the securities markets at the time of this Offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.

We cannot offer any assurance that the offering price corresponds to the price at which the Common Shares will trade in the public market subsequent to the Offering or that an active trading market for the Common Shares will develop and continue after the Offering.

Passive Market Making.   In connection with this Offering, the underwriters may engage in passive market making transactions in our Common Shares on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before commencement of offers or sales of the shares and extending through completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Electronic Offer, Sale and Distribution of Securities.   A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Sales Outside the U.S.   No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Common Shares, or the possession, circulation or distribution of this Prospectus or any other material relating to us or the Common Shares in any jurisdiction where action for that purpose is required. Accordingly, the Common Shares may not be offered or sold, directly or indirectly, and none of this prospectus or any other offering material or advertisements in connection with the Common Shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The underwriters may arrange to sell Common Shares offered hereby in certain jurisdictions outside the United States, either directly or indirectly or through affiliates, where they are permitted to do so.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of securities may not be made to the public in that Member State, other than:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if that Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative; or

(c)	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State), and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in that Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This Prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This Prospectus has not been and will not be circulated or distributed in the PRC, and shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan, and the special administrative regions of Hong Kong and Macau.

Singapore

This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Canada

The Common Shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Common Shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the Offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Expenses Relating to This Offering

Set forth below is an itemization of the total expenses, excluding underwriting fee and commissions and underwriting expenses that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	●
NASDAQ Capital Market Listing Fee		75,000
FINRA Filing Fee		●
Legal Fees and Expenses		●
Accounting Fees and Expenses		●
Printing and Engraving Expenses		●
Miscellaneous Expenses		●
Total Expenses	$	●

In addition to the underwriting expenses (estimated at $●) and above expenses (estimated at $● million), we will pay our underwriters and their dealers an aggregate underwriting fee equal to between $● million and $● million (between 4% and 6% of the aggregate offering), depending on whether and to what extent we complete an offering between the minimum and maximum offering.

Legal Matters

Kaufman & Canoles, P.C. is acting as counsel to our company regarding U.S. securities law matters. The validity of the Common Shares offered hereby will be passed upon for us by Kaufman & Canoles, P.C. Mei & Mark LLP is acting as counsel to the underwriters. Certain legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by GFE Law Office. Kaufman & Canoles, P.C. may rely upon Zhong Lun Law Firm with respect to matters governed by PRC law.

The current address of Kaufman & Canoles, P.C. is Two James Center, 14th Floor, 1021 E. Cary St., Richmond, Virginia 23219. The current address of Zhong Lun Law Firm is 36-37/F, SK Tower, 6A Jianguomenwai Avenue, Chaoyang District, Beijing, China 100022. The current address of GFE Law Office is Suites 3409-3412, Guangzhou CTF Finance Center, Zhujiang New Town, Guangzhou, Guangdong Province, PRC 510613. The current address of Mei & Mark LLP is 818 18th Street NW, Suite 410, Washington, DC 20006.

Experts

Friedman LLP, an independent registered public accounting firm, has audited our consolidated financial statements for each of the years ended April 30, 2018 and 2017. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Friedman LLP’s report, given on their authority as experts in accounting and auditing.

The current address of Friedman LLP is 1700 Broadway, New York, New York 10019.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Enforceability of Civil Liabilities

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Most of our assets are located outside the United States. In addition, most of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Our Articles of Association only honor judgments about security claims duly entered in the Delaware court of the United States.

We have appointed CT Corporation as our agent to receive service of process with respect to any action brought against us in the courts of the State of Delaware under the federal securities laws of the United States or under the securities laws of the State of Delaware.

Zhonglun Law Firm, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Zhonglun Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Kaufman & Canoles, P.C., our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be enforceable in the British Virgin Islands. We have also been advised by Kaufman & Canoles, P.C. that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation. A British Virgin Islands court may impose civil liability on us or our directors or officers in a suit brought in the British Virgin Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under British Virgin Islands law.

Disclosure of Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Class A Common Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A Common Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Baikang Biological Group Holdings Limited

We have audited the accompanying consolidated balance sheets of Baikang Biological Group Holdings Limited and its subsidiaries (collectively, the “Company”) as of April 30, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the two years in the period ended April 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

December 17, 2018

F-2

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	April 30,	April 30,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash	$742,563	$449,079
Inventories, net	1,117,520	839,473
Prepayments and advances to suppliers, net	1,806,016	34,815
TOTAL CURRENT ASSETS	3,666,099	1,323,367

Property, plant and equipment, net	13,376,238	9,653,730
Intangible assets, net	953,892	681,616
Deferred tax assets	-	1,677,064
TOTAL ASSETS	$17,996,229	$13,335,777

LIABILITIES AND EQUITY (DEFICIT)
CURRENT LIABILITIES:
Short-term loan	$-	$572,793
Accounts payable	794,183	38,599
Accrued expenses and other current liabilities	250,357	107,573
Advances from customers	518,548	14,501
Taxes payable	5,739,966	1,178,582
Due to related party	1,509,189	17,784,343
TOTAL CURRENT LIABILITIES	8,812,243	19,696,391
Long-term loan	616,060	-

TOTAL LIABILITIES	9,428,303	19,696,391

COMMITMENTS AND CONTINGENCIES

EQUITY (DEFICIT):
Common share, $0.01 par value, 100,000,000 shares authorized, 8,000,000 shares issued and outstanding as of April 30, 2018 and 2017, respectively	80,000	80,000
Additional paid-in capital	4,350,741	4,350,741
Statutory reserve	393,550	-
Retained earnings (Accumulated deficit)	2,756,994	(11,750,696)
Accumulated other comprehensive income	967,233	960,833
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	8,548,518	(6,359,122)
Noncontrolling interest	19,408	(1,492)
TOTAL EQUITY (DEFICIT)	8,567,926	(6,360,614)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$17,996,229	$13,335,777

The accompanying notes are an integral part of these consolidated financial statements.

F-3

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended April 30,
	2018	2017

REVENUE	$26,762,733	$14,681,575
COST OF REVENUE	6,346,941	3,110,750
GROSS PROFIT	20,415,792	11,570,825

OPERATING EXPENSES
General and administrative expenses	2,158,432	2,323,192
Selling expenses	843,776	426,578
Research and development expenses	94,149	46,852
Total operating expenses	3,096,357	2,796,622

INCOME FROM OPERATIONS	17,319,435	8,774,203

OTHER INCOME (EXPENSE)
Other income (expense), net	301,289	(26,635)
Interest expense	(65,989)	(72,111)
Total other income (expense), net	235,300	(98,746)

INCOME BEFORE INCOME TAXES	17,554,735	8,675,457
INCOME TAXES PROVISION	2,632,604	1,299,380

NET INCOME	$14,922,131	$7,376,077
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	20,891	10,327
NET INCOME ATTRIBUTABLE TO THE COMPANY	14,901,240	7,365,750

OTHER COMPREHENSIVE INCOME

Foreign currency translation adjustment	6,409	749,797

COMPREHENSIVE INCOME	$14,928,540	$8,125,874
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	20,900	11,376
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	14,907,640	8,114,498

Earnings per share
Basic and diluted	$1.86	$1.01

Weighted average number of shares outstanding
Basic and diluted	$8,000,000	$8,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

	Common Share		Additional Paid-in Capital	Statutory Reserve	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Noncontrolling interest	Total
	Shares	Amount

Balance at May 1, 2016	8,000,000	$80,000	$4,350,741	$-	$(19,116,447)	$212,086	$(12,868)	$(14,486,488)

Net income for the year	-	-	-	-	7,365,751	-	10,326	7,376,077
Foreign currency translation adjustments	-	-	-	-	-	748,747	1,050	749,797

Balance at April 30, 2017	8,000,000	$80,000	$4,350,741	-	$(11,750,696)	$960,833	$(1,492)	$(6,360,614)

Net income for the year	-	-	-	-	14,901,240	-	20,891	14,922,131
Statutory reserve	-	-	-	393,550	(393,550)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	6,400	9	6,409

Balance at April 30, 2018	8,000,000	$80,000	$4,350,741	$393,550	$2,756,994	$967,233	$19,408	$8,567,926

The accompanying notes are an integral part of these consolidated financial statements.

F-5

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended April 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,922,131	$7,376,077
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	671,096	604,361
Loss on disposal of property and equipment	15,374	-
Deferred tax expense	1,758,309	1,283,690
Changes in operating assets and liabilities:
Prepayments and advance to suppliers	(1,701,739)	251,477
Inventories	(178,102)	(124,909)
Accounts payable	723,911	(2,387,009)
Advances from customers	483,885	14,786
Taxes payable	4,288,880	1,693,601
Accrued expenses and other current liabilities	128,179	62,947
NET CASH PROVIDED BY OPERATING ACTIVITIES	21,111,924	8,775,021

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(246,321)	(705,387)
Payments for construction in progress	(3,177,575)	(112,658)
Purchases of intangible asset	(218,891)	-
NET CASH USED IN INVESTING ACTIVITIES	(3,642,787)	(818,045)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	592,940	584,051
Repayment of short-term bank loans	(600,306)	(709,733)
Repayment of related party loans	(17,199,765)	(7,396,743)
NET CASH USED IN FINANCING ACTIVITIES	(17,207,131)	(7,522,425)

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	31,478	(9,869)
NET INCREASE IN CASH	293,484	424,682
CASH-beginning of year	449,079	24,397

CASH-end of year	$742,563	$449,079

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$1,046	$11,098
Cash paid for interest	$64,911	$10,614

The accompanying notes are an integral part of these consolidated financial statements.

F-6

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Baikang Biological Group Holdings Limited (“Baikang”), formerly known as Jiahao Biological Group Holdings Limited, is a limited liability company established under the laws of the British Virgin Islands (“BVI”) on November 2, 2017 as a holding company.

Jiahao International (HK) Limited (“Jiahao HK”) is a holding company incorporated in accordance with laws and regulations of Hong Kong on January 10, 2018.

Jiangsu Baikang Bio-Tech Co., Ltd. (“Jiangsu Baikang”) was incorporated on August 10, 2006 under the laws of the People’s Republic of China (“China” or “PRC”) in Pizhou City, Jiangsu Province, China.

Jiangsu Baijiale Oil Crop Co., Ltd. (“Baijiale”) was incorporated in Pizhou City, Jiangsu Province, China on December 25, 2015.

Jiangsu Baikang Purification Engineering Co., Ltd. (“Baikang Purification”) was incorporated in Pizhou City, Jiangsu Province, China on July 8, 2016. Baikang Purification has limited operation since its inception.

Mr. Jinguo Li (“Mr. Li”), the Chairman of the Board of Directors and Chief Executive Officer was the ultimate controlling shareholder (“the controlling shareholder”) of all these companies prior to the reorganization described below.

Reorganization

On March 16, 2018, Mr. Li first transferred his ownership interest in Jiahao HK to Baikang. On March 11, 2018, Jiahao Pharmaceutical (China-Australia) Limited (“Jiahao Australia”) transferred 99.86% of its equity interest of Jiangsu Baikang to Jiahao HK. Jiahao Australia is a privately-held Australian corporation and controlled by Mr. Li. On August 2, 2018, Mr. Li transferred his ownership in Baikang Purification and Baijiale to Jiangsu Baikang. As a result, both Baikang Purification and Baijiale became wholly owned subsidiaries of Jiangsu Baikang.

Jiangsu Baikang, Baijiale, Baikang Purification, Jiahao HK and Baikang are considered under common control since they are controlled by the same controlling shareholder. The above-mentioned transaction was considered a reorganization (the “Reorganization”). After the Reorganization, Baikang ultimately owns 100% equity interests of Jiahao HK, which further owns 99.86% equity interest of Jiangsu Baikang, Baijiale and Baikang Purification.

In accordance with Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholder controlled all these entities prior to the execution of the Agreement. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings (accumulated deficit) at the beginning of the periods presented are eliminated to the extent possible. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

F-7

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Reorganization (continued)

Upon the reorganization, the Company has subsidiaries in countries and jurisdictions in PRC and BVI. Details of the subsidiaries of the Company and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Baikang Biological Group Holdings Limited (“Baikang” or “the Company”)	Incorporated on November 2, 2017	BVI	Parent, 100%	Holding Company

Jiahao International (HK) Limited (“Jiahao HK”)	Incorporated on January 10, 2018	Hong Kong	100% by the Parent	Holding Company

Jiangsu Baikang Bio-Tech Co., Ltd. (“Jiangsu Baikang”)	Incorporated on August 10, 2006	Pizhou City, Jiangsu Province, China	99.86% by Jiahao HK	Research and development, manufacturing and distribution various products using ginkgo extract

Jiangsu Baijiale Oil Crop Co., Ltd. (“Baijiale”)	Incorporated on December 25, 2015	Pizhou City, Jiangsu Province, China	100% by Jiangsu Baikang	Manufacturing and distribution of blended oil using ginkgo extract

Jiangsu Baikang Purification engineering Co., Ltd. (“Baikang Purification”)	Incorporated on July 8, 2016	Pizhou City, Jiangsu Province, China	100% by Jiangsu Baikang	Manufacturing purified water and equipment

Baikang, through its subsidiaries (collectively, the “Company”), provides a variety of proprietary natural health and nutrition products derived primarily from ginkgo in China. It sells four categories of products, including (a) edible oil, (b) liquor, (c) nutraceuticals, and (d) cosmetics and household essential products. Of these products, it produces edible oils, liquor and powdered drinks from the nutraceutical category. The Company currently sells all of its products in China.

Liquidity

As reflected in the Company’s consolidated financial statements, the Company had negative working capital of $5.1 million as of April 30, 2018. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. The Company plans to fund working capital through profits from its operations, bank borrowings and additional capital contributions from its controlling shareholder. Management expects to be able to refinance all of their short term loans upon maturity based on past experience and the Company’s good credit history. In addition to the current borrowings, the Company subsequently secured another Line of Credit with Jiangsu Rural Bank, which can provide an additional maximum funding of RMB 15 million (approximately $2.2 million) during the period of September 15, 2018 to September 14, 2019 (see Note 15). The Company’s controlling shareholder, Mr. Jinguo Li, has also pledged to provide personal loans whenever necessary to the Company as working capital for at least next twelve months.

Based on current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least next twelve months from the date of this report.

F-8

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

The accompanying consolidated financial statements include the financial statements of Baikang, Jiahao HK, Jiangsu Baikang, Baijiale and Baikang Purification. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of inventories, advances to suppliers, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products.

Advances to Suppliers

Advance to suppliers consists of balances paid to suppliers for services and materials that have not been provided or received. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of April 30, 2018 and 2017, there was no allowance recorded as the Company considers all of the advance to suppliers’ balance fully collectible.

F-9

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method, as follows:

Useful life
Buildings	20 years
Machinery equipment	10 years
Transportation equipment	5 years
Office equipment	3 - 10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Construction-in-Progress (“CIP”)

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant and equipment.

Intangible Assets

Intangible assets consist primarily of land use rights and a patent. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over the terms of the land use rights or useful life of intangible assets.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of April 30, 2018 and 2017.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•      Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•      Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

F-10

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments - continued

•      Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, advances to suppliers, prepayments and other current assets, accounts payable, advance from customers, accrued expenses, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long term loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Revenue recognition

The Company manufactures and distributes various products primarily made from ginkgo extract. Revenue from product sales is recognized when the merchandise is delivered and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Shipping and handling costs

Shipping and handling costs, which include costs related to the selection of products and their delivery to customers, are presented in selling expenses. Shipping and handling costs were $48,015 and $26,083 for the years ended April 30, 2018 and 2017, respectively.

Research and development expenses

Research and development expenses include costs directly associated with the Company’s research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended April 30, 2018 and 2017. As of April 30, 2018, the tax years ended December 31, 2015 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

F-11

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value added tax (“VAT”)

Revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.As of April 30, 2018 and 2017, there were no dilutive shares.

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	April 30, 2018	April 30, 2017
Year-end spot rate	US$1=RMB 6.3306	US$1=RMB 6.8960
Average rate	US$1=RMB 6.5774	US$1=RMB 6.7631

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

F-12

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Noncontrolling interests

The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income or loss for the year between noncontrolling interest holders and the shareholders of the Company.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, may not be indicative of future results.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), and for all other entities, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes.

The Company will adopt ASC 606 on May 1, 2018, using the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has evaluated the impact of ASC 606 and has determined that fixed-price contracts, which comprise substantially all of the Company’s revenue, will most often represent a single performance obligation. The Company expected that the adoption of this new guidance will not result in a cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

F-13

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In February 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

F-14

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — INVENTORIES

Inventories consist of the following:

	April 30, 2018	April 30, 2017
Raw materials	$204,888	$178,325
Finished goods	475,987	457,011
Working in process (“WIP”)	436,645	220,673
Inventory reserve	-	(16,536)
	$1,117,520	$839,473

The Company recorded lower of cost or net realizable value adjustment of $Nil and $16,536 for the years ended April 30, 2018 and 2017, respectively.

Note 4 — PREPAYMENTS AND ADVANCE TO SUPPLIERS, NET

Prepayments and advance to suppliers consisted of the following:

	April 30, 2018		April 30, 2017
Advances made to raw material suppliers (a)	$1,459,359		$-
Deposits with venders	279,821		-
Others	66,836		34,815
Subtotal	1,806,016		34,815
Allowance for doubtful accounts	-		-

Prepayments and advance to suppliers, net	$1,806,016	(a)	$34,815

(a)	Our suppliers generally require prepayments from us before delivery of purchased raw materials. The advances are necessary to secure the raw material supplies in the market.

Note 5 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	April 30, 2018	April 30, 2017
Buildings	$9,615,169	$8,826,728
Machinery equipment	835,328	1,083,072
Transportation equipment	316,035	181,959
Office equipment	457,750	406,364
Subtotal	11,224,282	10,498,123
Construction in progress	3,543,364	222,058
Less: accumulated depreciation	1,391,408	1,066,451
Property, plant and equipment, net	$13,376,238	$9,653,730

Depreciation charge was $655,663 and $590,603 for the years ended April 30, 2018 and 2017, respectively. Construction in progress represents direct costs of construction incurred for the Company’s new office and manufacturing facility, which primarily included construction of three manufacturing plant buildings, one hotel and one research and development center, with total construction areas of approximately 55,000 square meters. As of April 30, 2018, the construction of these facilities have been substantially completed. The Company estimated additional RMB 20.75 million (equivalent to $3.3 million) will be incurred on interior and exterior decoration of these buildings by December 31, 2018. The Company will also spend RMB 44.275 million (approximately $7 million) on machinery and equipment purchase in order to bring the new manufacturing facilities into use (See Note 12). No depreciation is provided until construction is completed and ready for its intended use. The construction in progress is expected to be fully completed and placed in service in calendar year 2019. For the years ended April 30, 2018 and 2017, the Company disposed certain obsolete machinery equipment for no proceeds and recognized a loss of $15,374 and $Nil, respectively. Machinery equipment as recorded at book value of $737,635 has been pledged as collateral to secure a loan that the Company borrowed from the bank (Note 7).

F-15

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — INTANGIBLE ASSETS, NET

The Company states intangible assets at cost less accumulated amortization. All land in China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the Right) to use the land. The Company has the Right to use the land for 25 years and amortizes the Right on a straight-line basis over the period of 25 years. Amortization expense was $15,433 and $13,758 for the years ended April 30, 2018 and 2017, respectively.

	April 30, 2018	April 30, 2017
Land use rights	$997,555	$706,980
Patent license	6,319	5,800
Subtotal	1,003,874	712,780
Less: accumulated amortization	49,982	31,164
Intangible assets, net	$953,892	$681,616

The estimated future amortization expenses are as follows:

Year ended April 30
2019	$15,433
2020	15,433
2021	15,433
2022	15,262
2023	14,825
Thereafter	877,506
Total	$953,892

Note 7— DEBT

Debt consists of the following loans:

	April 30, 2018	April 30,2017
Pizhou Rural Commercial Bank
Effective interest rate at 10.0%, due on November 14, 2018(1)	$-	$572,793
Effective interest rate at 10.1%, due on October 20, 2019(2)	616,060	-
Total	616,060	572,793
Less: current portion	-	572,793
Long-term portion	$616,060	$-

(1)	On June 4, 2016, Jiangsu Baikang signed a loan agreement with Pizhou Rural Commercial Bank to borrow an aggregate of RMB 3.95 million (equivalent to $572,793) as working capital with maturity date of November 14, 2017. The loan bore a fixed interest rate of 10.0%. The Controlling Shareholder, Mr. Jinguo Li, together with other unrelated parties guaranteed the repayment of loan. The loan was repaid in full upon maturity.

(2)	On November 15, 2017, Jiangsu Baikang signed a loan agreement with Pizhou Rural Commercial Bank to borrow an aggregate of RMB 3.90 million (equivalent to $616,060) as working capital with maturity date of October 20, 2019. The loan bore a fixed interest rate of 8.83%. Jiangsu Baikang pledged its machinery with book value of $737,635 as collateral. In addition, Mr. Jinguo Li, together with other unrelated parties, guaranteed the repayment of loan.

All of the above loans are due upon maturity and interest payments are due on monthly basis. Interest expense of $64,911 and $71,785 has been reported for the years ended April 30, 2018 and 2017, respectively.

F-16

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — RELATED PARTY TRANSACTIONS

As of April 30, 2018 and 2017, the balances due to related party, in the amount of $1,509,189 and $17,784,343, respectively, consisted of the shareholder loans from the controlling shareholder, Mr. Jinguo Li who is also the Chairman of the Board and CEO of the Company. Mr. Li periodically advances funds to support the Company’s operations when needed. These advances were non-interest bearing and due upon demand. Mr. Li also signed guarantee agreements to provide guarantee to the Company’s bank loans (see Note 7).

The Company purchases cosmetic products through Jiangsu Baiziya Cosmetic Products Co,. Ltd. (“Baiziya”), a related-party entity that holds the cosmetic license and is controlled by the CEO, Mr. Jinguo Li. Total cosmetic products purchased through Baiziya amounted to $112,127 and $Nil for the years ended April 30, 2018 and 2017, respectively.

Note 9 — TAXES

(a)	Corporate Income Taxes (“CIT”)

BVI

Baikang is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Under Hong Kong tax laws, Jiahao HK is subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Jiangsu Baikang, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning July 2015, which is now in renewal process, and if approved, will valid for another three years.

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal 2018 and 2017 were reported at a reduced rate of 15% as a result of Jiangsu Baikang being approved as a HNTE. The impact of the tax holidays noted above decreased foreign taxes by $1,754,371 and $855,793 for the years ended April 30, 2018 and 2017, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.22 and $0.11 for the years ended April 30, 2018 and 2017, respectively.

F-17

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 —TAX (continued)

i)	The components of the income tax provision are as follows:

	For the year ended April 30, 2018	For the year ended April 30, 2017
Current tax provision
BVI	$-	$-
Hong Kong	-	-
PRC	874,295	15,691
	$874,295	$15,691
Deferred tax provision
BVI	$-	$-
Hong Kong	-	-
PRC	1,758,309	1,283,689
	1,758,309	1,283,689
Income tax provision	$2,632,604	$1,299,380

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	For the year ended April 30, 2018	For the year ended April 30, 2017
Deferred tax assets:
Net operating loss carryforward	$1,826,867	$2,936,011
Deferred tax benefit utilized	(1,826,827)	(1,258,947)
Total	$-	$1,677,064

No valuation allowance against the deferred tax assets is considered necessary since the Company believes that it will more likely than not to utilize the future benefits.

The following table reconciles the China statutory rates to the Company's effective tax rate for the years ended April 30, 2018 and 2017:

	For the year ended April 30, 2018	For the year ended April 30, 2017
China Income tax statutory rate	25.0%	25.0%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%
Effective tax rate	15.0%	15.0%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of April 30, 2018, the tax years ended December 31, 2015 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

(b)	Taxes payable

Taxes payable consist of the following:

	April 30, 2018	April 30, 2017
Income tax payable	$907,296	$-
Value added tax payable	4,370,941	1,071,438
Other taxes payable	461,729	107,144
Total taxes payable	$5,739,966	$1,178,582

F-18

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — CONCENTRATION

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of April 30, 2018 and 2017, $725,053 and $449,079 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

For the years ended April 30, 2018 and 2017, substantial of the Company’s assets were located in the PRC and substantial of the Company’s revenues were derived from its subsidiaries located in the PRC.

For the year ended April 30, 2018, one customer accounted for approximately 13.7% of the Company’s total revenue. For the year ended April 30, 2018, one supplier accounted for approximately 16.7% of the total purchase, respectively.

For the year ended April 30, 2017, two customers accounted for approximately 18.5% and 13.2% of the Company’s total revenue, respectively. For the year ended April 30, 2017, one supplier accounted for approximately 9% of the total purchase.

Note 11 — SHAREHOLDERS’ EQUITY

Common stock

Baikang is a limited company established under the laws of the BVI on November 2, 2017. The authorized number of common stock was 100,000,000 shares of common stock with par value of US$0.01 and 8,000,000 shares were issued at par value. The issuance of these 8,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $393,550 and $Nil as of April 30, 2018 and 2017, respectively.

F-19

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

Guarantee

In September 2016, Xuzhou Huayang Auto Tires Co., Ltd. (“Huayang”), a related party entity controlled by the Company’s CEO, Mr. Jinguo Li, borrowed RMB 600,000 (approximately $89,000) from Jiangsu Rural Commercial Bank as working capital for one year. Jiangsu Baikang signed a guarantee contract with the bank to guarantee the unpaid principal plus interest if Huayang failed to repay the loan upon maturity. Huayang failed to repay the loan in September 2017 and Jiangsu Rural Commercial Bank filed a civil lawsuit against Huayang and guarantor. On September 4, 2018, after negotiation with the bank, Huayang, Mr. Jinguo Li and Jiangsu Baikang entered into an settlement agreement, based on which Mr. Jinguo Li agreed to waive the liabilities of Jiangsu Baikang and personally become responsible for the payment. On September 6, 2018, Mr. Jinguo Li made the payment of RMB 600,000 plus interest to the bank.

Capital expenditure commitments

In connection with the Company’s construction in progress of its manufacturing facilities as disclosed in Note 5, the Company has the following capital expenditure commitments to bring these manufacturing facilities into use within the next twelve months:

Interior and exterior decoration cost	$3,277,703
Machinery and equipment purchase cost	6,993,808
Total	$10,271,511

Operating lease commitments

The Company signed a lease agreement to rent an office for its Shanghai branch. The office lease has a lease term from August 15, 2017 to October 15, 2019. Rent expense for the years ended April 30, 2018 and 2017 was $106,212 and $Nil, respectively.

As of April 30, 2018, the Company was obligated under operating leases for minimum rentals as follows:

For the Twelve Months Ended April 30,
2019	$226,981
2020	113,490
$340,471

F-20

BAIKANG BIOLOGICAL GROUP HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13— SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

Management of the Company concludes that it has only one reporting segment. The Company provides a variety of proprietary natural health and nutrition products derived primarily from ginkgo in China. It sells four categories of products, including (a) edible oil, (b) liquor, (c) nutraceuticals, and (d) cosmetics and household essential products. Of these products, it produces edible oils, liquor and powdered drinks from the nutraceutical category. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

The following table presents sales by product categories for the years ended April 30, 2018 and 2017, respectively:

	For the year ended April 30, 2018	For the year ended April 30, 2017
Dietary supplement products	$21,303,944	$14,541,905
Cosmetic products	1,427,390	46,636
Medicinal wine products	977,064	93,034
Blended oil products	3,054,335	-
Total	$26,762,733	$14,681,575

Note 14 — SUBSEQUENT EVENTS

On August 7,2018, the Company signed a Land Use Right Transfer Agreement with Bureau of Land and Resources, Pizhou City. Pursuant to the agreement, the Company made payment of approximately $1.07 million (RMB 6,744,000) to obtain the right to use parcels of land of 44,960 square meters for 50 years. The land will be used for the construction of the Company’s manufacturing facility in Pizhou City, China.

On July 8, 2018, the Company received a subsidy of approximately $0.32 million (RMB 2 million) from provincial government to support the agricultural development and industrialization projects. The Company’s ginkgo oil processing project has met the requirement of such government subsidy.

In September 2018, the Company entered into a line of credit agreement with Jiangsu Rural Bank to borrow an aggregate of approximately $2.2 million (RMB 15 million) as working capital for one year (from September 15, 2018 to September 14, 2019). The line of credit bears an interest rate of 4.7%. The Company pledged its property, plant and equipment of RMB 18 million (approximately $2.6 million) as collateral to secure this line of credit.

In August and September 2018, Mr. Li, the Chairman of the Board of Directors and Chief Executive Officer, transferred 60% of common shares he owned in Baikang to seven unrelated parties for USD$3 per share. After the transfer, Mr. Li remains to be the largest shareholder and his percentage beneficial ownership of Baikang decreased from 100% to 40%.

F-21

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under the Memorandum and Articles of Association of the Registrant, the Registrant may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this registration statement, also provides for indemnification of the Registrant and its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

The Registrant was founded on November 2, 2017. In connection with its founding, Jinguo Li received 8,000,000 Common Shares, par value $0.01 per share, in return for payment of  $80,000 and contribution of his interest in the Registrant’s subsidiaries. In transactions occurred between August 30, 2018 and September 30, 2018, Mr. Li sold and transferred, in aggregate, 4,800,000 Common Shares to 7 other unrelated shareholders in return for cash of $3 per share from such investors ($13,200,000 in aggregate), with an agreed fixed exchange rate of RMB7.00:$1.00. At present, Mr. Li has received RMB 1,550,000 in payment for such shares, with the balance of RMB 90,850,000 to be paid in full prior to commencement of this offering. Each of these shareholders has paid the same price per share.

The above transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(2) thereof and Regulation S promulgated thereunder as a transaction by the Registrant not involving any public offering, in which the Registrant and all of such purchasers were non-residents of the United States and all such transactions took place abroad without any directed selling efforts in the United States.

These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits.   The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

1.1(1)	Form of Underwriting Agreement
3.1(1)	Second Amended and Restated Memorandum of Association of Baikang Biological Group Holdings Limited
3.2(1)	First Amended and Restated Articles of Association of Baikang Biological Group Holdings Limited
4.1(1)	Specimen Common Share Certificate
4.2(1)	Form of Underwriter Warrant
5.1(1)	Opinion of Kaufman & Canoles, P.C., British Virgin Islands counsel of Baikang Biological Group Holdings Limited, as to the validity of the Common Shares
8.1(1)	Opinion of Kaufman & Canoles, P.C., counsel of Baikang Biological Group Holdings Limited, regarding certain tax matters
8.2(1)	Opinion of Zhong Lun Law Firm, counsel of Baikang Biological Group Holdings Limited, regarding PRC tax matters
10.1(1)	Employment Agreement with Jinguo Li
10.2(1)	Employment Agreement with Dongxiao Lyu
10.3(1)	Form of Subscription Agreement
21.1(2)	List of Subsidiaries
23.1(1)	Consent of Friedman LLP
23.2(1)	Consent of Zhong Lun Law Firm (included in Exhibit 8.2)
23.3(1)	Consent of Kaufman & Canoles, P.C. (included in Exhibit 5.1)
24.1(1)	Powers of attorney (included on signature page to the registration statement)
99.1(1)	Code of Business Conduct and Ethics of Baikang Biological Group Holdings Limited

(1)	To be filed by amendment.
(2)	Filed herewith.

(b) Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

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Item 9. Undertakings

The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)	Paragraphs (a)((i) and (a)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B)	Paragraphs (a)(i), (a)(ii) and (a)(iii) of this section do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C)	Provided further, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

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(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	to file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(e)	that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f)	that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

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(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and.

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(g)	to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(h)	that, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(i)	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pizhou, People’s Republic of China, on December 17, 2018.

Baikang Biological Group Holdings Limited

Jinguo Li
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Jinguo Li as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Chief Executive Officer (Principal Executive Officer)
Jinguo Li	and Director

Chief Financial Officer (Principal Financial Officer)
Dongxiao Lyu	and Director

Zhangxi Zhang	Director

Xianpang Hu	Director

Haiying Xiang	Director

/s/ Di Sun
Di Sun	Authorized Representative in the United States	December 17, 2018

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